

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

No Act
P.E. 12-10-02
1-01023

03000874

January 3, 2003

Scott L. Bennett
Senior Vice President
Associate General Counsel and
Secretary
The McGraw-Hill Companies, Inc.
1221 Avenue of the Americas
New York, NY 10020-1095

Act 1934
Section
Rule 14A-8
Public Availability 1-3-2003

RE: The McGraw-Hill Companies, Inc.
Incoming letter dated December 10, 2002

Dear Mr. Bennett:

This is in response to your letter dated December 10, 2002 concerning the shareholder proposal submitted to McGraw-Hill by John Jennings Crapo. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

The McGraw-Hill Companies

Scott L. Bennett
Senior Vice President
Associate General Counsel
and Secretary

1221 Avenue of the Americas
New York,, NY 10020-1095
212 512 3998 Tel
212 512 3997 Fax
scott_bennett@mcgraw-hill.com

December 10, 2002

BY FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: The McGraw-Hill Companies, Inc./Omission of Shareholder Proposal of Mr. John Jennings Crapo

Ladies and Gentlemen:

I am Senior Vice President, Associate General Counsel and Secretary of The McGraw-Hill Companies, Inc. (the "Company"), and I am filing this letter on behalf of the Company with the Securities and Exchange Commission (the "Commission") pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

On October 30, 2002, the Company received a shareholder proposal (the "Proposal") and supporting statement, dated October 25, 2002, from Mr. John Jennings Crapo (the "Proponent") which the Proponent seeks to have included in the Company's proxy statement relating to the Company's 2003 annual meeting of shareholders (the "Proxy Materials"). A copy of the correspondence submitting the Proposal is attached hereto as Exhibit A. On November 1, 2002, the Company mailed to the Proponent a notice of deficiency as to the Proposal. In particular, the Company informed the Proponent that he had failed to provide the information required by Rule 14a-8(b)(2) as to the Proponent's eligibility to submit a shareholder proposal. A copy of the Company's notice of deficiency is attached hereto as Exhibit B.

The Proponent's response was received by the Company on November 18, 2002 and was supplemented by the Proponent on November 20, 2002. A copy of the material received by the Company is attached hereto as Exhibit C. The relevant portion of the response consists of selected pages from the monthly brokerage account statements received by the Proponent from Fidelity Investments for the months of September 2001 through October 2002, inclusive. As explained in detail below, this information does not establish the Proponent's continuous ownership of the Company's common stock for the one-year period ending when the Proposal was submitted. As a result, and as set forth below, the Company believes, upon advice of counsel, that the Proposal may be omitted from the Proxy Materials pursuant to Rule 14a-8(f)(1). Moreover, the Company believes that even if the Proponent were to verify his eligibility under Rule 14a-8(b), the Company would be entitled to omit the Proposal from the Proxy Materials on the basis of Rule 14a-8(i)(3), 14a-8(i)(4) and 14a-8(d).

We therefore respectfully request confirmation that the Staff of the Commission will not recommend any enforcement action against the Company if the Company omits the Proposal from the Proxy Materials. Pursuant to Rule 14a-8(j), we are submitting six (6) copies of this letter with its attachments, including the Proposal. A copy of this submission with attachments is being furnished simultaneously to the Proponent.

The Proposal and Supporting Statement

The Proposal is unclear, but appears to request that the Company supply detailed information to its shareholders concerning the Company's charitable contributions and its criteria for selecting the recipients of those contributions. In contrast, the supporting statement has no connection with the Proposal, but instead is a description of various events in the Proponent's personal life. The Proposal and supporting statement taken together are well in excess of 500 words.

Rules 14a-8(b) and (f)(1)

Rule 14a-8(b)(1) provides that, to be eligible to submit a shareholder proposal, a proponent must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year by the date that the proponent submits the proposal. Moreover, the proponent must continue to hold those securities through the date of the shareholder meeting. If the proponent is not a shareholder of record, and if the proponent has not filed stock ownership schedules or forms with the Commission, the proponent must prove his eligibility by submitting (1) a written statement from the record holder of his securities verifying that, at the time that the proponent submitted his proposal, he continuously held the securities for at least one year and (2) a written statement by the proponent that he intends to continue to hold the securities through the date of the shareholder meeting. See Rule 14a-8(b)(2)(i). If the proponent does not submit verification of his eligibility pursuant to Rule 14a-8(b), the company may exclude the proposal, but only after it has notified the proponent of the deficiency and the proponent has failed adequately to correct it. See Rule 14a-8(f)(1). The company must notify the proponent in writing of any deficiency (as well as of the deadline for the proponent's response) within 14 calendar days of receiving the proposal. The proponent's response to the company's notice of deficiency must be postmarked, or transmitted electronically, no later than 14 days from the date the proponent received the company's notice.

Although the Proponent's cover letter states that he satisfies the eligibility requirements of Rule 14a-8(b)(1), the Proponent failed to provide the Company with the documentation required to substantiate this statement. Specifically, the Proponent, who is not a registered shareholder of the Company and who has not previously filed stock ownership schedules or forms with the Commission, did not submit to the Company a letter from the record holder of the Proponent's shares verifying that on October 25, 2002 the Proponent had continuously held the requisite amount of the Company's securities for at least one year. On November 1, 2002, by certified mail, the Company notified the Proponent that he had failed to comply with Rule 14a-8(b)(2). (Exhibit B) In this notice of deficiency, the Company referred the Proponent to Rule 14a-8(b) (a copy of Rule 14a-8 was included with the notice of deficiency) and specifically outlined for the Proponent the eligibility and documentation requirements under that provision and the 14-day deadline for the Proponent's correction of the deficiency, as required by Rule 14a-8(f)(1). On November 8, 2002, the Proponent received the Company's notice of deficiency. A copy of the United States Postal Service return receipt, signed by the Proponent and posted back to the Company on November 8, 2002, is attached hereto as Exhibit D.

The brokerage statements submitted by the Proponent indicate that he owned 40 shares of the Company's common stock on the last day of each month, other than June and September 2002, in the period from September 2001 through October 2002, inclusive. The Staff made perfectly clear in Staff Legal Bulletin No. 14 (July 13, 2001) that monthly brokerage statements are not a valid substitute for an affirmative statement from the record holder that the beneficial owner has held the securities continuously for a one-year period:

> **Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities?**

> No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal.

Staff Legal Bulletin No. 14, Section C(1)(c)(2). Thus, the Proponent would have failed to demonstrate his eligibility even if he had included proof of ownership as of June 30 and September 30, 2002. The omission of the June and September ownership statements makes the submission doubly faulty.

In accordance with Staff Legal Bulletin No. 14, the Staff has taken a no-action position concerning a company's omission of a shareholder proposal based on a proponent's failure to provide evidence of his eligibility under Rules 14a-8(b) and (f)(1), where the proponent attempted to establish ownership by submitting copies of monthly brokerage statements. See, e.g., Sierra Health Services, Inc. (SEC No-Action Letter available April 3, 2002) and Anthracite Capital, Inc. (SEC No-Action Letter available March 29, 2002). Although the Staff has in some instances extended a proponent's correction period beyond 14 days, the Staff has done so only upon finding deficiencies in the company's communication. See, e.g., Sysco Corporation (SEC No-Action Letter available August 10, 2001); General Motors Corp. (SEC No-Action Letter available April 3, 2001) (extending the correction period because the company's notice did not adequately describe the documentation required under Rule 14a-8(b)). The Company believes that an extension of the response period is not warranted in the present case because the Company's notice of deficiency fully complied with the requirements of Rule 14a-8(f)(1): The Company furnished the Proponent with all relevant information (including the requirements for eligibility, the required documentation and the deadline for response) in the notice of deficiency, and the Company provided the notice in a timely fashion.

Hence, because the Proponent, having received a timely and adequate notice of deficiency from the Company, failed to submit adequate verification of his eligibility as required by Rule 14a-8(b)(2), and because the 14-day period provided by Rule 14a-8(f)(1) for the Proponent to furnish such information to the Company has expired, the Company believes that it may exclude the Proposal under Rule 14a-8(f)(1).

Rule 14a-8(i)(3)

In 2001, the Proponent submitted a shareholder proposal that was virtually identical to the Proposal to Northeast Utilities. The Staff agreed that the proposal could be omitted under 14a-8(i)(3) because it was vague and indefinite. Northeast Utilities (SEC No-Action Letter available April 9, 2001). However, the Staff reached the opposite conclusion with respect to the same proposal when the Proponent submitted it to Sara Lee Corporation that same year. Sara Lee Corporation (SEC No-Action Letter available August 10, 2001). The Staff's response to Sara Lee did not explain why it was reaching a different conclusion, despite the fact that the Northeast Utilities letter was cited in Sara Lee's no-action request to the Staff.

We believe the Staff's decision in Northeast Utilities is correct and that the Proposal can be excluded under Rule 14a-8(i)(3).

Rule 14a-8(i)(4)

Rule 14a-8(i)(4) provides that a company may exclude a shareholder proposal if that proposal seeks redress of a personal claim or grievance of a proponent against the company or any other person, or if the proposal is designed to result in a benefit to the proponent or to further a personal interest of the proponent that is not shared by the other shareholders at large.

This rule is designed to prevent shareholders from abusing the shareholder proposal process in order to "achieve personal ends that are not necessarily in the common interests of the [company's] shareholders generally." Release No. 34-20091 (August 16, 1983). The Commission has explicitly noted that the time and expense of addressing such proposals have an adverse effect on a company and its shareholders. See Release No. 34-19135 (October 14, 1982).

The Proponent's supporting statement, together with the past attempts by the Proponent to have his materials included in the Company's proxy, demonstrate that the Proponent is using the Proposal as a pretext for requiring the inclusion in the Proxy Materials of his complaints about incidents from his personal life. The Proponent's two prior attempts were the subject of no-action letters to the Company available February 15, 2002 (agreeing that the Company could exclude a proposal as a personal grievance under 14a-8(i)(4)) and November 26, 2001 (agreeing that the Company could exclude a proposal based on failure of the Proponent to establish eligibility). Although the current Proposal itself purports to address a general shareholder concern (the Company's charitable contributions), we believe it must be read in conjunction with the supporting statement to ascertain its actual purpose. The publication of this information in the Proxy Materials would serve simply to address the Proponent's personal grievance, further the Proponent's personal interest, add extraneous and incomprehensible information to the Proxy Materials, confuse the other shareholders and increase the printing costs of the Company. This result is not in the best interests of either the Company or its shareholders.

We do not believe that it is appropriate in this case to require the Company to include the Proposal without the supporting statement. Where, as here, the facts demonstrate that the Proponent has no bona fide interest in the subject matter of the Proposal, it would be misleading to shareholders to require the Proposal to be included.

It should be noted that the Proponent has a history of seeking to include a personal grievance in other companies' proxy materials as well. See, e.g., Chittenden Corporation (SEC No-Action Letter available January 2, 2001); Fleet Financial Group, Inc. (SEC No-Action Letter available June 25, 1996) (listing other proposals of the Proponent).

Rule 14a-8(d)

Rule 14a-8(d) limits the Proposal and the supporting statement to an aggregate of 500 words. In fact, these materials exceed 1200 words. This in itself provides sufficient grounds for the Company to omit both the Proposal and the supporting statement.

* * *

For the reasons set forth above, we respectfully request that the Staff advise us that it will seek no enforcement action against the Company if the Proposal is omitted from the Proxy Materials. The Company plans to mail the Proxy Materials to shareholders on or about March 24, 2003. Please feel free to contact the undersigned at (212) 512-3998 if you have questions or require additional information.

Very truly yours,

Scott L. Bennett

Scott L. Bennett

Received
9/30/02

(A)

MR JOHN JENNINGS ("JACKIE") CRAPO —
PRO SE. AA. ABE. ~~NON~~ MHP STCKHLDR
NON LLB. NON MS, NON PRACTISING
LCNSD CERT SCL WRKR, FORMER
MILITARY JOURNALIST, ET CETERA
PO BOX 400151
CAMBRIDGE MA 02140-0002

VIA CERTIFIED
MAIL RETURN
RCPT REQUEST —
ED MAIL PIECE
7002 1000 0005
6652 5904

25 OCTOBER
Calendar YEAR
TWO THOUSAND TWO
(2002) PAGE ONE (01)
OF forty-
THREE (43)
pages printed
one (01) SIDE
REVERSE SIDE
BLANK
Thru Enclosures
RE: MY
StockHLDR
PROPOSAL

THE McGRAW-HILL COMPAN-
IES INC OFC OF THE
CORPORATION SECRETARY
ATTN PLEASE MR/MRS/MISS
S.L. BENNETT, ESQUIRE
SECY OR SUCCESSOR AS
SENIOR VICE PRESIDENT ("SVP")
OR ACTNG SVP
1221 AVE OF THE AMERICAS
NEW YORK CITY, NY 10020

DEAR SECRETARY

I WRITE TO SUBMIT MY
SHAREHOLDER PROPOSAL, AND IT'S AC-
COMPANYING MORE

JAckie CRAPO to MHP
25 Oct 2002
P. Two (2) OF Forty-three (43) pages
SUPPORTING STATEMENT FOR THE NEXT SHAREHOLDER MEETING OF ASSEMBLED STOCKHOLDERS AND PROXIES MEETING AS MEETING OF SHAREHOLDERS OF McGRAW-HILL COMPANIES, INC

it's SUNDAY 27 Oct 2002 - For OVER 1/2 Hour I've Been BOMBARDED BOOMBING/BANGING NOISE FROM BEYOND MY NORTHWALL AND BY Static AND other IRRELEVANT NOISE ON MY RADIO WHICH I've turned ON VERY LOW - I'M ONLY ONE (01) WHO Hears WHRB FM ("HARVARD RADIO") It's 5:13 PM NOW THAT IS Very ANNOYING AND I WONDER ABOUT the IMPLICATIONS OF THE TROUBLE IN THE CASE OF McGRAW-HILL COMPANIES, INC WHICH HAS AFFILIATIONS With NATIONAL Networks AT ABC AN (SAN DIEGO) AND DIVERS Other PLACES AND SENDS FINANCIAL ECONOMIC NEWS TO PRINT/Electronics/RADIO/TV MEDIA CERTAINLY PRINTED MED MATERIAL WAS SENT DURING THE TIME WHEN MR (CONGRESSMAN) John ADAMS MORE

WAS CRAFTING THE MASSACHUSETTS STATE CONSTITUTION, AND WHEN DR BENJAMIN FRANKLIN, MR THOMAS JEFFERSON, AND OTHERS WERE MODIFYING IT SO IT WOULD BE SUITABLE/OR RATIFIABLE BY THE STATES AS OUR NATIONAL CONSTITUTION. MR ADAMS (AMBASSADOR ADAMS, then) WAS AT THE UNITED KINGDOM WHEN GENERAL WASHINGTON, PRESIDENT OF THE US CONSTITUTIONAL CONVENTION PERMITTED SAID CONVENTION MEMBERS PERMITTED MAKING SLAVERY IN THE thirteen (13) STATES CONSTITUTIONALLY LAWFULL. ~~AH~~ General AND MRS WASHINGTON WERE SLAVEOWNERS AS WAS MR JEFFERSON. AT UK WHERE MR ADAMS WAS KNOWN to OUR FORMER MOST GRACIOUS KING, R, GEORGE 3RD. IT WAS KING GEORGE (the SAME ONE) WHO ISSUED THE DECREE ENDING the SLAVE TRADE AND IT WAS A BRITISH MAN OF WAR WHICH BROUGHT THE ARMISTAD INTO A U.S. PORT. AND IT WAS CONGRESSMAN (Former US PRESIDENT) MR JOHN QUINCY ADAMS ESQUIRE

more

JACKIE CRAPO to MHP
25 Oct 2002
P. FOUR(04) of Forty three (43)

AS CO-COUNCIL FOR MR BALDWIN ESQ, Depositer of the New HAVEN SAVINGS BANK WHO ARGUED BEFORE THE RT HONOURABLE US SUPREME COURT THE KIDNAPPED AFRICANS WERE JUSTIFIED UNDER THE U.S. Constitution to USE FORCE to FREE THEMSELVES AND THAT THE British (HM) FRIGATE OF Another BRITISH RULER WAS LAWFULLY CARRYING OUT THE ORDERS OF IT'S SOVEREIGN IN BRINGING THE "CAPTIVES" to CONNECTICUT to BE TRIED RATHER THAN to A SLAVE STATE WHERE the FUGITIVES MIGHT HAVE BEEN TRIED IN A STATE COURT AND CONDEMNED to DEATH FOR ~~TRYIN~~ ~~FR~~ EMANCIPATING THEMSELVES. US Citizens MUST ALWAYS EMPHASIZE WHEN THE FORCES OF KING GEORGE 3RD Were defeated AT YORKTOWN MANY AFRICAN-AMERICANS DECIDED to GO With the BRITISH SOLDIERS RATHER THAN REMAIN IN THIS NATION SIMPLY BECAUSE MORE

JACKIE CRAPO to MHP
25 Oct 2002
P FIVE(05) OF Forty-three (43) pp.
THEY PREFERRED BEING SUBJECT to MILITARY DISCIPLINE to THAT OF CIVILIAN PLANTATION OWNERS AND OVERSEERS. MR DRED SCOTT HAD BEEN AN AID to A United STATES OF AMERICA ARMY OFFICER, DOING THE SAME KIND OF WORK MILITARY ORDERLIES DID FOR THEIR COMMISSIONED OFFICERS AND MILITARY ENLISTED PERSONNEL DID IN MY TIME AS KP'S FOR Both BLACK AND WHITE ENLISTED, Non Commissioned AND COMMISSIONED OFFICER PERSONNEL.

I'M THE OWNER OF Forty (40) COMMON SHARES OF McGRAW-Hill COMPANIES, INC WHICH I've held over ONE(01) Year Consecutively WHICH IS IN VALUE OF IN EXCESS to the HONOURABLE U.S. SECURITIES AND EXCHANGE COMMISSION'S MINIMUM THRESHOLD OF Stockownership FOR INTRODUCTION OF SHAREOWNER

MORE

JACKIE CRAPO to MHP
25 Oct 2002
Page Six(06) of 43 pages

PROPOSALS I PLAN to Continue to OWN MY SHARES OF McGRAW-Hill COMPANIES INC UNTIL three(03) MINUTES AFTER THE ADJOURNMENT OF THE SHAREHOLDER MEETING IN QUESTION

8:18 AM oct 23RD 2002 I HAVING TAKEN MY COUGH MEDICINE FOR RELIEF OF MY COUGH I TRY to Sleep. I HAVING USED MY BATHROOM 10:27AM AND ON DIVERS other OCCASIONS I USE MY BATHROOM 2 PM AND ON DIVERS other OCCASIONS I HAVE SOME NOURISHMENT AND ANTI-INFLAMS FOR MY PAINFUL ARTHRITIS PAIN 2:36 PM I HAD MORE COUGH MEDICATION 4:57AM I WOKE FOLLOWING A DREAM. I WAS HIGH ON A BUILDING. I WANTED to GET to THE TOP WHICH looked LIKE THE RESIDUE OF REMAINS. SOME SHELL OF FOUNDATIONS REMAINING. I WAS With SOMEONE FROM MY DISTANT PAST WHOSE STEP-MOTHER WAS

MORE

KNOWN AS "JACKIE"! THAT PERSON ACCOMPANIED ME TO THE TOP OF THE BUILDING. There were STAIRS MANY PEOPLE SAT ON FLOOR OF THE RUINED TOP, AND SOMEONE SEATED AT THE EDGE PASSED OVER TO ME MY COAT, FROM ONE PERSON to other BUT IT WAS SOMEONE ELSE'S COAT. AND NOT MINE. I took PhotoGRAPHS OF A DISTANT ROOF WHICH I Wished TO VISIT BUT PEOPLE ON ROOF SAID I JUST CAN'T GO THERE. THERE YOU MUST MAKE AN APPOINTMENT IN ADVANCE to GO TO IT. That ROOF TOP WAS LIKE the REMAINDER OF A RUINS PART OF IT REMAINING INTACT AND TOP OF IT WHERE I WANTED TO CLIMB UP TO WAS PARTLY GONE. I think NOW OF A MAN WHO WAS NAMED AFTER AN ARTICLE OF AN ARTICLE OF clothing. IT WAS MY JOB to

sit

MORE

ON A CHAIR OUTSIDE HIS ROOM AND VISIT WITH HIM THROUGH the OPENNED DOOR OF THE ROOM. I SAT IN ~~CORRIDOR~~ HALLWAY. LATER ON AFTER I DEPARTED THAT JOB I Noticed IN NEWSPAPER A Story OF SOMEONE WHO FELL FROM A HIGH-RISE BEING BUILT WHO ~~WAS~~ HAD THE NAME OF A PART OF AN ARTICLE OF CLOTHING - I Very BRIEF-LY SUMMARIZE. I'M a StockHOLD-ER OF ~~A~~ MORE THAN ONE MANU-FACTURER OF CLOTHING. I WAS IN SORROW AT THAT MAN'S DEATH.

11AM oct 24 2002 I USE MY COMMODE. IT FAILED TO FLUSH. I USED BUCKET OF WATER to FLUSH IT. I THOUGHT OF WHAT TO DO ON FRID-AY Oct 25th 2002 I THOUGHT OF MY MANY TROUBLES DURING TIMES I WAS UNABLE TO SLEEP AND WHEN I'M NOT PERMITTED TO REST.

MORE

JACKIE CRAPO to MHP
25 Oct 2002
PAGE Nine (09) of Forty-three (43) pages

ON RADIO THERE WAS A COMMENT "Conclusion of (MR) William BUTLER YEATS..." MR YEATS WAS MENTIONED AT Continuing EDUCATION AT Boston UNIVERSITY BY a SPEAKER who claimed to BE Faculty AT A GRADUATE SCHOOL OF A MAJOR UNIVERSITY With NATIONAL PROPORTIONS AT NEW YORK, ONE my Mother claimed She'd ATTENDED BUT WHICH I HAVE BEEN UNABLE to FIND RECORD OF my mother's MATRICULATION. Mother claimed too that She'd Attended Another UNIVERSITY NEAR WHERE SHE ONCE LIVED AT PROVIDENCE PLANTATIONS AND I RECEIVED A FLAT NO THAT SHE HAD ATTENDED IT. AT THAT Continuing EDUCATION THERE WAS A DIGNITARY PRESENT WHO GREETED ME - We Both Were long STANDING COLLEAGES AND ON

MORE

More

Jackie Crapo to MHP
25 Oct 2002
Page Ten (10) of Forty-three (43) pages

THAN ONE OCCASION HAS thanked me for "CATCHING" HIM "UP..." I felt it INAPPROPRIATE to EXPLAIN to ONE of resident faculty who SAW the GREETING AND WHO PROMPTLY DREW NEARER. ON A PRIOR OCCASION that person Ms ECKERT (sp???) once I INTRODUCED HER to A COLLEAGUE SHE COMMANDED ME Not to HAVE ANYthing FURTHER to DO With "that person." That person was customer service Vice President of A Money Center BANK.

ALSO IN the News were reports of A TROUBLING EVENT AT Baltimore MD. I thought of this shareholder proposal presentation there at AN APPAREL MANUFacturer. My letter to the City of Baltimore PUBLIC LIBRARY WHICH IS UNANSWERED. MY PRESENTATION WAS At BALTIMORE FALL OF 2001. I thought

MORE

JACKIE CRAPO to MHP
25 oct 2002
Page Eleven(11) of Forty three(43) pages
OF TROUBLING events AND I
THOUGHT OF AN obituary IN Boston
PAPER I Noticed - A Member of the
National ASSOCIATION OF SOCIAL
WORKERS WAS A Hospital patient
AT BALTIMORE AND WAS BUSY
AS PATIENT ARRANGING FREE
DINNERS FOR "Homeless" AT
BALTIMORE MD. I'D TRIED to
GET into the hotel Where the
Stockholder meetins WAS But
HAD to TRY to rest OUT-SIDE -
UNDER Exceedingly DANGEROUS
CIRCUMSTANCES -- ALSO I thought
OF ORAL Story OF A Former European
COMMISSIONED AIRFORCE OFFICER =
WHOM for this WRITING, I'll Style
BREVET MAJOR ("MAJOR") HUSAK
MAJOR HUSAK told me ONCE
WHEN We Met IN a hallWAY
the Secret police AND took two
(02) People UNDER AIR FORCE
COMMAND INSPITE MAJOR
HUSAK's Vehement protests. Major
IMMEDIAtely More

Jackie Crapo to MHP
25 Oct 2002
Page twelve(12) of forty-three (43) pp

wrote + sent Letters of Complaint to # the local commander, the organization professional commander and the service commander whom upon the letter being delivered to the Head-quarters office had the two(02) persons returned. Apparently the two(02) were removed forcibly by the Service Military Police from a freight train headed toward Odessa inspite the vehement objections of the Secret Police. The Secret Police were ordered to return the two(02) to Major Husak. Which they did. The major emphasize the importance of letters. The news report in question of WHRB which I have on now ~~7:12~~ 7:13 PM had a report concerning Dow Jones Industrial Average

MORE

JAckie Crabo to MHP
25 Oct 2002
page thirteen (13) of Forty-
three (43) pp

I WROTE A PROGRESS NOTE OF MY DEFROSTING OF MY Land-PERSON'S General Electric REFRIGER-Ator

8:02 PM oct 27 2002 Who wish-ed me a goodevening Ms Julie Greenburg or ~~GREENBURG~~ GREENBERG - REFLECTION I Took a COURSE IN THE REFORMATION INSTRUCTOR SAID although "YOUNG MAN, Young HUTHER" (I Disguise title) is a Seminal WORK Nevertheless THERE WAS A Lacking OF Scholarly research WHICH HAD it BEEN DONE AND INCLUDED IN THE Book MIGHT HAVE MADE THE Book OF GREATER SCHOLARLY HistoricAL VALUE. - Mr William CHRISTIE Former resident of KIRKLAND HOUSE 8:10 PM is MENtioned Concerning AN OPERA. Prologue: too

Mr Jean Bowshque (or Butique) Louis is Creditted. MAN With pleasant SOUN-DING Voice succeeded MS GREENBERG

I PROCEEDED With MY COPY OF (MR) JOHN ADAMS "(MR)" I insert. BIO-GRAHER Mentioned the courtship of MR ADAMS with MISS ABIGAIL SMITH whose PAPA emphasized talk-of TOPICS RATHER THAN The FOCUS OF NAMES. MR Smith WAS A SLAVE OWNER

MORE

THE BIOGRAPHER Mentioned. TOO MR JONATHAN AUSTIN. I REFLECTED ON MY Research REGARDING PATRIOT MR AUSTIN, LATER A STATE WIDE CONSTITUTIONAL OFFICER ~~FORE~~ elected; AND the street which WAS NAMED AFTER HIM WHICH WAS changed to the memory (From Distance) OF A Person from ANOTHER STATE. MR AUSTIN WAS A SECRETARY. The Roman Catholic Metropolitan here has lamented MUCH OF HIS TROUBLES AS PRIMATE OF NEW ENGLAND IS ~~DO~~ DUE TO THE PAUCITY OF SECRETARIAL help IN his PROVINCE. AUSTIN STRT NAME WAS CHANGED TO THAT OF A CLERGY-MAN. WHEN I (I USE NEW PEN) WAS IN Senior HIGH school I WAS TOLD BY SOMEONE YOU YOU'LL HAVE SECRETARIAL HELP ... SOMEONE-ELSE ADDRESSED US, ... YOU MEN OUT There, DON'T WORRY IF YOU'RE NOT TEACHERS ... YOU CAN BE DITCH DIGGERS" SOMEONE-ELSE SAID to ME: "I'M GOING TO GET YOU...!" AND At my Mother's

MORE

JACKIE CRAPO. to MHP
25 Oct 2002
PAGE FIFTHTEEN (15) OF Forty three (43) PP

GRAVE-SIDE SERVICE - SOMEONE there INJURED MY NECK - SAME ONE (01) WHO WAS ALLEGDELY TREATED Rudely BY HIS CAPTORS WHEN HE WAS ALLEDGEDLY TAKEN PRISONER OF WAR (POW) RECENTLY A PERSON RELATED BY MARRIAGE to HIS FIRST-COUSIN (PROBABLY NAMED AFTER MY Mother) WAS VERY INSULTING AND THREATENING to ME ... " MR Austin according to ONE (01) WRITER WAS A substantial property OWNER ON the ~~Former~~ Street, Named FOR MR AUSTIN. SOUNDS LIKE SLAVES BEING AWARDED the last Name of their OWNER.

10:55AM 25 Oct 2002
FOUR (04) CUPS OF MELTED ICE FROM MY Landperson's GE REFRIGERATOR. MY Mother WAS A FORMER GE EMPLOYEE. LONG WAKEFULNESS NOISE 2PM three (03) CUPS OF Melted ICE I dump into MY Kitchen Sink 2:46 PM I DECIDE to HAVE MY BATH. MY Shower Fails to Shower

more

JACKIE CRAPO. to MHP
25 Oct 2002 of Forty-three
PAGE Sixteen (16) (43) pp
MY Doctor instructed me
to shower twice DAILY. HE HAD
A GREEK SOUNDING NAME. AN
ERSTWHILE TUTOR. WITH GREEK
SOUNDING NAME WAS A NATIVE
OF HAMBURG (???)
4:27 PM Oct 25 2002 Nearly
DRESSED
9:55 pm Oct 26 2002 Com-
mentator talks of "Making a
CRIMINAL" (title ?? of a SONG)
I Cease DEFROSTING
WALL STREET JOURNALS ON
Floor - For two (02) Persons. I put
IN BIG DELIVERY Box At entrance
I Notice Two (02) More (one For
each addressee outside WHICH
Put IN BIG Delivery Box also
ANNOUNCEMENT IN Launderette
IN BASEMENT I Take DOWN it's
FOR INCOURAGING Residents of MY
HOME to GO to LOCAL BAR ("PUB")
A LAW PROFESSOR AT AN IMPORTANT
UNIVERSITY LAW School HAS
WRITTEN DIVERSITY OF CIVIL PROCED-
URE - I'M UNABLE to FIND HIS
NAME. I'VE Noticed 2nd edition
OF IT more

JACKIE CRAPO to MHP
25 Oct 2002
page Seventeen (17) of Forty-three (43) pp
on Bookshelf of that University's Bookstore - from outside through WINDOW of University Law School Bookstore, But Not recently

25th Oct ~~26th~~ 2002 the employee who WAITED ON ME At Post Office was Cordial to me

5:20 PM Subway to Boston

6:50 PM Service At Store Where I bought clerical supplies Not so Great

I WENT to Boston PUBLIC LIBRARY AND I WAS OFFENSIVELY INFORMED IT WAS CLOSED ONLY exceptions were INVITED GUESTS - At COPLEY SQUARE I'D WANTED to research AN OUT OF STATE ADDRESS. I UNDERSTAND IF IT'S UNLAWFULL to use a phone Book for the purpose of a letter to A phone subscriber. I explained I WAS DOUBLY OFFENDED SINCE THE New Section of the LIBRARY WAS the Former Site OF MY ALMA MATER But Nevertheless I WAS TREATED BY The Boston PUBLIC LIBRARY IN AN exceed-

ingly more

JAckie CRAPO to MHP
25 Oct 2002
Page Eighteen (18) OF Forty three (43) pp

impersonal AND INDIFFERENT MATTER BATES HALL IS the MAIN REFERENCE ROOM AVAILABLE to Students AND ALL others - there WAS a Story A BENEFACTOR HAD lived IN a ROOM IN COPLEY SQuare area AND USED the public LIBRARY FOR RESEARCH AND AS FOCUS OF HIS SOCIAL LIFE. there Were VARIOUS PUBLIC Functions AND there IS/WAS Court Yard enclosed by Central LIBRARY Buildings Not Seen From SIDEWALK Where People MIGHT MEET. THE BENEFACTOR'S KIN CONTESTED the Legacy But the LIBRARY WAS ABLE to Document the Donor INFACT USED PLACE - RECENTLY the Copley SQUARE LOCATION WAS Victim OF A DISASTER; one OF it's TRUSTEES Stood outside and AND SAID PERSONS incharge SHOULD HAVE ANTICIPATED the DISASTER

MORE

JAchie CRAPO, Pro Se to MHP
25 Oct 2002
Page Nineteen (19) of 43 pp

I WAS BRUSQKley escorted out. I'D planned to use public toilet - there are No out-SIDE ONES. I paced that - AND the city TRIES TO AVOID a MUSTY SMELL!

I took TROLLEY to the (MR) (HON) Stephen P. MUGAR UNIVERSITY LIBRAR. The MUGAR NAME I TRUST is KNOWN to YOU. Adjacent to the (Hon)(Mr) DOUGLAS FAIRBANKS, JUNIOR LOBBY ~~WAS A M~~ IS a Men's ROOM. Then I glanced at exhibit of ARTIFACTS OF MR + MRS FAIRBANKS JR. Letters from Her Rt Excellent MAJESTY Elizabeth 2nd, Queen REGINA AS HRH PRINCESS ELIZABETH Acknowledged generosity OF MANY USA Citizens to the Princesses AND HRH PRINCE MOUNTBATTEN UPON Their MARRIAGE MY SENDING GIFTS OF FOOD to British + British IRISH (NO IRELAND) who were SUFFERING the aftermath OF WORLD WAR TWO (02).

A LETTER (UNSIGNED) (but printed signature of General of the army, Dwight D. Eisenhower) in abbreviation "IKE" more said at Supreme Allied Military Commander of North Atlantic Treaty Organization ("NATO") he was assiduously working to restore the confidence of European countries following World War two (02). As they recover

There was a splendid copy of surrender document prepared by USANR LT JR Grade Douglas Fairbanks Junr signed by allies and enemy commanders of two Mediterranean Islands by a muchly superior force of military to a much inferior force of US military. Also posted under glass (everything was under glass) was a photograph of Captain Fair-banks Junr, USNR who served as public affairs commissioned officer at London, UK, during NATO exercises with USA Navy Rear Admiral John S. McCain. Displayed was a first edition Autobiography Vol two of Mr Fairbanks, Jr which open-ed

more

JACKIE CRAPO. Pro Ac. to MHP
25 Oct 2002
PAGE twenty-one (01) or forty-three (43) pp
according to curator. with
MR FAIRBANKS JR at CHARLES-
TOWN (Boston) NAVY Yard Docks
IN 1941 (presumably after Pearl
HARBOR)

9:33 PM MAN on WHRB
Mentions MR William CHRISTIE
conducting OPERA UNDER his
"BATON") - 27 Oct 2002

A marvelous note to Mr
AND Mrs FAIRBANKS JUNR FROM
Ms VIVIEN LEIGH DID MR
FAIRBANKS be awarded the
PULITZER PRIZE LAURIAT. I can't
FIND MY list OF AWARDEES

ALSO A Letter OF apology
to MR FAIRBANKS JR From Her
Most Gracious ELIZABETH,
Second - who wrote in Sept-
ember Following a gift of a
PARROT BY MR FAIRBANKS, JR.
APPARENTLY IT WAS A QUIET
PARROT AND IT FAILED TO USE
DIRTY LANGUAGE, LIKE What
I've heard over HARVARD
RADIO - PRESUMABLY HM Would
HAVE FOUND AN appropriate
WAY OF Dealing with such a
problem

more

JACKIE CRAPO, Pro Se, tomHP
25 Oct 2002 of 43-
PAGE twenty (20)-two (02) pp-
How Do you handle a problem
like that? "Her Majesty... Has
A PARROT Who Swears... If it
DOES, Why can't I Swear...?"

SOMEON
I Noticed ~~too~~ before depart-
ing the DOUGLAS FAIRBANKS JR
RECEPTION AREA AN AWESOME
CROWN, a replica I'm certain of
AN ANCIENT ONE - But too heavy
to ~~Be WORN~~ HAVE BEEN WORN
BY His MAJESTY, the KING of
ISRAEL. I DIDN'T Spend MUCH
TIME With the exhibits AND I
DO Not DOUBT that More of
the Collections of Mr Fairbanks Senior
AND MR Fairbanks JR ARE
Stored elsewhere. What I
saw looked Nice - But you know
sixty years ISN'T a long time to
Keep things.

I WAS pleasantly surprised
when I got INTO MAIN LIBRARY to
Notice CONSPICUOUSLY A ~~collection~~
BOOK (Vol TWO) OF YALE UNIVERSITY
WORKS OF DR SAMUEL JOHNSON

MORE

JACKIE CRAPO. Pro Se, to MHP
25 2002 Oct.
P. twenty-three (23) or Forty-three (43) pp
I can't find my Dictionary
THE YALE UNIVERSITY BOOK
MAKES MENTION OF the Collection
OF (MRS) MARY Morley CRAPO HYDE
PHD ON DR Johnson's Lawyer
MR JAMES BOSWELL, ESQUIRE
MRS HYDE UPON becoming a
WIDOW (Notice from something
IN print) (Which I can't find)
MARRIED the Rt Hon LORD ECCLES
the Commonwealth of Nations
lead LIBRARIAN Whom WE
ALL ARE Gratefull too For
his Wartime Diplomatic Service
at LISBON & MADRID Whereby e
those NATIONS Portugal & Spain
AND overseas territories Were
Neutral IN WWII Thereby e
SAVING more allied casualties
than there were. We're all grate-
Full Generalissimo Chiang Kai
CHECK and Madam SUN YAT-
SEN AND MADAME Chiang Kai
CHEK PROVIDED Leadership WHICH
MADE it impossible for the Empire
OF JAPAN to LAND it's Power-Full
Well

more

Jackie Crapo, pro se, to MHP
Oct 25 2002
P. twenty-Four (24) of Forty three pp

Disciplined ARMY ON the USA West COAST With the SUPPORT OF Rt Hon VISCOUNT MOUNT ~~Battern~~ BATTEN (I SURE MISS MY Dictionary) who WAS British commonWealth SUPREME COMMANDER Supplies Were Sent ackross the EMPIRE OF INDIA to ASSIST those Chinese Leaders Resist the imperial Japanese. those who saw the Last Emperor Know He WAS IN MANCHURIA UNDECIDED WHAT to DO. HE Knew the ALLIES Were Pledge to restoring MANCHURIA to 1895 how it was AND With him there Meant he could displace DR SUN YAT-SEN's Successors which included Hon chairman Mao.

I DID Notice Near the Book which mentioned the Rt Hon ~~Hto~~ Viscountess ECCLES, AN account A critique by the BIOGRAPHER OF Governor ALFRED EMANUEL SMITH on a book Written BY SOMEONE, "AN Account of MIGRATION FROM NEW ENGLAND" it's Author made critical comments regarding NEW ENGLAND BUT MY

more

JACKIE CRAPO, pro se to MHP
OCT 25 2002
p. twenty-five (25) OF Forty-
three (43) page

NEIGHBOR WHO WANTED TENURE
HAD TO GO WITH POWER AND
ARGUE IN DEFENSE OF Ethanol
NEW ENGLANDERS Were IN the
FOREFRONT OF the "Temperance
movement" IN REFUTING
charged excesses OF Alcohol IN-
TAKE IN New ENGLAND.
I can't find my Book that
has INFORMATION Deaths Due to
DRIVING Under the INFLUENCE OF
ALCOHOL
I DIDN'T Find The Mailing
ADDRESS OF BUSINESS that I
Need it to-
IN ANOTHER BOOK there was
a biography n Someone holding an
apparently lighted cigarette.
I WAS looking for the biography
OF MR Jackie Gleason who was
Nominated many times for the
OSCAR. FOR the Broadway perfor
mance of the Hustler, MR GLEASON
GOT A TONY. MY Mother who
WAS DAUGHTER-IN-LAW Formerly
OF FORMER GLEASON Woman
OFTEN CALLED ME "JACKIE" Mr
Gleason more

JACKIE CRAPO. Pro Se to MHP
Oct 25 2002
p. twenty-six (26) of 43 pp
who reportedly failed to read music
notes headed NATIONAL Broadcasting
Companies SUNDAY Evening Colgate
COMEDY Hour (it's now Sunday
Night 10:28 PM, 27 Oct 2002)
I Don't have a working TV.
Haven't had VCR. But I ~~did~~ do
like Mr Matt LAUER AND Ms
KATIE KOURIC. They with Mr
LAVANCHE (Boston WHDH TV
SEVEN) were superb from
New Sidney, Realm of Australia
the Emmy DAYTIME AWARDEE
WHO GAVE The closing comment
editorial of NBC's coverage of
the OLYMPICS AT AUSTRALIA
WAS ABSOLUTELY SUPERB IN emphas-
ING THAT NBC'S COVERAGE AT
N. SIDNEY WAS NOT AN endorse
ment of how the British /
AUSTRALIAN MONARCHY Permitt-
ed the aborigines OF AUSTRALIA
to BE Mistreated AND NO
WAYS DOES THE BOARD OF DIRECTORS
AND Stockholders OF General Elec-
TRIC APPROVE of the mistreat-
MENT OF ABORIGINES IN AUSTRALIA
AND Surrounding Localities there
IN PACIFIC AND INDIAN OCEANS to
BE Selected more

Jackie Crapo. Pro se to MHP
oct 25 2002
p. twenty-seven (27) of 43 pp

to GIVE that editorial that person's NAME eludes me) had to have Been an ~~honour~~ HONOUR! NEAR THE Critique by MS ~~LILIAN~~ Lillian DE LA TORRE of MR Boswell's collection of letters by ~~time~~ TIME WHICH AT publishing some of McGRAW-Hill COMPANY - SOME OF WHICH HAD BEEN LOST Were FOUND Were the BIOGRAPHIES OF British Divines to Mr John BENJAMIN WESTLEY AND His Mother's Ancestor (grand-father ?) PRIMATE OF IRELAND AND ARCHBISHOP OF ARMAGH AND DUBLIN AND founder of the UNIVERSITY OF DUBLIN. MR Westley MENTIONS the INSPIRATION to him given by his reading the "ESSAY OF Health and LONG LIFE" IN HIS GUIDING PRINCIPLE (~~is tan~~) to HAVE A "SPARE AND TEMPERATE DIET" IN Keeping With LORD Chancellor AND PRIMATE Most Revd ADAM LOFTUS the disciples of Mr Westley AND Descendants established NUMEROUS UNIVERSITIES, UNIVERSITY COLLEGES AND COLLEGES (Boston UNIVERSITY ~~WAS~~ IS one) . Boston University More

JACKIE Crapo, Pro Se. to MHP
OCT 25 2002
P. Twenty-Eight (28) of Forty-3 pp

has had but two (02) NON
Clergy AS President. there was
Congregationalist trained AS
A minister who is not counted
as a minister - it might BE
three (03) But I've noticed NO
STATEMENT he never was
ordained as a minister AND I've
noticed no statement that he
did No service as Student
minister while earning his
professional degree AS a minis-
TER

IMAGINE what it HAVE like
HAD The Rulers of the IBERIAN
Penninsular permitted AXIS aerial
attacks ON the allied INVASION OF
North AFRICA or had IBERIAN
Leaders Permitted AXIS Forces
Attacking From the South ~~all~~ North
OF the Pyrenees. Think OF the additional
casualties.

I Left the Boston University University
LIBRARY. took subway - after trolley
From MASSACHUSETTS AVE there was
a delay IN Subway. most passen-
gers exited when the operator did
But were too slow getting
back on more

Jackie Crabo, pro se to MHD
Oct 25 2002
P. twenty-nine (29) of 43 pages

When the operator got Back on.
I'D moved to a more preferable
seat - undecided whether to get
off - I could see surprise when
operator moved out before trolley
underground which they'd gotten
on

At Elevator train (the General
Manager of the Boston Elevator RR
and Metropolitan Transportation
Authority had spoken well of
me) I could notice a "woman"
punching a "man" and he
just blocking them. "Man" got
off at MGH/Charles Strt
and she followed him with
her still punching and slugging
him in the back and on "his"
shoulders.

12:58 AM was at copy
location and duplicated exhibits
and one (01) two (02) pp on side
reverse blank which I enclose
size it was of Bertucci's
Brick Oven Pizzeria
which is at a convenient
Brattle Strt Cambridge
MA location. Menu was
on sidewalk one of places

more

JACKIE CRAPO, Pro se to MHP
oct 25 2002
P thirty (30) of 43 pages

mentioned on the geography QUIZ WAS LOCATION Where her Most GRACIOUS Rt Excellent Majesty QUEEN ELIZABETH (IN 1984), the DOWAGER, QUEEN Consort sent a CARD to Mr Fairbanks, JR. FROM

AFTER I AM I departed Copy Center I WAS having Breakfast at Dunkin DONUTS Porter SQ Where I Get Senior Citizens DISCOUNT (Cambridge, MA) I Noticed IN Boston Herald I BOUGHT ALONG my WAY there the SAD Death of Congressman PAUL WELLSTONE. Member of THE ~~House OF SENA~~ US House OF SENATOR. Where he had distinguished himself ON the US Senate Health, Education, LABOR AND PENSIONS Committee AND other COMMITTEES AND WAS CHAIR OF THE Employment, SAFETY and training Subcommittee. I Noticed that he served with SENATOR IN US CONGRESS IN the SMALL BUSINESS COMMITTEE - Hon Michael D. CRAPO AND that my US Senator Hon Edward M. Kennedy Who has given me INCOURAGEMENT With my more

JACKIE CRAPO, Pro se, to m HP
Oct 25 2002
P. thirty-one (31) OF 43 pages

Shareholder proposals AND IS Chairperson of the FULL US Senate committee on Health, Education, Labor, and Pensions committee WAS AMONG THE FIRST to PUBLICLY EXPRESS SYMPATHY to the STATE OF MINNESOTA ON the TRAGIC LOSS to OUR NATION AND IN EXPRESSING CONFIDEN-CE IN COMMERCIAL AIR TRAVEL BY LEAVING MINNESOTA VIA COMMERCIAL AIR TRAVEL AFTER HE'D Finished his WORK there. THE QUEEN ~~OF ENGLAND~~ ELIZABETH II. Regina travels BY COMMER-CIAL AIRLINE AND MY Senator IN US CONGRESS IS LIKE Her. My Senator's CONFIDENCE IN FLIGHT BY Commercial AIR TRAVEL IS AN EXPRESSION OF CONFIDENCE IN Hon US Senator Formerly. now US Attorney General John D ASHCROFT LLP WHO HAS TAKEN Lead IN HAVING IT SAFER AFTER COMMERCIAL airliners FROM EAST Boston DID their DISGRACE. FULL WORK Sept eleventh (11th) 2001 AT NEW YORK City making every

more

Jackie Crapo. Pro Se. to MHP
Oct 25 2002
P. thirty. two (32) OF 43 PP
Descent From Massachusetts Ashamed THE Governor OF MISSOURI apparently died under same circumstances as DID the US Senator of Minnesota. I call to your attention the listing for Senator in Congress, Junior one of MISSOURI. There is something wrong with its marrital stat US for Mr ashcroft's successor
I noticed comic strip for a comic journalist who said her miracles are limited to making Newspaper deadlines.
A Juvenile had pleaded with her to practice Vetinary Medicine.
MY shareholder Proposal
McGRAW-HILL COMPANIES, INC ("MHP") Stockholders AND Stockholder PROXIES Recommend our BOARD OF DIRECTORS ("DIRECTORS") PUBLISH IN the Proxy Statement of each Stockholder ANNUAL MEETING A REPORT AN ITEM CONCERNING the MHP CHARITABLE DONATIONS PROGRAM OF MHP FOR THE IMMEDIATE PAST CALENDAR YEAR with the FOLLOWING INFORMATION
MORE

JACKIE CRAPO, Pro Se to MHP
Oct 25 2002
P. thirty-three (33) of 43 PP

(i) AN EXPLANATION OF AT LEAST FIVE HUNDRED WORDS EXPLAINING MHP'S GOVERNANCE OF IT'S DONATIONS PROGRAM TO THE UNITED STATES INTERNAL REVENUE SERVICE ("IRS") APPROVED PRIVATE FOUNDATIONS TO INCLUDE STANDARDS OF DENIAL OF SUCH HELP, TO THE FOUNDATIONS AND TO OTHER PERSONS

(ii) AN ENEUMERATION OF IRS QUALIFYING CHARITIES AND IRS FOUNDATIONS WHICH OUR HONORABLE DIRECTORS PLAN TO HELP IN THE ENSUING ~~YEAR~~ calendar year included with EACH CHARITY AND FOUNDATION AN ELEUCIDATION OF AT LEAST TWENTY-FIVE WORDS HOW ~~IT~~ they ~~HAS~~ HAVE COMPLIED WITH THE STANDARDS AND PROCEDURES ENUNCIATED IN (i)

IF THE DIRECTORS PREFER, PRONENT Mr John Jennings ("JACKIE") CRAPO SAYS IT MAY USE 'FISCAL' YEAR INSTEAD OF "CALENDAR" MORE YEAR

JAckie CRAPO, PRO SE to MHP
OCT 25 2002
p. thirty-Four (34) OF 43 PP

SUPPORTING STATEMENT

AS I PREPARE this. I Enclose My exhibits WHICH MAY BE availa-ble to Stockholders and Proxies PRIOR to Ballotting to SEE

ONE: FOREST CAFE "PUB" QUIZ I'M A StockHOLDER OF MORE than ONE ALCOHOLIC BEVERAGE MAKERS.

TWO: CAR BLOCKING DRIVEWAY OF BIOGRAPHER OF Honourable ALFRED EMANUEL SMITH

THREE: PHOTOGRAPH OF PROPONENT Pointing at Book COMPILED AND WINNER OF PULitzer Prize Lauriat by The LATE WASHINGTON POST BOARD CHAIRPERSON THE HON MR GRAHAM ALTHOUGH WE'VE HAD NUMEROUS CHANCES to BE-COME FRIENDS FAILS to MAKE FRIENDS With Me. IT WOULDN'T SURPRISE ME THE WASHING-TON POST OBJECTS to MY INTENT-IONS Fourty-Four Years ago to GUIDE My Colleagues. which in-

MORE

JACKIE CRAPO Pro A. to MHP
Oct 25 2002
P. thirty-FIVE(35) OF 43 PP
cluded Boston UNIVERSITY'S YMCA
SECRETARY to THE LEAGUE OF
ARAB STATES NYC UNITED
NATIONS AMBASSADORIAL OFFICES.
FIVE PHOTO OF ME AT TRASH
HERE I Noticed the Hon Former
US CONGRESSMAN AND Former USHR
SPEAKER, HON JOSEPH W MARTIN
JR, a NEWSPAPER Publisher, hold-
ING A PRESS CONFERENCE IN
FRONT OF A DUMP; Near Where
I WAS ~~Born~~ BORN AND Near to
The Birth places OF Viscountess
ECCLE'S FATHER, GRANDFather,
GREAT GRANDPARENTS AND
others OF THE CRAPO Family
FOUR: MY Photograph OF MY WASH-
ed TINS.
SIX: photograph OF WHERE I Notice
WALL STRT JOURNAL Delivered
SEVEN: Photograph OF my only
ENTRANCE. I've NO exit
EIGHT: Photograph of my table
AND Panty WALL WHERE
I HAVE PHOTOGRAPHS OF Former
U.S. MORE

JACKIE CRAPO, Pro Ae, MHP
Oct 25 2002 page
thirty-six (36) of 43 pages

ATTORNEY GENERAL RICHARDSON, (KNOWN FOR the Saturday Night "MASSACRE"), US SENATOR Leverett SALTONSTALL, GOVERNOR John A VOLPE, US House of Representa-tives SPEAKER, PRESIDENT (USA) John F. Kennedy, my GRAND-Father MR CRAPO, AND others which include my Mother, AND my Diplomatae FROM Newton (MA) HIGH SCHOOL, Boston AND HARVARD UNIVER-SITIES, MY Honorable DISCHARGE FROM the army of the United STATES OF AMERICA AND other reports the medical examiner said he liked those things ON WALL

WHILE I ATE AT DUNKIN Donuts, where I get Senior Citizen Discount A "Woman" who lives OUTSIDE IT WAS IN-FORMING employee IF the store at Porter SQ - gave her trouble she'd have employee DOWN BEFORE A Henduds? oct 26th 2002, a Saturday ???

more

JACKIE CRAPO. Pro Se, MHP
OCT 25 2002 page
thirty-Seven (37) OF 43 pages

THE PROBATE COURT at Michigan USED to BE OPEN ON Saturdays, AT FLINT - MY great grand-Father WAS Born at Fall RIVER MA WHICH HAS A Section called Flint. MR Henry ~~Howland~~ H. CRAPO used to Live at Flint, Michigan! would presume Name of Flint came From FLINTS Used by His MAJESTY King Philip Who WAS Murdered by PilGRIM Fathers, and their Sons, and grandsons IN "Suburban" Fall RIVER / FREETOWN. SO PEOPLE AT Flint Michigan don't HAVE Complete Story OF The Name OF Their City, where MR CRAPO. Was Senator, MAYOR, Brevet General AND Governor IN the MID 1850's, 1860's ONE thing IS Certain MR CRAPO Failed to have as many children (OF record) AS His Grace & Lord Chancellor ADAM LOFTUS OF IRELAND AND UNIVERSITY FOUNDER AND PROTECTOR OF THE more

JACKIE CRAPO, PRO SE MHF
OCT 25 2002
P. [illegible] (38) OF 43 PP
BOOK OF KELLS

AN EXHIBIT YOU DON'T NEED to SEE IS OF BERTUCCI'S, ADJACENT TO HON JOSEPH ~~A DEGUGLIELMO~~ A. DEGUGLIELMO, ESQ PLAZA, BRATTLE SQUARE. His Honor was Former MAYOR OF CAMBRIDGE, City MANAGER. HE TOLD ME ONE PROBLEM OF BEING A JUDGE HE PAID Cash or by MONEY Order to Kinko's INC doesn't Like U.S. Postal Svce money orders. JUDGE DEGUGLIELMO ~~explained~~ ~~IN~~ ALLUDED IN Robberies if he were a bank depositer HE'D BE HAVING to disqualify himself too OFTEN - Because HE COULD be challenged IN Criminal TRIALS thereby causing extra BURDENS ON Colleagues. We Were Next door neighbors.

I'VE NO FRIENDS - Not IN this BUILDING WHICH HAS BEEN MY HOME OVER thirty-years - AND NO FRIENDS ANYWARE. A CRAPO Descendant, whose Father WAS hospital President where I WAS BORN AND his Father's Brother-in-Law

MOR

Jackie Crako, Pro se MHP
Oct 25 2002
p. Thirty-Nine (39) of 43 pp.

told me "All that cared for you are dead." My Mother was still ALIVE When he said that.

6 AM Oct 26 2002 I try to sleep. With interruptions I DID to 8:45 PM. I had dream my mother came into my place. I WAS IN Bathroom & I looked out door of it in dream.

Earlier 5:15 PM I noticed Mr Douglas Elton ULMAN Birth NAME of Mr DOUGLAS FAIR-BANKS Senior who WAS AN actor IN ROBIN HOOD, the Medie-VAL Legendary ENGLISH ROBB-ER.

9PM I Began this writing it's NOW MIDNIGHT I MUST TURN Back MY Watch & Clocks 12:01 AM Oct 27 2002 I've But one and ½ rooms I've No PARLOR or Living Room and THIS BUILDING HAS NO PUBLIC ROOM. A "HI" or "Hello" is The most expected conversation. I WONDER IF UNDER these CIRCUM-STANCES would A Neighbor QUALIFY AS LOCO PARENTI.

more

Jackie Crapo. Pro A MHB
oct 25 2002
p. Forty (40) of 43 pp

1:15 Am oct 28th 2002 I must
use my Bathroom I washed and
dried afterwards 1:20 Am.

oct 27 2002 (Sunday)
12:06 Am WHRB Harvard Radio on
it announced I turn my clock Back
if you want if you do it now you
may "pretend" it's Saturday still

I turn to WJIB Am 740
I've Schizophrenia, Fatigue, arthri-
tis, orthopedic troubles, Psoriasis,
and prosthesis I wear. I'm Homo-
sexual. I'm Alok sixty-five
(65 years old) I'm divorced some
of my thinking is Homosexuality
is Birth control and loyalty
to dogma of one's wife
and respect I cannot sup-
port children - university
education is costly and
having to rely on cults defeats
parenthood, and being a fath-
er in particular. I've respect
for Church of England re-
jection of a guardian who
permitted monk

his WARD to BE UNDULY INFLUEN-
CED AND WHO FAILED to protect
the WARD'S FRIEND - AND who
FAILED to PROTECT HIS GODCHILD
WHO HAD BECOME THE VICTIM
OF SELFISH PEOPLE - WHO ATTEMPT-
ED to DEFEAT THE Wishes OF
her Step-Brother AND OF HIS Fath-
er

it's SOLID GOLD SUNDAY ON
WJIB there WAS NO "PRETENDING"
with it - that it is SUNDAY. IMAGINE
"PRETENDING" it's still DAYLIGHT
SAVING with the CLOSING OF the
FOREST CAFE, SO A PERSON
DRINKS alcohol TWO (02) hours
MORE AND then drives a car.
I enumerate Negatives too
WJIB'S Primary listening area
IS CAMBRIDG - SOME OF CAPE COD
AND MAINE Shoreline by an
affiliate STATION SUNDAY
EVENING AND NIGHT PROGRAM-
ING concerns Boston activities
WHICH ARE NOT Catchment

more

JACKIE CRAPO. P10 14 & M HP
OCT 25 2002
P. Form - two (42) of 43 pp

SO this proposal IS INTENDED TO AVOID TRICKING OF DONORS BY all Cities OF CAMBRIDGE AND BOSTON ARE Separate JURISDICTIONS AND IN DIFFERENT COUNTIES.

THE ADOPTION OF this my shareholder proposal will make shareholders AND PROXIES PROUD OF DIRECTORS AND will reduce DISCRIMINATION AGAINST Stock-HOLDERS Discrimination against PEOPLE BECAUSE they are Stock HOLDERS IS UNLAWFULL But How can any-one compell the US Government or State OFFICIALS to PROSECUTE those who DISCRIMINATE AGAINST stockholders BECAUSE they WISH to utility their RIGHTS UNDER the US CONSTITUTION AS AMENDED TWENTY-Seven (27) TIMES to INVEST IN Stocks

AS I conclude SHRINERS Hospital ANNOUNCE ON WJIB THEY PROVIDE (1:45 Am oct 28 2002) FREE HELP to QUALIFIED NEED-Y

more

Jackie Crapo, Pro Se - MHP
Oct 25 2002
P Forty-three (43) OF 43 PP

xxx xxx xxx xxx x

IN event YOU have questions or other comments of me please ADDRESS them to me at my PO Box - IN a letter addressed to me.

Sincerely

John Jennings Crapo
Pro Se, NonLWYR

ENCLOSURES: EIGHT (08) PP OF EXHIBITS printed one (01) SIDE REVERSE SIDE BLANCO
ALSO EXTRA ("XTRA") the MENUE TWO (02) PP - reverse SIDES BLANCO WHICH Need NOT BE PART OF EXHIBITS to BE SHOWN to StockHLDRS AND PROXIES At ANNUAL MTNG OF StockHLDRS MEETING AS ASSEMBLED MTNG OF StockHLDRS

JJC/jjc 28 Oct 2002 (Mon)
2AM

Which four US states have capitals named after presidents?
What organ of the human body contains the smallest bones?
Which NHL team used to be the Hartford Whalers?
What Milton Bradley game became an overnight success in 1966
after it was played by Eva Gabor and Johnny Carson on the Tonight Show?
What is Dirty Harry's last name?

NEED TO KNOW

Need to Know

EXHIBIT ONE (01) OF OF EIGHT (08) OF JOHN ("JACKIE") CRAPO TO THE MCGRAW-HILL COMPANIES ("MHP") OCT 25, 2002 JJC|jjc

THE FOREST CAFE

presents

The Wednesday Night

PUB QUIZ

LIVE! TEAM TRIVIA CONTEST – 2 to 6 players per team
WEEKLY TOURNAMENT – ANYONE CAN PLAY
CASH PRIZES FOR TOP FINISHERS
QUIZMASTER WILL guarantees
THE TOUGHEST QUIZ QUESTIONS in BOSTON
$5 per team

GET STUMPED!!!

EVERY WEDNESDAY NIGHT
10:00 PM

[CALLAHAN THE EAR TWISTER CAROLINA HURRICANES
MISSISSIPPI, NEBRASKA, MISSOURI, and WISCONSIN]

THE FOREST CAFÉ
1682 MASSACHUSETTS AVE
(BETWEEN HARVARD AND PORTER SQUARE)

EXHIBIT TWO(02) OF EIGHT(08)
BY JACKIE CRAPO TO MHP
25 OCT 2002
JJC|jjc



JJC/JJC



FREE
FREE
FREE
worth
worth
TAXED
LIMIT
Mutual Funds
Junk Men
Smithsonian

EXHIBIT THREE(03) OF EIGHT(08)
BY JACKIE CRAPO TO MHP
OCT 25 2002

EXHIBIT #FOUR(04) OF EIGHT(08)
BY JACKIE CRAPO TO MHP
OCT 25, 2002



JJC|JJC

JJC/JJC


CONTAINERS
ONLY

EXHIBIT # FIVE (05) OF EIGHT (08)
BY JACKIE CRAPO TO MHA
OCT 25 2002

EXHIBIT SIX(06) OF EIGHT(08)
BY JACKIE CRAPO TO MHP
25 OCT 2002



JJC/JJC

EXHIBIT ~~SIX (06) OF~~ SEVEN (07) OF EIGHT (08)
BY JACKIE CRAPO TO MHP



OCT 25 2002
JJC/jjc

EXHIBIT EIGHT(08) OF EIGHT(08)
BY JACKIE CRAPO TO MHP
OCT 25, 2002



JJC/JJC

Color it green,

white

and red.

Welcome to Bertucci's - or as they say in Italy, "BENVENUTO". Write your name on my jacket and YOU can be a Chef, too!

Chef

BERTUCCI'S

BRICK OVEN PIZZERIA.

KIDS MENU


Hood


Hood
Hood's
Cup

KIDS MENU

Our $4.99 Kids Meals Include Bottomless Fountain Soft Drink or Hood Milk and a Hoodsie Ice Cream!

NEW Pizza
Made just for kids, our brick oven pizza topped with smooth, kid-friendly tomato sauce and mozzarella cheese.



NEW Pepperoni Pizza
We top off our cheese pizza with slices of our very own pepperoni.



NEW Macaroni & Cheese
Loaded with creamy cheese, this hot and hearty kid's favorite is sure to please.

Kids Focaccia *(Grilled Cheese - Bertucci's style)*
Mozzarella cheese melted between crunchy focaccia bread. Served with tomato sauce for dipping.

Cheese Ravioli
Cheese-filled ravioli tossed in your choice of tomato sauce or butter.



Grilled Chicken Salad
Grilled chicken, mixed lettuce, peppers, olives, tomatoes and mushrooms.



Pasta
A plate of our rigatoni tossed in your choice of tomato sauce or butter.



Chicken & Rigatoni
Sautéed chicken with a side of rigatoni tossed in a choice of tomato sauce or butter.


Find the 2 identical pizzas.
RESTAURANT il ristorante
PLATE il piatto
KNIFE il coltello
FORK la forchetta
FOOD il cibo
EAT mangiare
HOUSE la casa
REFRIGERATOR il frigorifero
GARDEN il giardino
MAP OF ITAL
Connect the D
Venice
Milan
Pisa
Florence
Ro
ITA
Pal
SICIL
Italy is shaped like a giant boot. Just connect the dots and see for yourself.

NORMAL SIZE IN Othe

FAMILY
la famiglia

FATHER
il padre

MOTHER
la madre

GRANDMOTHER
la nonna

GRANDFATHER
il nonno

FRIEND
l'amico



On Top of Spaghetti
Can you find the strand of spaghetti that makes it all the way to the meatball on top?

NOSE
il naso

FOOT
il piede

HAND
la mano

MOUTH
la bocca

HAIR
il capelli

HEAD
il capo

WORD SEARCH

There are lots of great places in Italy. See if you can find them all !

ITALY	PISA
FLORENCE	ROME
MILAN	SICILY
NAPLES	VENICE
PALERMO	

W	C	M	H	R	O	I	O	Z	S	N	Z	O	S
H	Q	D	U	S	O	X	S	U	K	Q	E	H	B
U	N	V	Q	N	S	M	F	M	M	I	L	A	N
F	O	F	L	V	K	I	E	N	K	C	L	T	U
L	Z	K	I	Q	T	H	C	D	A	J	Q	C	O
O	Q	Y	K	S	H	V	C	I	J	P	H	J	W
R	F	O	Z	Q	L	E	B	I	L	L	L	W	G
E	P	X	B	Z	Y	N	L	P	T	Y	S	E	D
N	I	I	H	F	V	I	I	I	L	A	B	Y	S
C	F	S	S	I	C	C	Z	B	M	E	L	L	I
E	M	V	P	A	A	E	W	Y	L	I	A	Y	X
F	Z	Q	P	K	D	R	P	F	A	O	D	B	Z
H	H	C	I	C	X	P	A	L	E	R	M	O	D
C	E	L	V	T	V	W	Z	C	U	D	T	T	J

KDS 100% of size of original

The McGraw·Hill Companies

Scott L. Bennett
Senior Vice President
Associate General Counsel
and Secretary

1221 Avenue of the Americas
New York,, NY 10020-1095
212 512 3998 Tel
212 512 3997 Fax
scott_bennett@mcgraw-hill.com

(B)

November 4, 2002

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Mr. John Jennings Crapo
P. O. Box 400151
Cambridge, Massachusetts 02140-0002

Dear Mr. Crapo:

On October 30, 2002, we received the shareholder proposal and supporting materials, dated October 25, 2002, that you sent us relating to the proposal that you request be included in the proxy statement for The McGraw-Hill Companies' next annual meeting. As you may know, Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that a shareholder wishing to submit a proposal must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year prior to the date of submission of the proposal. The stockholder is required to prove that he satisfies this requirement in one of the ways described in paragraph (2) of Rule 14a-8(b). The materials you submitted do not meet this requirement, since you are not listed in our records as a registered shareholder of The McGraw-Hill Companies, and you have failed to submit to us a written statement from the recordholder verifying that at the time you submitted your proposal you continuously held the requisite amount of McGraw-Hill securities for at least one year. For your convenience, a copy of Rule 14a-8 is enclosed.

We are providing you this notice of deficiency pursuant to Rule 14a-8(f)(1). If you wish to cure this deficiency, you must submit proof of your ownership to us within 14 days from the date you receive this letter. If you do not submit proof of your ownership within this period, we will exclude your proposal from the proxy statement for next year's annual meeting. If you do submit proof of your ownership within this period, we will review it to determine if the deficiency has been cured and may still object to your proposal on the basis of other grounds described in Rule 14a-8(i).

Very truly yours,

Scott L. Bennett

Scott L. Bennett

[Shareholder Proposals]

Reg. §240.14a-8. This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?** (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j) .

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9 , which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The

company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9 , you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6 .

[Adopted in Release No. 34-3347, December 18, 1942, 7 F.R. 10659; amended in Release No. 34-1823, August 11, 1938; Release No. 34-4775, December 11, 1952, 17 F. R. 11431; Release No. 34-4979, February 6, 1954, 19 F. R. 247; Release No. 34-8206 (¶77,507), effective with respect to solicitations, consents or authorizations commenced after February 15, 1968, 32 F. R. 20964; Release No. 34-9784 (¶78,997), applicable to all proxy solicitations commenced on or after January 1, 1973, 37 F. R. 23179; Release No. 34, 12999, (¶80,812), November 22, 1976, effective February 1, 1977, 41 F.

R. 53000; amended in Release No. 34-15384 (¶81,766), effective for fiscal years ending on or after December 25, 1978 for initial filings on or after January 15, 1979, 43 F. R. 58530; Release No. 34-16356 (¶82,358), effective December 31, 1979, 44 F. R. 68764; Release No. 34-16357, effective December 31, 1979, 44 F. R. 68456; Release No. 34-20091 (¶83,417), effective January 1, 1984 and July 1, 1984, 48 F. R. 38218; Release No. 34-22625 (¶83,937), effective November 22, 1985, 50 F. R. 48180; Release No. 34-23789 (¶84,044), effective January 20, 1987, 51 F. R. 42048; Release No. 34-25217 (¶84,211), effective February 1, 1988, 52 F. R. 48977; and Release No. 34-40018 (¶86,018), effective June 29, 1998, 63 F.R. 29106.]

Received 11/18/02

MR JOHN JENNINGS CRAPO. PRO SE (C)
PO BOX 400151
CAMBRIDGE MA 02140-0002
November Twelfth (12th) 2002 (Tuesday)
VIA CERTIFIED MAIL RETURN RECEIPT REQUESTED Page ONE (1) OF TWENTY-EIGHT (28) PAGES

#7002 2030 0002 2391 9617
AMERICAN INTERNATIONAL GROUP INC
SECRETARY'S OFFICE
ATTN PLEASE MS KATHLEEN E. SHANNON ESQ OR SUCCESSOR AS ACTING VICE PRESIDENT
70 PINE STRT
NEW YORK CITY NY 10270

7002 1000 0005 4605 2406
THE McGRAW-HILL COMPANIES
SECRETARY'S OFFICE ATTN PLEASE MR SCOTT L. BENNETT. ESQUIRE OR SUCCESSOR AS ACTING SENIOR VICE PRESIDENT
1221 AVENUE OF THE AMERICAS. NEW YORK CITY
NY 10020-1095

RE: MY SHAREHOLDER PROPOSAL

DEAR MS SHANNON AND MR BENNETT:

AS I Finished my COMPOSITION OF MY EXHIBITS. AND TABLE OF CONTENTS WHICH YOU COMMAND ME TO SEND YOU IN LETTERS DELIVERED TO ME ON FRIDAY OF LAST WEEK THIS HAS TAKEN ME A VERY long TIME AND THE WORK I've DONE IN The MIDST OF SERIOUSLY INCONVENIENT, SERIOUSLY TROUBLING. AND SERIOUSLY THREATENING CONDITIONS AND CIRCUMSTANCES

MORE

J.J. CRAPO, pro se to
A16, MHP. 12 Nov 2002
Page two(02) of Twenty-Eight (28) pages EACH PRINTED ONE(01) SIDE REVERSE SIDE BLANCO

AS I WRITE THIS MY LETTER OF TRANSMITTAL THIS November thirteenth (13th) 2002 - I heard a SNORE 6:55 PM I've RADIO ON - earlier AFTER 4:33 PM I Heard a comment OF AN EARTHQUAKE WHICH Devastated LISBON AND DISTROYED A MUSICIAN'S COMPOSITIONS EXCEPT FOR THE ONE(01) WHICH WAS to BE HEARD BY ME INATTENTIVELY There WAS I LEARN (AGAIN) FROM MY COLUMBIA-VIKING ENCYCLOPEDIA (published shortly AFTER COLUMBIA UNIVERSITY PRESIDENT MR EISENHOWER WAS ELECTED PRESIDENT OF USA BY THE ELECTORAL COLLEGE THE RESTORATION OF LISBON WAS BY HIS MAJESTY KING JOSEPH'S SECRETARY OF STATE (Foreign AFFAIRS AND WAR) THE RT HON MARQUÉS DE POMBALL. KING JOSEPH WAS/IS KNOWN FOR EXPELLING THE INQUISITION AND THE SOCIETY OF JESUS. HER MAJESTY MARIA FIRST Who SUCCEEDED KING JOSEPH AND WAS MARRIED TO HER UNCLE. Who WAS CO-RULER FIRED THE MARQÊS. LATER OF THE SAME IMMEDIATE FAMILY HRH ISABELLA, PRINCESS IMPERIAL, ~~AND OA~~ OF the EMPIRE OF BRAZIL, AS REGENT FOR HER FATHER WHO WAS IN EUROPE (PERHAPS THE SAME EMPEROR WHO MADE KNOWN to the UNITED STATES OF NORTH AMERICA

MORE

THE ACCOMPLISHMENTS OF Mr Alexander GRAHAM BELL I HAD ONCE SERIOUSLY PLANNED TO GO to LISBON to study PORTUGUESE WHICH is the SECOND MOST COMMONLY KNOWN LANGUAGE IN the STATE OF MASSACHUSETTS. I WAS VERY DISAPPOINTED, having MADE MANY SERIOUS PREPARATIONS TO GO THERE. THE ARRANGER OF MY TRIP LET ME DOWN, AND KNEW the STUDY OF PORTUGUESE AND SPANISH LANGUAGE AND CULTURE IS IN THE BAY STATE. MY NEW STATE SENATOR ELECT IS "LATINO" ACCORDING TO WHAT I'VE NOTICED IN PRINT THE FACILITATOR OF MY PLANNED ENDEAVOR WAS A UNIVERSITY EDUCATOR IN THE BAY STATE (THE EMPIRE OF BRAZIL UPON THE PRINCESS IMPERIAL'S EMANCIPATION OF SLAVES OF THE EMPIRE OF BRAZIL BECAME THE UNITED STATES OF BRAZIL, A REPUBLIC. PRINCESS ISABELLA, DAUGHTER OF ~~Em~~ Former EMPEROR PEDRO II JOINED HER FATHER IN EUROPE His MAJESTY PORTUGUESE MANUEL 2ND, KING, REGNANT IN 1910 WAS OUSTED WHEN PORTUGUAL Became a republic

MORE

J. J. CRAPO, pro se
to AIG, MHP 12 NOV 2002 twenty-EIGHT (28) pages
PAGE FOUR (04) OF the MONARCH
MANUEL ~~SECOND~~ FIRST WHO REIGNED
1495-1521 ALTHOUGH HAVING DONE LOTS
AND LOTS OF GOOD FOR HIS KINGDOM
PRACTICED ROYAL ABSOLUTISM WHICH
INCLUDED FORCIBLE CONVERSION OF JEWS
TO ROMAN CATHOLICISM, NOT QUITE DIF-
FERENT THAN HRH MARY 1ST (TUDOR) WHO
ASPIRED TO CONVERSION OF PROTESTANT
EPISCOPALIANS AND PRESBYTERIANS TO THE
SPANISH ROMAN CATHOLICISM OF HER
MOTHER, AND HER HUSBAND. MANUEL
FIRST IS KNOWN FOR THE ERECTION OF A
MONASTERY HONORING ADMIRAL VASCO DE
GAMA'S VOYAGE AROUND "CAPE TOWN" TO
INDIA LISBON'S IMPORTANCE FROM THE
CONQUESTS OF HIS MAJESTY ALFONSO FIRST,
KING REGNANT OF LISBON FROM THE
MOORS I VERY BRIEFLY SUMMARIZE
5:55 PM I NOTICED AN ANNOUNCEMENT
THE MINUENT WAS THE FAVORITE DANCE
OF HER MAJESTY MARIE ANTOINETTE, QUEEN
CONSORT AND USA PRESIDENT GEORGE
WASHINGTON I VERY BRIEFLY SUMMAR-
IZE 6:50 P.M. I NOTICED MENTION OF
BALLET; I HAD A DISCUSSION RE: BALLET
WITH SOMEONE IMPORTANT TO ME CONCERN-
ING BALLET; I WAS AT THE UNIVERSITY;
THE PERSON SAID BALLET DANCERS ARE "SISSIES"
VERY BRIEFLY I SUMMARIZE---

MORE

J. J. CRAPO, pro se
to AIG, MHP 12 NOV 2002
PAGE FIVE (05) OF TWENTY-EIGHT (28) pages

NOVEMBER FIFTH (05th) 2002

2AM I HEAR STEAM it's 90° Fahrenheit THERE IS NOISE I'M WET FROM MY PERSPIRATION 3AM PLUS I FAILED TO HAVE MY BOWEL MOVEMENT. I HAD MY BATH. SHOWER FAILS TO WORK 5:30AM I exit MY PLACE NOTHING FOR ME IN BIG DELIVERY BOX DOWNSTAIR-S WALL STREET JOURNALS IN TRASH I TAKE them OUT & PUT them IN BIG DELIVERY BOX ---

AKWARDLY I LEAVE PREMISES

I took SUBWAY 6:13AM

ATE AT AU BON PAIN. SOMEONE IMPERSONATES THE FIRST LADY

SOMEONE AT TABLE NEXT TO ME - WE SAT INFRONT OF "AUNTIE ANNE'S" TALKED OF HIS TROUBLES I EMPHASIZED I'M A SOCIAL WORKER BUT THE TROUBLES I TALKED OR ARE MINE

CONDUCTER MUTILATED MY TICK-ET. I PROTESTED. THE CONDUCTOR LAUG-HED AT ME. I EXPLAINED I'M OFFENDED

I GLANCED AT MY Church News PAPER AND I NOTICED THERE IS AT NEW HAVEN A BOOKSTORE AT NEW HAV-EN THERE IS A CHURCH WHICH MR WASHINGTON, AS PRESIDENT ATTENDED.

more

ON MY RADIO WHICH I HAD ON
SO NO-ONE could hear it someone
TALKED the person perhaps a wom-
AN SAID SHE GAVE MR BUSH a grace
PERIOD Following His Election AND
SEPT Eleventh (we'd passed BY
OLD ~~SAYBRO~~ SAYBROOK). She said
she felt SINCE WE WERE AT WAR
it WAS HER Patriotic Duty - to BE
HOW SHE WAS INITIALLY

UNION STATION AMTRAK PLC OFFI-
CER MR J.E. AGNELLINO (I hope I've
the NAME RIGHT) WAS POLITE TO ME.
AND HE DIDN'T INTIMIDATE ME
WHEN I STOOD NEXT to him to print
his name down

213-NH Motor Vehicle Plate out-
SIDE NEW HAVEN PLC STATION
W. WATER Street + UNION Stret
ABOUT 11:13 AM

I BOUGHT Cedar Pencils, ALREADY
SHARPENED

OUTSIDE STORE A POOL - WATER SPURTS
UPWARDS.

I WENT to Post OFFICE I BOUGHT
ENVELOPES

8PM Mr "Chung (13 NOV 2002) Wished
ME A "PLEASANT EVENING"!

MORE

1:22 PM I hiked. I couldn't Find COPY STORE
Then I Went to City Public LIBRARY
I HAD TROUBLES with Public LIBRARY!
Self Service COPIERS. ALL three (03) /
Noticed out of service ???.
I GAVE COPY MY Letter From the
UNITED STATES OF AMERICA CIRCUIT
COURT (OF APPEALS). SECURITY whom
I GAVE IT to WAS INSULTING to ME!
I USED MEN'S ROOM AFTER I
WAS ABLE to GET Reference librarian
to MAKE COPIES ON STAFF COPY MACHI-
NE - Which Were UNSATISFactory to
ME.
Minority LIBRARY EMPLOYEE
LOANED ME A Business Book WHICH
PROVIDED ME ADDRESS OF COPY STORE
INSPITE that I had TROUBLE FINDING
it the street lead to Whitney Ave
WRONG DIRECTION 2:55 PM I WAS
there - ON COUNTER WAS A PILE OF AP-
PARENTLY LOST Working Men's Compen-
SATION Hearings DOCUMENTS. I
MADE COPY AND IMMediately put
COPY BACK on Counter Next to
COPIER I THOUGHT MY GOVERNOR'S
Councilor more

WOULD WANT A COPY. She's an INSURANCE BROKER. AND Her/His Excellency the Governor/Acting Governor/Lt Governor appoints to Judicial/Quasi Judicial officers with ADVICE AND CONSENT OF the Council. We had A Late former Governor who WAS critical of A Lieutenant Governor who sought elective OFFICE who represented INSURANCE COMPANY clients while serving on council. His/Her Honour the Lieutenant Governor Presides over Council IN ABSENCE OF the Governor. IT WAS A QUESTION OF "MORAL INSENSITIVITY" MY REQUEST FOR MY RENEWAL OF MY NOTARY PUBLIC COMMISSION HAS FAILED TO BE DELIVERED to me. THEY ARE AUTOMATICALLY sent to me BUT NOT THIS TIME. Hence I felt the Hon ~~Councilor~~ DISTRICT COUNCIL WOULD FIND the SECOND Very costly AND time consuming REQUEST RELEVANT.

I WENT to Post OFFICE AND GOT MONEY

City OF NEW HAVEN Visitor OFFICE Intersection of ARCHBISHOP Rt Rev Desmon TUTU Corner (Nxt to Episcopal church) more

John J. CRAPO, Pro Se AA ABE
to A16. MHP 12 NOV 2008 Pages Twenty-Eight (28)
Page Nine (09) Which on prior location
had President Washington As Wor-
shipper TOLD me the location OF
the hotel. Employee understood
my delemma But SAID with Ap-
prooch of dark - isn't it Better
to Get my Hotel Matter taken
care OF
I'D MADE RESERVATION With
CHOICE HOTEL INTERNATIONAL OF
AMERICA 2697 HIGHWAY 50,
GRAND Junctions CO 81503 But I Do
Not HAVE A PHONE
I Noticed L4963L Connecticut
HANDIVAN INC AND Employee thank
ed Me For Giving him COPY OF
letter From the U.S. COURT OF APPEALS
It WAS U.S. COURT OF APPEALS
SITTING AT HARTFORD WHICH remand-
ed AMISTEAD CAPTIVES ~~to~~ AT OLD
STATE HOUSE - IN COURT ROOM - to the
U.S. District Court For the District OF
~~CONN~~ CONNECTICUT ONE (01) PRINCIPAL FACT
WAS Whether Citizens OF Connecticut
HAD FIDUCIARY DUTY to OBEY the E-
dict OF H.M Rt Excellent George III,
regnant Whom upon the recommenda-
TION OF Rt HON BARON GRENVILLE
PROCLAIMED the end OF the slave
TRADE AND IN Fact it was
a more

John J. CRAPO, Pro Se, A.A. ABK
to AIG, MHP 12 NOV 2002
Page Eleven(11) of Twenty-EIGHT(28) pages

I HAD my BATH ROBE with me.

IN Another STATE A Former U.S. Vicepresident WAS behind IN EARLY RE-TURNS.

ONE(01) Year I Received a Commendation For my help in a campaign For the electoral College election of President Vice PRESIDENT. A CAMPAIGN that Included the Former Vice President.

I WROTE A NOTE NOV Sixth(06th) 2002 to housekeeping Department

I HAD MY Bowel MOVEMENT I Washed and dried myself after WARDS showered - DRESSED

I Went to store Where I BOUGHT Sharpened pencils

I Search For a place to EAT.

12:35 PM Dunkin Donuts RUDE. GAVE me DISCOUNT but NO receipt. I showed employee my Senior Citizens card to QUALIFY AS ABOVE 65 Years old. Finally AF-TER INSISTED AND Showed MANAGER letter From Hon Court I Got RECEIPT.

NEW YORK TIMES Story OF RELIEF EFFORTS to help AFGHANISTAN Nomads more

John J. Crabo, Pro Se, AA, ABE
to AIG, MHP 12 NOV 2002

PAGE ten(10)

British Warship who brought the "Captives" to Connecticut

I HAD DINNER I enjoyED the change of melieu. I WROTE SOME-thing on Back of check when I PAID.

ON MY WAY to MY ROOM I Noticed No place where I could buy toothpaste, a brush AND other such arti-cles.

I turned on television on Low Mr DAVID JAMES ELLIOT or ELIOT WAS ON. Apparently there WAS AN INQUEST of a collision of ships of two(02) NATIONS

LOUD NOISE-BANGING. EVEN At other times

PROCTER and GAMBLE, Campbell SOUP. AND Divers other commercials

News CHAIRPERSON OF the Hon United States Securities and Exchange COMMISSION HAS Resigned

9:15 pm early returns HAVE THE SON OF Automaker and former Governor OF STATE OF MICHIGAN Be-ING Elected Governor OF STATE OF MASSACHUSETTS

SARA LEE Corporation Commer-cials ON UNDERWEAR

more

JOHN J. CRAPO, MOS, AA, ABE
SUAIG, MHP 12 NOV 2002
page twelve (12) of Twenty-EIGHT (28) pages.

8:55 PM NOV 13 2002 LOUD Noise From area to my left. I Wrote on my bed.

New York times Attorney Mr Henry C. (or L.) KING OF DAVIS POLK AND WARDWELL Mentioned

I FOUND AN address For CVS But Now Can't Find it. I Know Name of Thoroughfare I Walked by a Youth Centre. I WALKed IN WRONG Direction ON Howe Strt. Overcast DAY. I Walked back 2:13 PM at Howe + Slm Strts Someone Accosted me - holding a Cigar. I WAS At WHALLEY AVE at BROADWAY. I FOUND A Pharmacy But Not ONE (1) I WAS TRYING to FIND. I couldn't Find my shopping list. I DID buy a clock

3:06 PM I HAD LUNCH. A News-PAPER WAS GIVEN to me ~~no~~ as a gratuity For going into restaurant

9:05 PM pounding continues. NOV 13 2002

I WALKed by A historic ANGLO-CAtholic ("HIGH CHURCH") PARISH

I Noticed a location of a publicly TRADED Book Store

I WENT to COPY STORE

DELAYS I MOVE

Had to wait while self service copier adjusted it's self
I explained receipt was wrong and I paid correct charge
I bought cough drops.
5:55 PM I can't get my alarm clock out of package. I need scissors that cut metal
6:16 PM. T.V. I don't have conversion table so I may King program. there was advertised a fine classical movie - of World War [illegible] apparently portrayed before Lords Alexander and Montgomery Lead the allies to victory in the Battle of Egypt
I'm very discouraged by the troubles
Briefly I noticed at 6:30 PM a very important New York city News Anchor, who reported a very significant re-election took place - in a state where Mr Bush is very strong but the member of the US House or Senators was re-elected with the support of his colleague in said House 7:13 PM ...
I turned TV off

MORE

98 FM NOV Sixth 2002
I heard some classical music From my
Battery pocket radio. there was
Mention of The LONDON SYMPHONY ORCHESTRA
A Nice STATION But call letters
slurred together - so At this mom-
ent I can't Be exact Mention of
"The Charge of the light BRIGAID ..."
8:33 pm

Letters I've Finished to Hon
District Governor's Councilor, to New
HAVEN Hotel, COURTESY COPY to
MYSELF
9:43 PM I try to sleep I
DID SOME 11:58 PM I USED bath
Room 11:59 PM I try to sleep
NOV Seventh (07th)
1:43 Am I Use Bathroom
1:44 Am I try to sleep
4:30 I used my bathroom
4:31 AM I try to sleep.
5:10 Am I slept some I WANT rest. I
5:12 Am I try to sleep. But I Notice
a Bible (GIDEON'S) IN drawer next to
Bed. I DIDN'T Notice address For
it
I like Revised Standard Version (of the
KING JAMES Bible)
5:17 Am I get UP I Failed to have
MY more

JOHN J. CRAPO, Pro Se. AA. ABE
TO AIG. MHP NOV 12th 2002
PAGE Fifthteen (15) of Twenty-Eight (28) pages
Bowel Movement ... I shower after-
WARDS ... I DRESS After drying
6:15 Am I exited the Room
New Haven Register 50¢
6:40 AM I WAIT ON MY Breakfast
I'm accross strt from where the first
President attended church but at A-
Nother Site.
Restaurant ck 7226-10 CB
Kinko's 7:15 AM someone later
had ten large cartons on sidewalk front
HAD portable cart with them
FROM US Post OFC I posted the
Certified Mail Return receipt requested
Mail pieces in Question
926 Chapel Strt I had a SNACK
counter man WAS Polite.
I bought Hartford COURANT
ADD ON obsessive compulsivity News
that a statement MADE following Death
OF A member OF A US House of Senat-
ORS offended voters who therefore
decided to vote against the PARTY's
replacement candidate - A "Negative
REACTION" Apparently
9:55 Am IN my room 10:12 Am
NO Bowel movement I wash and dry
afterwards.
10:48 AM I couldn't Find Oral
rinse ---
more

John J. Crapo, pro se. AA.ABE
to AIG, MHP NOV 12th 2002
page sixteen (16) of twenty-Eight (28) pages

10:50 AM) WAIT At FRONT DESK

then to City of New Haven PUBLIC LIBRARY. I Sat too in direction of Front window. Securities officer to me. I explained Someone opposite me noticed staring at me and I thought it Best to avoid that

At corner chapel & church Streets a proprietor was polite to me - whom I gave my Post OFC Box address

ON MY WAY to UNION STATION it was WINDY someone - a passer-by was POLITE

1:03 PM Sign at restrooms said they're closed for ten (10) minutes;

1:08 pm Union News of Union Station ($1.00) for New York Times 1:13PM Men's room still off limits 1:15PM SAME Story

I WRITE Note. I go to Amtrak INFORMATION Center (re but no one (01) on duty at desk although DOOR OPEN

MORE

JOHN J. CRAPO. BIO A, AA, ABK
to AIG. MHP Nov twelth 2002
PAGE Seventeen (17) of TWENTY-EIGHT (28) Pages
I Went to customer service 1:30 PM
employee who came out of it RUDE
to me. I explained I'm waiting on
a train AND I Need to toilet. I'm
retired AND AMTRAK (MR Dukakis)
AND others have been INFORMED
1:30 PM I USed toilet FOR MEN
1:35 PM Dunkin Donuts
WRONG time OF DAY ON RCPT. I
took my medicine after eating
IN accordance with physician's orders
I WANTED to get cough drops
But store IN STATION closed. I
Went to Vendor Machines. Some
OUT OF Service I lost money For
three (03) Another customer
COMPlained she paid For candy bar
DIDN'T get it.
2:10 PM I Got ON TRAIN... For
South STATION.
I'M DISCOURAGED ABOUT NOT
having my ~~sweats~~ Desert!
10:05 pm (NOV 13 2002) Noise easterly

NOV 12 2002 NYT British House OF
COMMONS - Disagreement re: GAYS. lesbians
more

John J. CRAPO, pro se, AA.ABE
to AIG, MHP NOV 12th 2002
Page Eighteen (18) of TWENTY-EIGHT (28) pages

10:07 PM NOV 13th 2002 Noise sounds like Discription Given Mr John Adams, ESQ by MRS ADAMS. She WAS At home southerly. Could hear similar noise Went to hill top and she could see the Patriot soldiers and the King's soldiers in Battle. I have not read much of the book by the YALE UNIVERSITY TRAINED historian now twice a Politzer Lauriat - but I did notice that report.

NYT has STATE OF GEORGIA Governor defeated for Wanting to change the STATE FLAG - YALE UNIVERSITY Claims Vice President John C. CALHOUN AS A DISTINGUISHED ALUMNUS. It's Well Known The Hartford CONVENTION WAS Secessionist But With the termination of the ~~War~~ War of 1812 the talk of New England States and New York STATE to Become an independent political entity stopped.

RUN-OFF election IN STATE OF Louisiana - Republican nominee got more than Fifty percent against IN-CUMBENT Member US House of Senators who SOUGHT Re-election

More

I've a cramp in my hand.

NYT has big Money-Center Bank having troubles collecting monies allegedly due it from Insurance Companies. I wonder what that means. Otherwise inattentively I glanced at said Newspaper.

I wash my hands with Proctor + Gamble Lotion. I had
is it Procter and Gamble
tissue with me to dry. troubling screwing top back on but I did it without being untidy.

Slow moving subway from South Station 5:13 PM.

5:25 PM at US Post Office But I do not want "Cause Celebre" with Post Office - If I stay after it closes.

My feet are aching me. I wait on new prosthesis but I wait on a shipment from U.S. Cavalry, 2855 Centennial Avenue, Radcliff KY 40160-9000 Forgive me for irrelevance but I considered it my duty to respond favorably to my U.S. Attorney General Hon Mr

more

J. J. CRAPO, Pro Se to
AIG. MHP NOV 12th 2002
page Twenty (20) of Twenty-Eight (28) pages

JOHN DAVID ASHCROFT'S (ESQ, LLD etc) APPEAL FOR COOPERATION.
I learned that the U.S. CAVALRY WAS OUT OF handcuffs AND I wondered AS to the reason. I thought how passengers on the flights from Boston to NEW YORK City went on their last RIDE SEPT 11th 2001 - When they KNEW IT AND DID "Nothing" to stop it I WONDERED IF all the handcuffs were used by the perpetrators to fasten passengers to each other so they FAILED TO RESIST. I REPORTED THE MATTERS OF the handcuffs

I WENT to DUNKIN DONUTS Where I WAS Given Senior Citizen DISCOUNT

Boston Globe obituary (NOV 07th) 2002, Mr Robert F. FRIEDMANN "FOUNDER OF FREEDOM TRAIL" Who as a JUVENILE WAS Reported to have defaced public PROPERTY I'M Very familiar with the FREEDOM TRAIL MR BENJAMIN FRANKLIN, LLD. MR Samuel ADAMS, Mr John ADAMS, Mr Christopher ATTACUS, His Hon Lt Governor AND Governor Thomas HUTCHINSON AND Other Men and Women

more

JOHN J. CRAPO. PRO A. TO
A16. MHP NOV 12 2002
Page twenty-one (21) of twenty-eight (28) pages
Were the ones who did it

At pharmacy I bought plyers
7:40 PM at copy store Kinko's INC
I WAS AWARDED A TOKEN TO USE
Men's room where I logged in my
PO BOX MAIL
Malfunctioning copier: someone
had trouble with DOUBLE SIDE COPY-
ING:
someone-else WAS USING copies
after repeated efforts the customers
~~copies came-out of~~ COPY CAME OUT
OF COPIER
10:24 PM I left Harvard SQUARE
to Porter SQ. I DID Shopping at SUPER
MARKET I BOUGHT ALTOIDS
11:25 PM IN entry way. MY
WATERTOWN TAB/PRESS HADN'T Been de-
livered to me
ARDUOUS climb to MY ROOM
November Eisth (09) 2002 FRIDAY
12:25 AM MY COMMODE FAILED TO
FLUSH I'D URINATED I thought o my
TROUBLES:
NOV 13th 2002 00:40 PM) ~~FM~~ AM RADIO
notice Weak urinary STREAM MAY BE
INDICATION OF PROSTRATE PROBLEMS

MORE

JOHN J. CRAPO, pro se, A.A. ABE
AIG MHP NOV 12 2002
P. twenty-two (22) of twenty-eight (28) pages

MY Weight 159 LBS 8:50 AM-
9 AM I returned to sleep attempt
11:25 AM MY toilet fails to flush
AIR TEMP 90° Fahrenheit toilet is
Very NOISY! I'm hot & sweaty.

More Nourishment I take Ibupro
fen following meals.

4:10 PM (A slowly I DRESSED
I HAD MY Bowel movement my
toilet failed to flush I used pail
OF WATER to flush it

MY feet ACHE.

NO Watertown TAB and Press
FOR ME

4:55 PM someone who said her
name is "Chris" greeted me, said "I
DO Not know who YOU are..." She
replied, "YOU DON'T HAVE to talk to
ME..." At Porter SQ P.O. I Noticed
ORR From Executive Dept of Governor
to District Councilor WAS signed by
"CHRISTINE DALTON"

MY ACHING feet

Two articles of Certified MAIL
Return receipt requested American
International GROUP INC AND Mc
GRAW-Hill Companies

I Noticed Passport on glass

more

J.J. CRAPO. Pro Se, AA ABE
AIG MHP NOV 12th 2002
Page Twenty-Three (23) of Twenty-Eight (28) pages
I made copy of inside cover Front & Page one, No Name or address in Book Whom to Notify in case of Necessity Someone grabbed passbook.
Boston Globe
Electorate of Crown Colony, GIBRALTER reject referendum to yield any Authority of Great Britain over it. The British Government commanded the result is irrelevant
WJIB 12:25 Am NOV Fourteenth 2002
TALKED OF HUDSON RIVER WHICH I HAVE AS 315 Three hundred Fifthteen Miles long (From my COLUMBIA UNIVERSITY-VIKING ENCYCLOPEDIA TAGUS RIVER IS 565-625 MILES LONG AND IS USUALLY CONSIDERED the longest RIVER OF THE SUB-CONTINENT WHERE IT'S LOCATED. THE ZAMBEZI RIVER IS USUALLY CONSIDERED 1600 (SIX-TEEN) MILES LONG. THE AMAZON RIVER 4000 (FOUR THOUSAND) MILES LONG. EBRO RIVER IS USUALLY CONSIDERED ~~465 MILES~~ FIVE HUNDRED Sixty Five (565) miles LONG IN AN AREA OF A SUBCONTINENT WHICH RELIES MUCHO ON HYDRO-ELECTRIC POWER AND IRRIGATION THERE IS A RIVER KNOWN AS THE GUADALQUIVIR GENERALLY CONSIDERED Three HUNDRED FIFTY (350) MILES LONG AND THERE WAS A VENERA-
MORE

BLE GENTLEMAN MR MANUEL FELIX FERNANDEZ WHOM AS LEADER OF THE REVOLUTION AGAINST THE KINGDOM OF SPAIN AS GENERAL AND PRESIDENT OF THE REPUBLIC OF MEXICO WAS HIS EXCELLENCY VICTORIA GUADALUPE

THE RIGHT HON. AMADEUS VIII, DUKE OF SAVOY, AS ANTI-POPE WAS KNOWN AS FELIX V (FIFTH)

Dear Ms SHANNON

THESE CIRCUMSTANCES SAME AS MINE ARE ONES WITH LONG HISTORIES

IN RESPONSE TO YOUR LETTER AND THAT OF MR BENNETT I'VE ENCLOSED THE ADDITIONAL DOCUMENTATION YOU REQUIRE I'VE ENEUMERATED EACH OF IT ON MY TABLE OF CONTENTS I TRUST YOU'LL UNDERSTAND MY TROUBLES AS I WRITE IT'S NINETY DEGREES FAHRENHITE I'M PERSPIRING I CAN'T MY WINDOWS IN MY ~~MAIN ROOM~~ ONE ROOM. IN MY KITCHENETTE. MY BATHROOM I CAN GET WINDOW OPEN, I CAN'T FIND MUCH OF WHAT I WANT TO PROVIDE YOU WITH AS DOCUMENTATION IN EVENT YOU HAVE MORE QUESTIONS OR COMMENTS OR STATEMENTS OF ME PLEASE ADDRESS THEM TO ME VIA U.S. POSTAL SERVICE AT MY POST OFC BOX ADDRESS.

MY SUPPORTING STATEMENT SHAREHOLDERS WILL BE APPRECIATED BY OUR HONOURABLE BOARD IF WE

 MORE

APPROVE THIS

IN NEW YORK CITY AREA NEEDS ARE GREATER FOLLOWING SEPTEMBER ELEVENTH (11th) 2001 I NOTICE FROM WHAT I'VE SEEN IN PRINT BUT WHICH I CAN'T FIND NOW

OUR BOARD HAS ARRANGED FOR COPIES OF ALL MY LETTERS (INCLUDING FRONT AND REAR PIECES OF THEM) AND EXHIBITS TO BE AVAILABLE IM-MEDIATELY PRIOR TO THE STOCKHOLDER MEETING. THE PROXY MATERIALS WILL EXPLAIN HOW SO ALL WILL UNDER-STAND PROPONENT INTENT AND WILL PROMOTE DISCUSSION AND INTELLIG-ENT BALLOTTING BY STOCKHOLDERS AND PROXIES

CONCERNING MS JANE ECKERT I'VE SUBMITTED ELDER ABUSE COM-PLAINTS TO HER FOR HER TO FOR-WARD TO THE PERSONS FOR APPRO-PRIATE ACTION

NAMELY AGAINST STATE

MORE

TREASURER AND RECEIVER GENERAL
HON MS SHANNON O'BRIEN, THE
COMMONWEALTH OF MASSACHUSETTS AND
SUFFOLK UNIVERSITY LAW SCHOOL DEAN
HON JOHN E. FENTON, JR OR SUCCESSOR
AS DEAN OR ACTING DEAN, SUFFOLK
UNIVERSITY LAW SCHOOL

MS O'BRIEN HAS FAILED to
RESPOND TO MY FINANCIAL PLIGHT
AS RETIRED STATE EMPLOYEE

SUFFOLK UNIVERSITY HAS PER-
MITTED ACCESS RAMPS TO IT'S LAW
SCHOOL BOOKSTORE to BE BLOCK-
ED

MS ECKERT WAS MY SUPER-
VISOR. MY WORK WAS TO PROVIDE
SERVICES TO DISADVANTAGED PERS-
ONS. MS ECKERT'S JOB WAS TO
PROVIDE SERVICES to DISADVANTAGED
PERSONS SUCH AS ME

to THE EXHIBITS, IN CASE OF
EACH ONE (01) THE BOARD WILL
CAUSE TO BE ATTACHED A TWENTY-
FIVE (25) to FIFTY (50) WORD
STATEMENT REGARDING RELEVANCY, IR-

MORE

RELEVANCY AND WHY AND THOSE TOO WILL ACCOMPANY THOSE REPORTS TO STOCKHOLDERS AND PROXIES AND THOSE STATEMENTS AND REPORTS WILL BE DELIVERED TO REQUESTORS ADDRESSES PRIOR TO THE MEETING.

MS SHANNON AND I HAVE HAD MANY CHANCES to BECOME FRIENDS. WE ARE NOT FRIENDS. AND WE ARE NOT FRIENDS.

END OF SUPPORTING STATEMENT

DEAR MR BENNETT

WE'VE HAD MANY CHANCES to BECOME. WE'RE NOT FRIENDS. NEVER HAVE WE BEEN FRIENDS. THE EXHIBITS. TABLE OF CONTENTS ARE APPENDED HERE TO THIS LETTER OF TRANSMITTAL

IN THE EVENT YOU HAVE QUESTIONS OR COMMENTS OF ME PLEASE ADDRESS THEM to ME AT MY POST OFFICE BOX ADDRESS. PRESUMABLY YOU'LL HAVE QUESTIONS AND OTHER COMMENTS

MORE

J.J. CRAPO, pro se, AA.ABE to
AIG-MHP. Nov 12th (twelfth) 2002

PAGE Twenty-Eight (28) OF 28 Twenty-EIGHT (28) PAGES PRINTED ONE (01) SIDE REVERSE SIDE BLANCO

I'M SENDING COPIES THIS LETTER, MY TABLE OF CONTENTS, THE EXHIBITS VIA CERTIFIED MAIL RETURN RECEIPT REQUESTED TO THE CITY OF NEW HAVEN (CT) VISITOR BUREAU

Sincerely

John Jennings Crapo, pro se

(MR) John Jennings Crapo, pro se
NON DR, NON LLB, NON MS

ENCLOSURES:

EXHIBITS one Hundred-Two	(102)
Title pages OF EXHIBITS	(002)
MY TABLE OF CONTENTS	(011)
~~THIS Letter~~	
Letter to City of New HAVEN Visitor BUREAU	(001)
Letter to SUFFOLK UNIV. LAW SCHOOL	(001)
LETTER TO Ms Jane ECKERT	(004)
	121
THIS letter 28 PP printed one (01) SIDE reverse SIDES BLANCO	28
	149

JJC/JJC NOVEMBER FIFTH-TEENTH (15TH) 2002 9:45AM

IT'S 90°F - I'M FATIGUED, DROWSY LETHARGIC, DISCOURAGED, AS I PREPARE TO POST THIS TO YOU - JJC

MR JOHN J. CRAPO, pro se
PO BOX 400151
CAMBRIDGE MA 02140-0002

VIA CERTIFIED MAIL
MAILPIECE # 7002
1000 0005 6652
8202 RETURN RE-
CEIPT REQUESTED

NOVEMBER TWELTH
(12TH) YEAR TWO-
THOUSAND-TWO
(2002)

CITY OF NEW HAVEN
VISITOR BUREAU
MOST REV ARCHBISHOP
DESMOND TUTU CORNER
1000 CHAPEL STRT
NEW HAVEN CT 06510

PAGE PRINTED
ONE SIDE RE-
VERSE SIDE
BLANCO

DEAR Gentlemen and Ladies:

ENCLOSED ARE COPIES OF MY LETTERS VIA CERTIFIED MAIL RETURN RE-CEIPT REQUESTED SERVICE TO THE McGRAW-HILL COMPANIES AND TO AMERICAN INTERNATIONAL GROUP. INC COMPLETE WITH COPIES OF MY EXHIBITS

SINCERELY

John J. Crapo, pro se, NON LLB

ENCL:

CC WITH ENCLOSURES VIA Certified Mail Return RECEIPT REQUESTED
AMERICAN INTERNATIONAL GROUP. INC
THE McGRAW-HILL COMPANIES

JJC/JJC

p-one(01) of two(02) pp
Printed one(01) Side
reverse Side Blanco

John J. CRAPO, Pro Se
PO Box 400151
02140-0002
NOV 15 2002

Pro Se
J.J. CRAPO

LAWYER'S STATIONERY
101 ARCH ST.BOSTON,MA
617-951-2729
DATE 11.15.'02 FRI

OFFICE STUFF ※1 $12.00

SUBTOTAL	$12.00
TAX TOTAL	$0.60
TOTAL	$12.60
CASH	$20.00
CHANGE	$7.40
CLERK 1	NO.077756
TIME ~~16:31~~	9999

Dear AMERICAN INT'l GROUP INC AND McGRAW Hill Companies

MY ADDENDUM

SOMEONE(01) left photo of Flowers in TRASH Enclosed two black & white copies of the photograph.

ElseWhere I Got Cooperation IN Another place Someone DIDN'T wish to cash my check. Next person after me heard how MUCH I NEEDED IN Cash & that person's PAYMENT GAVE ME CASH BACK I Needed then.

The Person who left Floral

more

p. two(02) of two(02) pp
arrangement looks familiar.
someone i've noticed before
I include this to comply
pro se further with
laws, rules,
regulations
of the Hon
U.S. Securities
and Exchange
Commission

J.J. CRAPO.

LAWYER'S STATIONERY
101 ARCH ST. BOSTON, MA
617-951-2729
DATE 11.15.'02 FRI

OFFICE STUFF X1

	$12.00
SUBTOTAL	$12.00
TAX TOTAL	$0.60
TOTAL	$12.60
CASH	$20.00
CHANGE	$7.40
CLERK 1	NO.077756
TIME ~~16:31~~	9999

Sincerely

John Jennings Crapo
PRO SE
STKHLDR
~~MP Hc~~
McGraw-Hill Companies
American INT'L Group INC

#one(01) printed
#two(02) one side
reverse side blanco

JJC/jjc

Attachment
#one(01) OF two(02) exhibits
printed one(01) side
reverse side Blanco
From John J. CRAPO pro se.



NOV 15 2002.

Attachment
#two(02) OF two(02)
printed one(01) side reverse
side Blanco



From ~~by~~ John J. CRAPO, pro se

JJC/jjc
NOV 15 2002

MR JOHN J. CRAPO. Pro Se. Non LWYR
NON PRACTISING LCSW
PO BOX 400151
CAMBRIDGE MA 02140-0002

VIA CERTIFIED MAIL NOV 12th 2002
MAIL PIECE #7002 2030
0002 2293 1511
RETURN RCPT REQUESTED SUFFOLK University
LAW SCHOOL Attn please
HON MR JOHN E. FENTON,
JR. ESQUIRE DEAN OR
SUCCESSOR AS DEAN
OR ACTNG DEAN
HON DAVID J. SARGENT
BUILDING 120 TREMONT STRT
BOSTON MA

PAGE ONE (01) OF ONE (01) PRINTED ONE (01) SIDE reverse SIDE BLANCO

COPY

Dear Gentlemen AND Ladies

ENCLOSED PLEASE FIND COPY MY Letter to Ms JANE ECKERT, LICSW OF November Twelth 2002 WHICH I'VE MAILED to Ms. Eckert VIA Certified MAIL Return receipt requested ("CMRRR") WHICH I CALL to YOUR ATTENTION

PLEASE PUT THIS AND attachment WITH MY RECORDS AT SUFFOLK UNIVERSITY

Sincerely

John J. Crapo. Pro Se

C.C. ~~to~~ MS Jane ECKERT LICSW
via CMRRR

JJC/jjc 12:30 P.M.

NOV 15 2002 5:28 PM

MR JOHN JENNINGS ("JACK") CRAPO —
PRO SE. AA, ABE
PO BOX 400151
CAMBRIDGE MA 02140-0002

NOV. 12Th 2002

VIA CERTIFIED
MAIL ART# 7002
1000 0005 6652
7502 RETURN
RCPT REQUESTED

pages printed
one (01) SIDE
BLANCO the
reverse SIDES
TWO (02)
ELDER ABUSE
COMPLAINTS

MS JANE ECKERT. LICSW
70 BURLINGTON STRT
LEXINGTON MA 02473
RE ELDER ABUSE

DEAR MS ECKERT:

ONE (01)
NOV TENTH (10TH) 2002 RAMP FROM SIDEWALK SUFFOLK UNIVERSITY LAW SCHOOL BOOKSTORE, DAVID J. SARGENT BUILDING. 120 TREMONT STRT (FL ONE) BOSTON MA WAS BLOCKED FROM DOORWAY TO FLOOR OF BOOKSTORE BLOCKING ACCESS TO CUSTOMERS ENTERING / EXITING VIA THAT RAMP. BRIEFLY I REPORT!

TWO (02)
OCTOBER THIRTIETH (30TH) 2002 MY

MORE

MONTHLY STATE BOARD OF RETIREMENT CHECK WAS FOR $865.27 MY MONTHLY RENT PAYMENT WAS FOR $1,050 No cents the State BOARD OF RETIREMENT ON ~~SEPT~~ octo-~~EM~~BER 29th 2002 AND ON NUMEROUS OTHER OCCASIONS HAS BEEN INFORMED BY ME OF MY SERIOUS CONCERNS ABOUT THIS AND DISRUPTIONS THIS SITUATION HAS CAUSES ME ON October 29th Twenty-Ninth (29th) AND NUMEROUS OTHER OCCASIONS

I SEND A COPY OF THIS to SUFFOLK UNIVERSITY ~~DEAN~~ LAW SCHOOL DEAN HON JOHN E. FENTON JR OR SUCCESSOR AS DEAN OR ACTING DEAN VIA CERTIFIED MAIL RETURN RCPT REQUESTED (CMRRR) AT SAID ADDRESS

I SEND VIA CMRRR A COPY OF THIS LETTER to AMERICAN INTERNATIONAL GROUP, INC ATTN PLEASE MS KATHLEEN E. SHANNON, ESQUIRE MORE

CORPORATION SECRETARY. AND TO THE MCGRAW-HILL COMPANIES ATTN PLEASE MR SCOTT L. BENNETT, ESQUIRE. CORPORATE SECRETARY IN COMPLIANCE WITH THE LAWS, RULES, AND REGULATIONS OF THE HON UNITED STATES (OF AMERICA) SECURITIES AND EXCHANGE COMMISSION ("SEC"). LAWS. RULES AND REGULATIONS I RECOMMEND YOU. TOO. OBEY.

I WRITE IN THE MIDST OF EXCEEDINGLY INCONVENIENT TROUBLING AND VERY THREATENING CIRCUMSTANCES. BRIEFLY I WRITE!

IN EVENT YOU HAVE QUESTIONS OR OTHER COMMENTS to/of ME PLEASE ADDRESS THEM to ME AT MY POST OFFICE BOX ADDRESS WHICH I REPEAT BELOW (ON PAGE FOUR)

MORE

J.J. CRAPO, pro se. to Ms ECKERT
PAGE FOUR(04) OF FOUR(04) PP
UNITED STATES POST OFFICE
PO BOX 400151
CAMBRIDGE MA 02140-0002

I AM SENDING VIA ORDIN-
ARY MAIL A COPY this letter to
YOU ADDITIONALLY COPY

Sincerely.
John Jennings ("Jack")
Crapo. pro se
AA. ABE. NonPracticing
LCSW. NON LWYR

JJC/jjc NOV Twelfth
(12th) Calendar Year
TWO THOUSAND TWO
(2002) 12 NOON
JJC/jjc

5:25 PM
NOV 15 2002

MY TABLE OF CONTENTS
NOV TWELTH 2002
PAGE ONE (01) OF ELEVEN (11) PAGES PRINTED ONE SIDE REVERSE SIDES BLANCO
JOHN JENNINGS CRAPO, PRO SE, AA, ABE
TO AMERICAN INTERNATIONAL GROUP, INC
("AIG"), TO McGRAW-HILL COMPANIES ("MHP")

NUMBER		DISCRIPTION
ONE (01)	A B C D	12 NOV 2002 ELDER ABUSE COMPLAINT TO MS JANE ECKERT, LCNSED INDEP. CLINICAL SCL WRKR, LEXINGTON MA
TWO (02)		12 NOV 2002 COURTESY COPY TO SUFFOLK UNIV. LW SCH DEAN (MR) JOHN E. FENTON JUNR
THREE (03)	A	USPS COMPL FORMS 3849 NOV 07 NOV 06 2002 McGRAW-HILL
	B	REVERSE
FOUR (04)	A	ALTOIDS CURIOSLY STRONG MINTS
	B	SECD COPY FOUR (04) A
	C	BACK SIDE OF CURIOUSLY STRONG
FIVE (05)	A	KINKO'S NOV SIXTH 2002
	B	KINKO'S NOV 07TH 2002 AND SUBWAY SANDWICHES AND SALADS
SIX (06)	A	WHAT THE HECK IS A HOOSIC?
	B	OTHER SIDE OF NOTICE
SEVEN (07)	A	ONE SIDE OF SCHEDULE
	B	OTHER SIDE OF SCHEDULE

MORE

my table of CONTENTS
NOV 12th 2002
PAGE TWO(02) OF ELEVEN (11) PP
John Jennings ~~Crapo~~ CRAPO
TO AIG, TO MHP

Number
Eight (08) ~~A Kinko~~
A KINKO'S INC NOV 05 2002
B Pharmacy
NEW HAVEN CT

NINE (09) DUNKIN DONUTS
NOV 06 2002

TEN (10) NEW HAVEN Hotel
A Receipt NO8 2002
B repeat copy

ELEVEN NEW HAVEN
(11) A Hotel NOV 07 2002
B a repeat copy

Twelve (12) A NEW HAVEN Free
public LIBRARY
~~B A~~ AU BON PAIN
Boston
~~An~~ AU BON PAIN
1 BROADWAY
GOU CONVENIENCE

Thirteen Duplicate of
Twelve (12)

MORE

my Table of Contents
NOV 12 2002
P. three (03) of Eleven (11) pages
John J. CRAPO, Pro Se

Fourteen (14) DUNKIN DONUTS
UNION STATION
Porter Square
2d near Porter
Square
CVS White
Street

Fifthteen (15) RITE AID
UNION NEWS
copperkitchen

Sixteen (16) AMTRAK
to New HAVEN ct
to Boston MA

SEVENteen (17) U S Postal Svce
Certified mail receipt
to New HAVEN Ho.
tel J. J. CRAPO
AND Hon Gov Council
ms MARILY PETITTO
DEVANEY

more

my table of contents
NOV 12 2002
p Four(04) OF ELEVEN(11) pages
by John J. CRAPO, Pro Se

EIGHTEEN(18) "Curiously
Nineteen(19) Strong...
collectibles"

TWENTY (20) My holographs
and my MEMORAN-
DA
A # TWENTY-NINE (29)
B # FROM THE STEPS

TWENTY-ONE (21) -MEDICAL EDUCATIONAL
SERVICE, INC
TWO(02) PP ·MAY 31/JUNE 03 2002
A Front piece
B letter

TWENTY-TWO (22) THE CAMBRIDGE
Hospital NOV 01-22
TWENTY-THREE (23) Calendar Year 2002

TWENTY-FOUR (24) AMERICAN INTER-
NATIONAL GROUP INC
("AIG") NOV 2002
A. Front piece Mail piece
B - Rear piece mail piece

Twenty-FIVE (25) THE McGRAW-Hill COM-
PANIES NOV 04 2002
A FRONT PIECE MAIL PIECE
B REAR PIECE MAILPIECE

TWENTY-SIX (26) HON UNITED STATES COURT
OF APPEALS Oct 30, 2002
MS/MR JULIE GREGG, ES

MORE

MY Table of contents
NOV 12th 2002
page ~~Four(04)~~ Five(05) OF ELEVEN pages
John J. CRAPO, Pro Se

~~Eighteen(18) CURIOUSly~~
~~| | | Stron Collecti-~~
~~Bits Two~~
~~Nineteen(19) Duplicate~~
~~| | | Exhibit Eighteen(18)~~

TWENTY-SEVEN (27) US Postal Service Forms 3849 NOV 06 2002
| | | A McGRAW-Hill
B NOV 07 2002

TWENTY-EIGHT (28) USA PASSPORT INSIDE PAGE 09 OCT 2002
| | | A One(01) copy
B. Second copy

original on gloss I made copy left original I DID MY OWN work

TWENTY-NINE (29) — Boston HERALD. NOV 04 2002

THIRTY (30) MR JOSEPH J. ELLIS FOUNDING BROTHERS

MORE

My table of Contents
NOV 12th (twelfth) 2002
page Seven (07) OF ELEVEN (11) pages
By John J. CRAPO. Pro Se

Thirty-three (33)

L Fidelity Dec 01-31 2001
M Fidelity Dec 01-31 2001
N Fidelity Jan 17, 2002 Frontpiece
O Fidelity Apr 01-30 2002
P. Advest Jul 01-31 2002
Q Fidelity IN Mar 01-31 2002
R ADVEST Aug 01-31 2002
S ADVEST Sept 03 2002 Frontpiece
T Advest Sept 05 2002 Frontpiece
U ADVEST Sept 01-30 2002
V ADVEST Frontpiece Sept 05 2002
W ADVEST Frontpiece Sept 05 2002
X Fidelity INV July 01 2002 to July 31 2002
Y Fidelity INV July 01-31 2002
Z Fidelity INV Aug 06 2002 Frontpiece

MORE

my table of
contents
NOV 12th 2002
page seven (07)
of eleven (11) pages
BLANCO
BY John J.
CRADO
Pro Se
JJC | jjc

my table of contents
NOV 12th (twelth)
2002
pure Tyent/OBJ 2002 07
By John J CRAPO
Pro Se

eleven (11) pages

thirty-Four (34)

A Fidelity INV Aug 06 2002 Front piece

B Fidelity Sept 01-30 2001

C Fidelity rear piece

D Fidelity Front piece oct 01 2002

E oct 01 2001 - oct 31 2001

F oct 01 2001 - oct 31 2001

G ~~Fidelity~~ Advest oct 01, 2001 - oct 31 2001

H Advest INC NOV 01 - 30 2001

I Advest INC NOV 01 - 30 2001

J Advest INC Jan 01 - 2002 - Jan 31 2002

K Fidelity INV Sept 01 - 2002 - Sept 30 2002

MORE

My table of contents
NOV 12th (twelth) 2002
Page Nine (09) 2002
of eleven (11) pages
By John J. Crapo, pro se

Thirty-Four (34) L Fidelity
Sept 01-30 2002

M Fidelity
Sept 01-30 2002

N Advest May 01-31
2002

O Fidelity INV
May 01-31 2002

P ADVEST
Feb 01-28 2002

Q Oct 01-31 2001
Fidelity

(R) Front piece
Advest
NOV 04 2002

S Front piece of
Advest NOV 04 2002

T ~~Front~~ Advest
Oct 01-31 2002

Thirty-Five (35) OVER PRINT
Thirty-Six (36) of My Senior Citizen
Card MBTA

More

my table of Contents
Nov 12th 2002
page ten (10) 2002
of Eleven (11) PP
By John J. Crapo,
pro se

thirty seven (37)	my clock
thirty-Eight (38)	COMMODE
thirty-Nine (39)	shareholder proponent
Forty (40)	Rest Room

JJC / JJC

EXHIBITS
PART ONE(01)
FIFTY(50) PRINTED ONE(01)
SIDE REVERSE SIDE
BLANCO

NOV twelth(12th) 2002
BY
JOHN JENNINGS CRAPO.
PRO SE. STOCKHOLDER

TO
AMERICAN INTERNATIONAL
GROUP. INC AND

TO
McGRAW-HILL COMPANIES

JJC|JJC NOV 13Th
2002

#ONE(A) of 12 NOV 2002 one hundred-two (102)

MR JOHN J. CRAPO. PRO SE. AA. ABE
PO BOX 400151
CAMBRIDGE MA 02140-0002

VIA CERTIFIED MAIL ART # 7002 1000 0005 6652 7502 RETURN RECEIPT REQUEST-ED

12 NOVEMBER 2002

PAGE ONE (01) OF FOUR (04) pages. Printed ONE (01) SIDE Reverse SIDES BLANCO

COPY

MY COMPLAINTS AGAINST (01) MR JOHN E. FENTON, JR OR HIS SUCCESSOR AS UNIVERSITY DEAN (02) MS SHANNON P. O'BRIEN. OR STATE TREASURER, COMMONWEALTH OF MASSACHUSETTS

MS JANE ECKERT. LICSW
70 BURLINGTON STRT
LEXINGTON MA 02473

RE:
ELDER ABUSE

DEAR MS ECKERT

(1) NOVEMBER TENTH (10th) 2002
RAMP FROM OUTSIDE DOOR TO SIDEWALK TO INSIDE BOOKSTORE WAS BLOCKED INSIDE BOOKSTORE OF SUFFOLK UNIVERSITY LAW SCHOOL'S DAVID J. SARGENT BUILDING AFTER 11 P.M. BRIEFLY I REPORT!

(2) OCTOBER THIRTIETH (30th) 2002

MORE

7002 2030 0002 2452 8306

U.S. Postal Service™
CERTIFIED MAIL™ RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

For delivery information visit our website at www.usps.com®

OFFICIAL USE

NEW HAVEN CT 06510

Postage	$ 1.06
Certified Fee	2.30
Return Reciept Fee (Endorsement Required)	1.75
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$ 5.11

NEW HAVEN CT 06520 YALE STA
NOV - 7 2002
Postmark Here
Clerk: V6H6DB
11/07/02
USPS

Sent To NEW HAVEN HOTEL CONFERENCE CENTER OFC OF EMPLOYEE IN CHARGE
Street, Apt. No.; or PO Box No. OF THE HOTEL 229 GEORGE ST
City, State, ZIP+4 NEW HAVEN CT 06510

PS Form 3800, June 2002 — See Reverse for Instructions

7002 2030 0002 2437 4415

U.S. Postal Service™
CERTIFIED MAIL™ RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

For delivery information visit our website at www.usps.com®

OFFICIAL USE

NEW HAVEN CT 06510

Postage	$ 1.06
Certified Fee	2.30
Return Reciept Fee (Endorsement Required)	1.75
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$ 5.11

NEW HAVEN CT 06520 YALE STA
NOV - 7 2002
Postmark Here
Clerk: V6H6DB
11/07/02
USPS

Sent To MR JOHN JENNINGS CRAPO PRO SE
Street, Apt. No.; or PO Box No. NEW HAVEN HOTEL 229 GEORGE ST RM 623
City, State, ZIP+4 NEW HAVEN CT 06510

PS Form 3800, June 2002 — See Reverse for Instructions

7002 2030 0002 2452 8313

U.S. Postal Service™
CERTIFIED MAIL™ RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

For delivery information visit our website at www.usps.com®

OFFICIAL USE

BOSTON MA 02133

Postage	$ 1.06
Certified Fee	2.30
Return Reciept Fee (Endorsement Required)	1.75
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$ 5.11

NEW HAVEN CT 06520 YALE STA
NOV - 7 2002
Postmark Here
Clerk: V6H6DB
11/07/02
USPS

Sent To THE COMMONWEALTH OF MASSACHUSETTS EXECUTIVE DEPT OF GOVERNOR DISTRICT COUNCIL CHAMBER
Street, Apt. No.; or PO Box No. ATTN HON MARILYN PETITTO DEVANEY STATE HOUSE
City, State, ZIP+4 BOSTON MA 02133

PS Form 3800, June 2002 — See Reverse for Instructions

#Seventeen(17) of One Hundred Two (102)
By John J. Crapo, Pro Se
NOV 12 2002

JJC/jjc

#Eighteen(118) of one Hundred. TWO(102)
NOV 12th 2002
BY John J. CRAPO
PRO SE

The Strong Man. 1995.
One of the most popular and recognizable ads in the campaign, *The Strong Man* helped introduce the 200 year-old-mint to a new American audience. Bearing the tagline "Nice Altoids," this ad was the personification of curiously strong and became an icon ad for the brand.

Curiously Strong Collectibles

ALTOIDS®, the Original Celebrated Curiously Strong Mints®, presents Curiously Strong Collectibles, a series of limited edition tins featuring the advertising for which ALTOIDS® is famous. This landmark campaign was launched in the U.S. in 1995 and is admired for the wit and humor used to portray the curious strength of the mints.

ALTOIDS® mints were first produced in England at the turn of the 19th century during the reign of King George III. Today, ALTOIDS® mints are made with the same exacting standards as the original ALTOIDS® developed more than 200 years ago.

For more information about Curiously Strong Collectibles, visit: ALTOIDS.com

MADE IN GREAT BRITAIN


JJC/jjc

#Nineteen (19) of one Hundred Two (102)
Nov 12th 2002
By John J. Crapo, MD
JJC/jjc

The Strong Man. 1995.
One of the most popular and recognizable ads in the campaign, *The Strong Man* helped introduce the 200 year-old-mint to a new American audience. Bearing the tagline "Nice Altoids," this ad was the personification of curiously strong and became an icon ad for the brand.

His Most Gracious & Excellent majesty George III signed the decree ending slave trade. The U.S. Supreme Court whose membership include Hon US Sup Ct Justice Baldwin of New Haven considered that when it freed the captives of the



John Q. Adams

AMISTAD counsel for them was Mr Baldwin of New Haven. Co-counsel was US Congressman (MA) John Quincy

#TWENTY(20)A OF one Hun-dred two (102)
By John J. CRAPO, pro se

Dear Neighbors These two (02) exhibits printed one (01) side reverse side Blanco I call to your attention.

Sincerely
Tenant CRAPO, Pro se

JJC/jjc Nov Tenth 2002

Page one (01) of two (02) pp.



29

JJC/jjc NOV 12 2002

Twenty ~~A of~~ B OF One Hun-
DRED TWO (102)

Dear Neighbors continuation
these two exhibits printed one (01)
side reverse side Blanco I call to
your attention Sincerely
Tenant Crapo, pro se. Nov 10 2002

(02) pages (02) two

(1) INSURANCE CORP HOLDING Co (2) Publisher Financial Ratings BOOKS holdings corporation



COPY ENCLOSE IN MY Attachments to my Solicitor Proposals

NOV 12 2002

#Twenty-ONE(21) A OF one HUNDRED TWO (102)

JOHN J. CRAPO, Pro Se

MEDICAL EDUCATIONAL SERVICES, INC.
PROFESSIONAL DEVELOPMENT NETWORK
2004 Highland Avenue, Suite C
Eau Claire, Wisconsin 54701

PRESORTED
FIRST CLASS



EAU CLAIRE
JUN 3 '02
WIS.



U.S. POSTAGE
.322
POSTALIA
METER
630070

June 07 2002
JJ

John Jennings Crapo
PO Box 400151
Cambridge MA 02140

DBKBAMP 02140

NOV 12th 2002
JJC/jjc

TWENTY-ONE (21) B
OF ONE HUNDRED-TWO (102)



Medical Educational Services, Inc.
Professional Development Network
2004 Highland Avenue, Suite C
Eau Claire, WI 54701
Phone: 715-836-9900 Fax: 715-836-9770

May 31, 2002

John Jennings Crapo
PO Box 400151
Cambridge MA 02140

Dear Mr. Crapo,

We would like to acknowledge the receipt of a certified package by our office on May 30, 2002.

A copy of the brochure entitled, "Learn How to Help Adult & Child Survivors of Sexual Abuse", sponsored by our company, was included in your materials. We appreciate all of the data.

Thank you for taking the time to forward this information.

Sincerely,

Suzanne Kampa
Suzanne Kampa
Customer Service Coordinator

JOHN J. CRAPO, PRO SE
NOV 12 2002
JJC | JJC

#TWENTY-TWO (22) OF
ON HUNDRED-TWO (102)
From John J. CRAPO.
PRO SE



The Cambridge Hospital

Affiliated with
Harvard Medical School

Continuing Education Division
Department of Psychiatry



THIS IS TO CERTIFY

Judy Reiner Platt, Ed. D. John Jennings ("Jack") CRAPO Doris Hutchinson
Director PRO SE, AA, ABE, NON LLB, NON MS, NON PRACTISING LCSW - Attended in its Entirety Administrative Assistant
The Cambridge Hospital Continuing Education Division Course

Treating Couples - November 1-2, 2002
The Sonesta Hotel - Cambridge, MA

JJC/JJC Nov/12 2002

Harvard Medical School is accredited by the Accreditation Council for Continuing Medical Education (ACCME) to sponsor continuing medical education for **PHYSICIANS**. Harvard Medical School designates this educational activity for a maximum of 14 hours in category 1 credit toward the AMA Physician's Recognition Award

The Cambridge Hospital, Department of Psychiatry, is approved by the American Psychological Association to offer continuing education for **PSYCHOLOGISTS**. The APA Approved Sponsor maintains responsibility for the program. This course offers 14 continuing education credits.

The American Nurses Credentialing Center, Commission on Accreditation accepts continuing education from the Accreditation Council on Continuing Medical Education (ACCME) toward recertification. The Cambridge Hospital, Continuing Education Division, verifies that this course is a planned, organized learning experience designed to augment the knowledge, skills, and attitudes for the enhancement of **NURSING** practice to the end of improving health care to the public as mandated by Massachusetts Regulation 244 CMR 5.00 toward relicensing requirements. This course offers 16.8 contact hours.

This program has been approved for 14 Category I Continuing Education Hours for relicensure in accordance with 258 CMR. National Association of **SOCIAL WORKER** Authorization # D4035-9.

The Cambridge Hospital Continuing Education Division is recognized by the National Board for Certified Counselors to offer continuing education for National Certified **COUNSELORS.** It is the responsibility of the provider to abide by NBCC Continuing Education Guidelines. This program is approved for 14 contact hours, Provider # 5444, and is applicable for Commonwealth of Massachusetts **COUNSELING/ALLIED MENTAL HEALTH** and **PDP** accreditation.

This activity has been certified by the Massachusetts and Rhode Island Association For Marriage & Family Therapy, Inc., Certification # PC-03799 and Connecticut Certification # 1053 for 14 contact hours for professional continuing education for **FAMILY THERAPISTS.**

The course is approved by the Association of Professional **CHAPLAINS** for 1.68 CCE's.

Judy Reiner Platt

From John "Jockie" CRAPO. PRO SE



NEW YORK
NOV 2002
PB METER 7041745
4.42
U.S. POSTAGE

AMERICAN INTERNATIONAL GROUP, INC.
70 PINE STREET
NEW YORK, NY 10270

CERTIFIED MAIL

7000 0520 0021 9205 8782

Nov 8 2002

JJC

Not 11/7

CERTIFIED MAIL, RETURN RECEIPT REQUESTED

John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

02140+0002 02

JJC/jjc NOV 12 2002

#Twenty-Four (24) of A of one HUNDRED-TWO (102)

From John "Jackie" Crapo
Pro Se

JJC/jjc Nov Twelfth (12th) 2002

Twenty-Four IS OF One
Hundred- Two (102)

~~# Twenty-Five (25)~~ OK
Twenty-Five A of one Hundred-two (102)

CERTIFIED MAIL

The McGraw-Hill Companies

Legal Department
1221 Avenue of the Americas
New York, NY 10020-1095

7000 1670 0008 1164 9312

NOV 08 2002

JJC

11-6

Mr. John Jennings Crapo
P. O. Box 400151
Cambridge, Massachusetts 02140-0002

NEW YORK NOV -4 '02 NY

02140+0002 02

BY MR John J. Crapo, Pro Se, A.A.A.B.E.
NOV Twelfth (12th) 2002
JJC/jjc

Twenty-Five B OF one Hundred-two (102)

NOV Twelfth (12th) 2003
JJC/jjc

BY Mr John J. CRAPO
pro Se

Nov 12th 2002
John J. CRAPO (27) of
Twenty-Seven (27) A of
One Hundred - Two (102)

United States Postal Service
Sorry We Missed You! We Deliver for You

Today's Date: 11-6-02
Sender's Name: McGraw-Hill

Item is at:
__ Post Office (See back)

Available for Pick-up After
Date: Time:

We will redeliver or you or your agent can pick up. See reverse.

X Letter
__ Large envelope, magazine, catalog, etc.
__ Parcel
__ Restricted Delivery
__ Perishable Item
Other:

For Delivery: *(Enter total number of items delivered by service type)*
For Notice Left: *(Check applicable item)*
__ Express Mail *(We will attempt to deliver on the next delivery day unless you instruct the post office to hold it.)*
X Certified
__ Recorded Delivery
__ Firm Bill
__ Registered
__ Insured
__ Return Receipt for Merchandise
__ Delivery Confirmation
__ Signature Confirmation

☐ **If checked, you or your agent must be present at time of delivery to sign for item**

Article Number(s)
7000 1670 0008 1164 9312

Notice Left Section
Customer Name and Address
John J. Crapo
X400151

Article Requiring Payment
☐ Postage Due ☐ COD ☐ Customs
Amount Due $

☐ **Final Notice:** Article will be returned to sender on

Delivered By and Date
Nov 08 2002

PS Form **3849**, November 1999 **Delivery Notice/Reminder/Receipt**

United States Postal Service
Sorry We Missed You! We Deliver for You

Today's Date: 11/7
Sender's Name:

Item is at:
__ Post Office (See back)

Available for Pick-up After
Date: Time:

We will redeliver or you or your agent can pick up. See reverse.

X Letter
__ Large envelope, magazine, catalog, etc.
__ Parcel
__ Restricted Delivery
__ Perishable Item
__ Other:

For Delivery: *(Enter total number of items delivered by service type)*
For Notice Left: *(Check applicable item)*
__ Express Mail *(We will attempt to deliver on the next delivery day unless you instruct the post office to hold it.)*
X Certified
__ Recorded Delivery
__ Firm Bill
__ Registered
__ Insured
__ Return Receipt for Merchandise
__ Delivery Confirmation
__ Signature Confirmation

☒ **If checked, you or your agent must be present at time of delivery to sign for item**

Article Number(s)
7000 0520 0021 9205 8782

Notice Left Section
Customer Name and Address
John Jennings Crapo
400151

Article Requiring Payment
☐ Postage Due ☐ COD ☐ Customs
Amount Due $

☐ **Final Notice:** Article will be returned to sender on

Delivered By and Date
NOV 08 2002

PS Form **3849**, November 1999 **Delivery Notice/Reminder/Receipt**



JJC/jjc

Nov 12th 2002
John J. Crapo
Twenty-Seven (27) B of
One Hundred-Two (102)

We will redeliver OR you or your agent can pick up your mail at the post office. *(Bring this form and proper ID. If your agent will pick up, sign below in item 2, and enter agent's name here):*

1. *a. Check all that apply in section 3;*
   b. Sign in section 2 below;
   c. Leave this notice where the carrier can see it.

Porter Square Post Office
1953 Mass. Ave.
Cambridge, MA 02140-9998
M-F 7:30AM-5:30PM S 7:30AM-2:00PM
1-800-275-8777

2. Sign Here *to Authorize Redelivery or to Authorize an Agent to Sign for You:*

Delivery Section

Signature X	John J Crapo, Pro Se
Printed Name	JOHN JENNINGS CRAPO
Delivery Address	at FINANCIAL DESK USPO ~~02140-0002~~ 02140-9998

3. ☐ Redeliver *(Enter day of week):*

(Allow at least two delivery days for redelivery, or call your post office to arrange delivery.)

☐ Leave item at my address

(Specify where to leave. Example: "porch", "side door". This option is not available if box is checked on the front requiring your signature at time of delivery.)

☐ Refused ☐ Forward ☐ Return

USPS

PS Form **3849**, November 1999 *(Reverse)*

Nov Eighth (08th) 2002

We will redeliver OR you or your agent can pick up your mail at the post office. *(Bring this form and proper ID. If your agent will pick up, sign below in item 2, and enter agent's name here):*

1. *a. Check all that apply in section 3;*
   b. Sign in section 2 below;
   c. Leave this notice where the carrier can see it.

Porter Square Post Office
1953 Mass. Ave.
Cambridge, MA 02140-9998
M-F 7:30AM-5:30PM S 7:30AM-2:00PM
1-800-275-8777

2. Sign Here *to Authorize Redelivery or to Authorize an Agent to Sign for You:*

Delivery Section

Signature X	John Jennings Crapo, Pro Se
Printed Name	JOHN JENNINGS CRAPO
Delivery Address	at FIN DESK USPO 02140- ~~X400154~~ 9998

3. ☐ Redeliver *(Enter day of week):*

(Allow at least two delivery days for redelivery, or call your post office to arrange delivery.)

☐ Leave item at my address

(Specify where to leave. Example: "porch", "side door". This option is not available if box is checked on the front requiring your signature at time of delivery.)

☐ Refused ☐ Forward ☐ Return

USPS

PS Form **3849**, November 1999 *(Reverse)*

JJC/jjc

Reverse one with Sender's Name Blank

Twenty-Eight (28) of One Hundred. Two (102)
NOV 12 2002

The Secretary of State of the United States of America hereby requests all whom it may concern to permit the citizen/national of the United States named herein to pass without delay or hindrance and in case of need to give all lawful aid and protection.

Le Secrétaire d'Etat des Etats-Unis d'Amérique prie par les présentes toutes autorités compétentes de laisser passer le citoyen ou ressortissant des Etats-Unis titulaire du présent passeport, sans délai ni difficulté et, en cas de besoin, de lui accorder toute aide et protection légitimes.

El Secretario de Estado de los Estados Unidos de América por el presente solicita a las autoridades competentes permitir el paso del ciudadano o nacional de los Estados Unidos aquí nombrado, sin demora ni dificultades, y en caso de necesidad, prestarle toda la ayuda y protección lícitas.

SIGNATURE OF BEARER/SIGNATURE DU TITULAIRE/FIRMA DEL TITULAR

NOT VALID UNTIL SIGNED



PASSPORT
PASSEPORT
PASAPORTE

UNITED STATES OF AMERICA

Type / Type / Tipo: P
Code / Code / Código: USA
Passport No. / No. du Passeport / No. de Pasaporte: 103971277

Surname / Nom / Apellidos: GENCHEV

Given names / Prénoms / Nombres: CHRISTO ALEKSANDROV

Nationality / Nationalité / Nacionalidad: UNITED STATES OF AMERICA

Date of birth / Lieu de naissance / Fecha de nacimiento: 28 Jul 2002

Sex / Sexe / Sexo: M
Place of birth / Lieu de naissance / Lugar de nacimiento: MASSACHUSETTS, U.S.A.

Date of issue / Date de délivrance / Fecha de expedición: 09 Oct 2002
Authority / Autorité / Autoridad: Boston Passport Agency

Date of expiration / Date d'expiration / Fecha de caducidad: 08 Oct 2007

Amendments / Modifications / Enmiendas: See Page 24

P<USAGENCHEV<<CHRISTO<ALEKSANDROV<<<<<<<<<<<<

1039712777USA0207289M0710080<<<<<<<<<<<<<<00

BY John J. CRAPO. Pro Se

JJC/jjc

COPY ONE(01)


BOSTON HERALD MONDAY, NOVEMBER 4, 2002
SHANNO
O'BRI
WANNA SEE MY TATTOO?
TAXES

TWENTY-NINE (29) OF one Hun-dred-two (102)
NOV Twelth (12th) 2002
FROM John J. CRAPO, Pro Se

JJC/jjc

EXHIBIT Thirty (30) OF
One Hundred-TWO (102)
NOV 12 2002
BY John J. CRAPO, Pro Se
JJC/jjc

FOUNDING BROTHERS

Winner of the PULITZER PRIZE

MR ELLIS, A William and Mary College, AND YALE University TRAINED HISTORIAN. The NEW York Times says is "Lively AND illuminating ... A shrewd, insightful book"

"The debate began when Congressman Scott ... speaking upon behalf of Pennsylvania Quakers ... petition to Congress at Philadelphia said if He were a U.S. JUDGE He would go AS Far as he could to AS A JUDGE to Terminate the slave trade . . .

#thirty-one (31) OF one Hundred-Two (102)

GC 47-5

Guest Check

DATE	SERVER	TABLE	GUESTS	CHECK NUMBER
	Jan	2		513873

1			
2	1	Pollo Pibil	1495
3			
4			
5			
6			
7			
8			
9			
10			
11			

#15.90

Villa del Sol
236 Crown St
New Haven Ct

THANK YOU

FOOD	
BEVERAGE (OTHER SIDE)	
SUB-TOTAL	1495
TAX	95
TOTAL	1590

Guest Receipt

DATE ________ $ ________ AMOUNT OF CHECK 513873

Submitted BY
John J. CRAPO. Pro Se
NOV 12 2002

JJC/jjc

Thirty Two (32) A of One Hundred-Two (102)
BY JOHN J. CRAPO, Pro Se



Find the Golden Tortilla and WIN INSTANTLY!
MISSION
FLOUR TORTILLAS
BURRITO SIZE

FLOUR TORTILLAS BURRITO SIZE

MISSION



Find the Golden Tortilla and WIN INSTANTLY!

Thirty-Two (32) B OK one Hundred two
by John J. CRAPO, Pro Se
JJC/jjc NOV 12 2002

19 02 G 16:25



DISCOVER
the Treasures of
MEXICO
Los Tesoros de México
MISSION
MISSION
FLOUR TORTILLAS
4 Mission Burrito size Flour Tortillas
16 slices crisp, crumbled bacon
8 oz. pkg. vegetable cream cheese at room temperature
2/3 lb. Canadian bacon slices, cooked
3 large plum tomatoes, sliced
18-20 spinach leaves
MISSION® is a registered trademark of Gruma Corporation
Gruma Corporation, Irving, TX 75038
Consumer Affairs
P.O. Box 167847
Irving, TX 75016-7847
PROOF OF PURCHASE
MISSION 8CT 20 OZ BURRITO FLOUR TORTILLAS

NO SE REQUIERE COMPRA. COMO [illegible] UN BOLETO PARTICIPANTE: [illegible] dentro de paquetes especialmente marcados de tortillas Mission® empezando el [illegible] un boleto participante gratis (mientras duren los suministros), o para obtener una copia de las Reglas Oficiales envíe un sobre [illegible] pagado con su nombre, dirección (no se aceptan apartados postales) y número telefónico [illegible] incluyendo el área, a: Mission Los Tesoros de México™ (TOM) Game/Rules, Dept. A, 8220 Ambassador Row, Dallas TX 75247. [illegible] Residentes de Vermont [illegible] un sobre auto-dirigido sin franqueo. Todos los pedidos deben ser enviados por separado, con matasellos, fechados a más tardar el 12/06/02 y recibidos [illegible] 12/13/02. Si el boleto participante dice "You Win" (Usted Gana), puede que usted haya ganado el premio indicado (sujeto a verificación). La promoción termina 12/06/02.

NO PURCHASE NECESSARY 1. HOW TO OBTAIN A GAME PIECE: A) [illegible] packages of Mission® Tortillas beginning [illegible] B) To obtain a free game piece (while supplies last) [illegible] a copy of these Official Rules send a self-addressed, stamped envelope with your name, complete address (no P.O. Boxes accepted), and daytime phone number with area code to: Mission Treasures of Mexico™ (TOM) Game/Rules, Dept. A, 8220 Ambassador Row, Dallas, TX 75247. Limit one game piece per envelope with sufficient postage. VT residents may omit return postage. All requests must be mailed separately, postmarked on or before 12/06/02 and received on or before 12/13/02. If game piece reads "You Win" [illegible] won the prize listed (subject to verification). Game ends 12/06/02. 2. PRIZES/ODDS: GRAND PRIZE (10 PRIZES): Each Grand Prize Winner will receive a five-day, four-night trip for four (4) persons to a resort in Mexico, chosen by prize supplier. Trip includes [illegible] trip coach airfare, airport/hotel transfers; hotel accommodations for four (4) persons [illegible] for four (4) nights at a hotel chosen by the prize supplier. Travel must be completed by 1/31/04. Taxes and all other expenses not expressly stated herein are the sole responsibility of the Grand Prize Winners and their guests. Travel and lodging [illegible] at least 30 days prior to planned arrival. Travel and lodging [illegible] subject to availability and the prize supplier's approval. (ARV of each – $3,000, but may vary depending on point of departure, destination and airfare fluctuations; [illegible]. SECOND PRIZE ([illegible] PRIZES): Each 2nd Prize Winner will receive [illegible] (ARV of each – $45; odds of winning 1:8,444). THIRD PRIZE (27,[illegible] PRIZES): Each 3rd Prize Winner will receive a coupon good toward [illegible] of Mission Tortillas (ARV: Up to $2.[illegible]; odds of winning 1:281). Prizes are not redeemable for cash and are not transferable. Sponsor reserves the right to substitute a similar prize of equal or greater value at the Sponsor's sole discretion. Sponsor makes no warranty with respect to any prize. Sponsor and prize supplier not responsible for prize use or utility. 3. HOW TO CLAIM PRIZE: Sign your legal signature in ink on the face of your winning game piece and mail original game piece with a 3" X 5" card including your name, address, daytime phone number with area code, and date of birth in an envelope to: Mission TOM Game/Claim Prize, Dept. B, 8220 Ambassador Row, Dallas TX 75247. Refusal or failure to submit original game piece shall be grounds for disqualification. For 1st and 2nd Prize Winners, original winning game piece must be mailed via CERTIFIED RETURN/RECEIPT MAIL (keep a photocopy). All prize claim requests must be received on or before 1/31/03. Prize Winners will be verified and notified by mail after game ends. Prizes will be delivered within 8-10 weeks of notification. 4. ELIGIBILITY: Game open to individuals, 18 years of age or older, who are legal U.S. residents. Employees and household family members of Gruma Corp. ("Sponsor"), and their advertising, promotion, public relations, prize suppliers and fulfillment agencies, affiliates and vendors involved in this promotion are not eligible. Void where prohibited, taxed or otherwise restricted by law. 5. WINNERS' LIST: For the winners' list, send a self-addressed, stamped envelope to: Mission TOM Game/Winners' List, P.O. Box 720[illegible], Dallas, TX 75372. Requests must be received no later than 2/28/03. 6. LIMITATIONS: Sponsor not responsible for printing errors or inaccurate, forged, lost, late, incomplete, postage-due, illegible, mutilated or misdirected game piece requests. Liability for game pieces containing printing or other errors are limited to replacement with another game piece, while supplies last. Sponsor not responsible to award more than stated number of prizes. Game pieces are null and void and will be rejected if not obtained in accordance with the Official Rules and through legitimate channels; if any part is determined by judging organization to be illegible, altered, forged, reproduced, counterfeited, mutilated or tampered with in any way; and/or if any game piece contains printing, production, typographical, mechanical or other errors. Any attempt to fraud or defraud game pieces in any way will be prosecuted to fullest extent of law. In event of a printing error, or the like, that results in more winning game pieces than available prizes as set forth in Official Rules, a random drawing will be held among those holding such winning game pieces to award correct number of prizes. 7. WINNERS: Each winner is required to prove eligibility. The failure of a potential winner and, if the potential winner is a minor, his or her parent or legal guardian, to execute and return an Affidavit of Eligibility, Release of Liability, or a Publicity Release (except where prohibited by law) within fifteen (15) days from the date of notification, the return of a notification or prize as undeliverable, or any other non-compliance with these Official Rules may result in disqualification at Sponsor's sole discretion. You are not a winner until your submissions are validated. 8. RESERVATIONS: Each entrant, by playing this Game agrees: (1) to be bound by the Official Rules, which are final, binding and conclusive on all matters, and to comply with all applicable federal, state and local laws and regulations; (2) to release Gruma Corporation, Fogarty Klein Monroe, Inc., and each of their parent companies, affiliates, subsidiaries, officers, directors, agents, employees and all others associated with the development and execution of this Game from any and all liability with respect to, or in any way arising from, Game and/or acceptance or use of prizes, including liability for personal injury, death, damages or loss; (3) that all entries become Sponsor's property and will not be returned; (4) to accept delivery of any prize based upon availability; (5) that the acceptance of a prize constitutes the grant of an unconditional right to use winner's name, voice, likeness, photograph, address (city and state), biographical information, prize information and/or statements about the promotion for any publicity advertising and promotion purposes without additional compensation, except where prohibited by law. 9. SPONSOR: Gruma Corporation dba Mission Foods, Irving, TX 75038.

Mission® is a Registered Trademark of Gruma Corporation, Irving, TX.

Resealable Bag

MISSION

www.missionfoods.com

12 NOV 2002
FROM J.J. CRAPO to MS J. ECKERT
MY MONTHLY STATE BOARD OF RETIREMENT CHECK WAS FOR $865.27. MY MONTHLY RENT PAYMENT WAS FOR $1,050 NO cents THE STATE BOARD OF RETIRE-MENT ON SEPT TWENTY-NINTH (29th) 2002 AND ON NUMEROUS OTHER OCCASIONS HAS BEEN INFORMED BY ME OF MY SERIOUS CONCERNS ABOUT THIS. AND DISRUPTIONS THIS SITUATION REPEATEDLY. ON oct ~~SEPT~~ 29, 2002, AND NUMEROUS OTHER OCCASIONS THIS CAUSES AND HAS CAUSED ME -

I SEND A COPY OF THIS to SUFFOLK UNIVERSITY LAW SCHOOL DEAN HON JOHN E. FENTON JR. LLB. LLM. ESQUIRE OR SUCCESSOR AS DEAN OR ACTING DEAN. VIA CERTIFIED MAIL RETURN RCPT REQUESTED DAVID J. SARGENT BUILDING 120 TREMONT STRT BOSTON MA 02108-4977

MORE

12 NOV 2002

one Hundred-two(102)

FROM J.J. CRAPO to MS ECKERT

I SEND VIA CERTIFIED MAIL RETURN RECEIPT REQUESTED COPY OF THIS ~~LETTER~~ LETTER, to AMERICAN INTERNATIONAL GROUP, INC Attn Please Ms KATHLEEN E. SHANNON, ESQ CORPORATION SECRETARY AND TO ~~MR~~ THE McGRAW-HILL COMPANIES. Attn PLEASE MR SCOTT L. BENNETT, ESQUIRE, CORPORATE SECRETARY IN COMPLIANCE WITH THE LAWS, RULES AND REGULATIONS OF THE HON United States (OF AMERICA) SECURITIES AND EXCHANGE COMMISSION ("SEC"). LAWS, RULES, AND REGULATIONS I REC-COMMEND YOU TO OBEY, TOO.

I WRITE IN THE MIDST OF EXCEED-INGLY SERIOUS INCONVENIENT, TROUBLING AND VERY THREATENING CIRCUM-STANCES

IN EVENT YOU HAVE QUESTIONS ~~OR~~ OR OTHER COMMENTS OR STATEMENTS to/OF ME. PLEASE ADDRESS THEM to ME AT MY POST OFFICE BOX ADDRESS WHICH I REPEAT BELOW (P. FOUR)

MORE

#FOUR(D) OF 12 NOV 2002 one Hundred. Two (102)

PAGE FOUR(04) OF FOUR(04) PP
12 NOV 2002
FROM J. J. CRAPO to MS ECKERT

UNITED STATES Post OFFICE
P.O. Box 400151
CAMBRIDGE MA 02140-0002

I AM SENDING VIA ORDINARY MAIL A COPY OF THIS Letter to YOU. ADDITIONALLY

COPY

Sincerely
John J. Crapo, Pro Se
AA. ABE. NON Practicing
LCNSD CERT SCL WRKR
(LCSW). NON LWYR

JJC/JJC

NOV 12 2002

MR JOHN J. CRAPO. PRO SE. NON LWYR.
NON PRACTISING LCSW
PO BOX 400151
CAMBRIDGE MA 02140-0002

VIA CERTIFIED MAIL
MAIL PIECE # 7002 2030
0002 2293 1511
RETURN RCPT REQUESTED

NOV 12th 2002
PAGE ONE(01)
OF ONE(01)
PRINTED ONE(01)
SIDE reverse
SIDE
BLANCO

SUFFOLK UNIVERSITY LAW
SCHOOL OFC OF THE LW
SCH DEAN ATTN please Hon
MR JOHN E. FENTON JR
ESQ., DEAN OR SUCCESSOR
TO MR FENTON AS DEAN OR
ACTNG DEAN
HON DAVID J. SARGENT BLD
120 TREMONT STRT
BOSTON MA

Dear Gentlemen AND Ladies
ENclosed please Find copy my letter
TO MS JANE ECKERT, LICSW OF NOV 12th
2002 WHICH I've Mailed to MS ECKERT via
Certified Mail Return Receipt REQUESTED
("CMRRR") WHICH I CALL TO YOUR ATTEN-
TION.

Sincerely

John J. Crapo. Pro Se

C.C. TO MS JANE ECKERT LICSW
CMRRR
JJC/jjc PLEASE PUT THIS AND
ATTACHMENT WITH MY RECORDS AT
SUFFOLK UNIVERSITY LAW SCHOOL
NOV 12 2002 12:30 PM

#THREE (03) OF ONE HUNDRED-TWO (102)

NOV 12 2002

United States Postal Service
Sorry We Missed You! We Deliver for You

Today's Date: 11/7

Sender's Name:

Item is at: Post Office *(See back)*

Available for Pick-up After — Date: — Time:

We will redeliver or you or your agent can pick up. See reverse.

[X] **If checked, you or your agent must be present at time of delivery to sign for item**

X Letter
__ Large envelope, magazine, catalog, etc.
__ Parcel
__ Restricted Delivery
__ Perishable Item
__ Other:

For Delivery: *(Enter total number of items delivered by service type)*
For Notice Left: *(Check applicable item)*

__ Express Mail *(We will attempt to deliver on the next delivery day unless you instruct the post office to hold it.)*
X Certified
__ Recorded Delivery
__ Firm Bill
__ Registered
__ Insured
__ Return Receipt for Merchandise
__ Delivery Confirmation
__ Signature Confirmation

Article Number(s)
7000 0520 0021 9405 8782

Notice Left Section
Customer Name and Address
John Jennings Crapo
400151

Article Requiring Payment
☐ Postage Due ☐ COD ☐ Customs

Amount Due $

☐ **Final Notice:** Article will be returned to sender on

Delivered By and Date

PS Form **3849**, November 1999 — **Delivery Notice/Reminder/Receipt**

United States Postal Service
Sorry We Missed You! We Deliver for You

Today's Date: 11-6-02

Sender's Name: McGraw-Hill

Item is at: Post Office *(See back)*

Available for Pick-up After — Date: — Time:

We will redeliver or you or your agent can pick up. See reverse.

☐ **If checked, you or your agent must be present at time of delivery to sign for item**

X Letter
__ Large envelope, magazine, catalog, etc.
__ Parcel
__ Restricted Delivery
__ Perishable Item
__ Other:

For Delivery: *(Enter total number of items delivered by service type)*
For Notice Left: *(Check applicable item)*

__ Express Mail *(We will attempt to deliver on the next delivery day unless you instruct the post office to hold it.)*
X Certified
__ Recorded Delivery
__ Firm Bill
__ Registered
__ Insured
__ Return Receipt for Merchandise
__ Delivery Confirmation
__ Signature Confirmation

Article Number(s)
7000 1670 0008 1164 9312

Notice Left Section
Customer Name and Address
John J. Crapo
X400151

Article Requiring Payment
☐ Postage Due ☐ COD ☐ Customs

Amount Due $

☐ **Final Notice:** Article will be returned to sender on

Delivered By and Date

PS Form **3849**, November 1999 — **Delivery Notice/Reminder/Receipt**

JJC/jjc

THREE (03) ~~of~~ B OF one Hundred. Two (102)
NOV 12 2002

We will redeliver OR you or your agent can pick up your mail at the post office. *(Bring this form and proper ID. If your agent will pick up, sign below in item 2, and enter agent's name here):*

1. *a. Check all that apply in section 3;*
b. Sign in section 2 below;
c. Leave this notice where the carrier can see it.

Porter Square Post Office
1953 Mass. Ave.
Cambridge, MA 02140-9998
M-F 7:30AM-5:30PM S 7:30AM-2:00PM
1-800-275-8777

2. Sign Here *to Authorize Redelivery or to Authorize an Agent to Sign for You:*

Delivery Section

3. ☐ Redeliver *(Enter day of week.):*

(Allow at least two delivery days for redelivery, or call your post office to arrange delivery.)

☐ Leave item at my address

(Specify where to leave. Example: "porch", "side door". This option is not available if box is checked on the front requiring your signature at time of delivery.)

☐ Refused ☐ Forward ☐ Return

Signature	X
Printed Name	
Delivery Address	

USPS

PS Form **3849,** November 1999 *(Reverse)*

5240 0036 0718 7120

We will redeliver OR you or your agent can pick up your mail at the post office. *(Bring this form and proper ID. If your agent will pick up, sign below in item 2, and enter agent's name here):*

1. *a. Check all that apply in section 3;*
b. Sign in section 2 below;
c. Leave this notice where the carrier can see it.

Porter Square Post Office
1953 Mass. Ave.
Cambridge, MA 02140-9998
M-F 7:30AM-5:30PM S 7:30AM-2:00PM
1-800-275-8777

2. Sign Here *to Authorize Redelivery or to Authorize an Agent to Sign for You:*

Delivery Section

3. ☐ Redeliver *(Enter day of week.):*

(Allow at least two delivery days for redelivery, or call your post office to arrange delivery.)

☐ Leave item at my address

(Specify where to leave. Example: "porch", "side door". This option is not available if box is checked on the front requiring your signature at time of delivery.)

☐ Refused ☐ Forward ☐ Return

Signature	X
Printed Name	
Delivery Address	X 400151

USPS

PS Form **3849,** November 1999 *(Reverse)*

From JOHN J. CRAPO to
A16
MHP

PAG
FOUR (04) A OF one Hundred, two (102)
NOV 12 2002
FROM J.J. CRAPO, PRO SE


LIMITED
EDITION
TIN


ALTOIDS
THE CURIOUSLY STRONG MINTS
PEPPERMINTS
NET WT

JJC/JJC

FOUR(04) B OF One Hund
FROM JOHN J. CRAPO
NOV 12 2002


ALTOIDS
THE CURIOUSLY STRONG MINTS
PEPPERMINTS
NET WT 1.76 OZ (50g)

JJC/jjc

FOUR(04)C OF 102(one
FROM John J. CRAPO
one Hundred. two

JJC/jjc


Nutrition Facts
Serv Size 3 pcs. (2g)
Servings about 25
Calories 10
Not a significant source of calories from fat, saturated fat, cholesterol, dietary fiber, vitamin A, vitamin C, calcium and iron.
Amount/Serving
% DV*
Total Fat 0g
Cholest 0mg
Sodium 0mg
Total Carb 2g
Sugars 2g
Protein 0g
INGREDIENTS
SUGAR, GUM ARABIC, OIL OF PEPPERMINT, GELATIN, GLUCOSE SYRUP.

NOV 12 2002
FIVE(A) OF one Hundred. Two
From John J. CRAPO. Pro/Ae
(102)

Kinko's (203) 777-5725
55 Church St.
New Haven, CT 06510
John J. Crapo, Pro Ae

QTY/LIST	DISC	PRICE	AMOUNT
49 ES R&W S/S WHITE STD			
0.08	0.00	0.08	3.92
1 MINTS / CANDY SNACKS			
2.79	0.00	2.79	2.79

SUB 6.71 TX 0.24 TOT 6.95
CASH 7.00
CHG 0.05

CW 6 TR 77342 RG 4 11/06/02 17:20
Visit us @ http://www.kinkos.com

JJC JJC

FIVE (5) OF one Hundred. TWO (102)

SALE RECEIPT
Store #6147 tko 11/07/02 09:11:33
Subway Sandwiches & Salads
926 Chapel Street 9:15 AM
New Haven CT 06510
203-497-9324
Trans# 10 Clerk 20 Dwr 1 TRDT 110702
Receipt # 0000117026 Reg-ID REG-MAIN

--- ITEM ---	QTY		PRICE	MEMO	PLU
LG COFFEE	1	$	1.29T		41
COOKIE	1	$	0.39T		11

SUBTOTAL $ 1.68
Sales Tx $ 0.10

TAKE-OUT **TOTAL $ 1.78
Cash AMT TEND $ 2.00

CHANGE DUE$ 0.22
Stamps earned this sale:

Thank you for making Subway
the World's Best Sandwich!

John J. CRAPO
John J. CRAPO, Pro Se

From John J. CRAPO, pro se
NOV 12 2002
JJC/jjc

Kinko's (203) 777-5725
55 Church St.
New Haven, CT 06510
John J CRAPO, Pro Se

QTY/LIST	DISC	PRICE	AMOUNT
1 Supplies/ Stat MISC			
12.95	0.00	12.95	12.95
71 ES B&W S/S WHITE STD			
0.08	0.00	0.08	5.68

SUB 18.63 TX 1.12 TOT 19.75
CASH 20.00
CHG 0.25

CW 26 TR 77374 RG 3 11/07/02 08:09
Visit us @ http://www.kinkos.com

From Mr John J. Crapo, Pro Se

To get to the MHC:
193 Central Avenue, Milton, MA 617-698-1000

Turn right out of the Apthorp Chapel parking lot
At the first set of lights, turn right on to
Reedsdale Avenu (28 North)

At next set of lights, take a slight right on to
Central Avenue

Follow for ½ mile, Milton-Hoosic Club on your
left at 193 Central Avenue

Street parking only, police on duty for traffic
control and street crossings

Nov 12th 2002

JJC/jjc

Six(06) B of one Hundred. two (102)

To get to the MHC:
193 Central Avenue, Milton, MA 617-698-1000

Turn right out of the Apthorp Chapel parking lot
At the first set of lights, turn right on to
Reedsdale Avenu (28 North)

At next set of lights, take a slight right on to
Central Avenue

Follow for ½ mile, Milton-Hoosic Club on your
left at 193 Central Avenue

Street parking only, police on duty for traffic
control and street crossings

For the past year we have been telling people where our wedding reception would be held. As we answered, "the Milton Hoosic Club", eyebrows would raise and the inevitable question would be asked...
"the where? The Hoosic-whats-its Club???" So, for any of you who are wondering **"what the heck is a Hoosic?!?!?"**, please keep reading.

What's A Hoosic?

Centuries before European settlement, the Massachusetts Indians, or "People of the Great Hills" lived and thrived in the nearby Blue Hills and Houghton's Pond area. They settled around a splendid pond and named it "Hoosickwhisick" or, in their language, "beautiful still water". Around the pond, at the base of the Great Blue Hill, the Massachusetts hunted caribou, bear, deer, small mammals, gathered wild berries and nuts, and planted corn and squash.

Fast forward to 1891 and in that year, a family-oriented social club in Milton was established. They built a grand clubhouse with sport facilities for the members' enjoyment. At the same time, another social club was established in the neighboring town of Canton. This club in Canton took the Massachusetts name for the nearby Houghton Pond and was established as the "Hoosic-Whisick" club.

The club in Canton built a state-of-the-art golf facility. The two clubs maintained separate facilities and memberships for many years, although each had discernable lacks: the club in Canton did not have a decent clubhouse, and the Milton club did not have a golf course. In 1946, having thought about it for half a century, the clubs merged and formed the Milton-Hoosic Club. In 1991 the Milton-Hoosic Club celebrated its centennial year.

So, there you have it... a Hoosic is beautiful still water. So the next time you're driving by the Charles River, Lake Ontario or Lake Michigan, you can impress your friends and comment on the "beautiful hoosic".

We look forward to seeing you at 6:00PM over at the Milton Hoosic Club!!!

Directions to the Milton Hoosic Club on reverse

5/4/06) A 10F one hundred two (102)

FROM MR JOHN J. CRAPO. Pro Se
JJC JJC

SEVEN(07) A OF 102 (one Hundred - two)
From John J. CRAPO, Pro Se

QU P43B

.P35D 311404

RESERVATION NUMBER IS 05121B
1/CRAPO/JOHN

TRAIN: 171	DATE	TIME	TYPE/ROOM#/CAR#
LV BOSTON SOU STA	05NOV	750A	1U
AR NEW HAVEN	05NOV	1039A	
TRAIN: 174			
LV NEW HAVEN	07NOV	208P	1U
AR BOSTON SOU STA	07NOV	445P	

31OCT 1404 ATY ACP048
@NNNN

JJC/jjc
NOV 12th 2002

SEVEN(07) B OF ONE HUNDRED TWO (102)
From John J. CRAPO, pro se

JJC/jjc
NOV 12th 2002

EIGHT/08) A Kinko's Inc
NOV 05 2002

Kinko's (203) 777-5725
55 Church St.
New Haven, CT 06510
John J. Crapo Pro Se

QTY/LIST	DISC	PRICE	AMOUNT
23 ES B&W $/S WHITE STD			
0.08	0.00	0.08	1.84
1 Supplies/ Stat MISC			
12.95	0.00	12.95	12.95

SUB 14.79 TX 0.89 TOT 15.68
CASH 20.00
CHG 4.32

CW 34 TR 77207 RG 3 11/05/02 15:30
Visit us @ http://www.kinkos.com

EIGHT ~~four~~ (08) A of One Hundred Two (102)

JOHN J. CRAPO, Pro Se

JJC

Eight (08) ~~#~~ 13 OF
From John J. CRAPO
JJC //i'c

Kinko's (203) 777-5725
55 Church St.
New Haven, CT 06510

John J. Crapo Pro Se

QTY/LIST	DISC	PRICE	AMOUNT
23	ES B&W 8/5 [illegible] STD		
0.08	0.00	0.08	1.84
1	Supplies/ Stat MISC		
12.95	0.00	12.95	12.95

SUB 14.79 TX 0.89 TOT 15.68
CASH 20.00
CHG 4.32

CW 34 TR 77207 RG 3 11/05/02 15:30
Visit us @ http://www.kinkos.com

STORE #00441
900 CHAPEL STREET
NEW HAVEN, CT 6510
(203) 777-0617

Pro Se
John J. CRAPO

REGISTER #1 TRANSACTION #522683
CASHIER #4 9011 11/05/02 11:33AM

1 MIRADO WOODTONE PENCILS 6 1.79 T

1 ITEMS	SUBTOTAL	1.79
	TAX	.11
	TOTAL	1.90
CASH	PAYMENT	2.00
	TENDERED	2.00
	CASH CHANGE	.10

INTERNET REFILLS AT RITEAID.COM
POWERED BY DRUGSTORE.COM
1-800 RITEAID FOR CUSTOMER SERVICE

ON Hundred & Two 11/02
CRAPO NOV 12 2002

NOV 12 2002

NINE(09) OF one Hundred-TWO(102)

By John J. CRAPO, pro se



TAX 83

TEN A OF one Hundred - Two (102)
NOV 12 2002
BY John J. CRAPO, pro se

JJC/jjc



229 GEORGE STREET
NEW HAVEN, CONNECTICUT 06510
1-(203)-498-3100
1-(800)-NHHOTEL
FAX 1-(203)-498-0911

Folio: V7275 Room: 623
Page: 1 / CJH
Arrive: 11/05/02 5:53 PM
Depart: 11/07/02 IN

JOHN CRAPO
POBOX 400151
Cambridge ,MA 02140-0002

ACTIVITY DATE	VOUCHER	DESCRIPTION	CHARGES/CREDITS
11/05/02	CA TWO NIGHTS AND DEPOSIT	Paid-Cash CJH	330.00CR

Regardless of charge instructions, the guest acknowledges the balance due as a personal indebtedness.

SIGNATURE: John J. Crapo, Pro Se

BALANCE DUE 330.00CR

OFFICE OF THE CLERK
UNITED STATES COURT OF APPEALS
FOR THE FIRST CIRCUIT

RICHARD CUSHING DONOVAN
CLERK

JOHN JOSEPH MOAKLEY
UNITED STATES COURTHOUSE
1 COURTHOUSE WAY, SUITE 2500
BOSTON, MA 02210
(617) 748-9057

October 30, 2002

Mr. John J. Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

Dear Mr. Crapo:

This will acknowledge receipt of your letter dated October 21, 2002 and attachments. Because this issue appears to relate entirely to a state matter, we are returning these documents to you without action.

Very truly yours,

Julie Gregg
Julie Gregg
Appeals Attorney

Enclosure

#TWENTY-SIX (26) OF ONE HUNDRED-TWO (102)
BY John J. CRAPO.
Pro Se

JJC/jjc NOV 12
2002



NEW HAVEN HOTEL

229 GEORGE STREET
NEW HAVEN, CONNECTICUT 06510
1-(203)-498-3[illegible]00
1-(800)-NNHOTEL
FAX 1-(203)-49[illegible]-0911

Folio: V7275 Room: 623
Page: 1 / CJH
Arrive: 11/05/02 5:53 PM
Depart: 11/07/02 IN

JOHN CRAPO
POBOX 400151
Cambridge ,MA 02140-0002

ACTIVITY DATE	VOUCHER	DESCRIPTION	CHARGES/CREDITS

NEW HAVEN HOTEL

BALANCE DUE

TEN B ~~OF~~ OF ON Hundred-TWO (102)
NOV 12 2002
BY John J. CRAPO.
Pro Se
JJC/jjc


NEW HAVEN HOTEL
229 GEORGE STREET
NEW HAVEN, CONNECTICUT 06510
1-(203)-498-3100
1-(800)-NHHOTEL
FAX 1-(203)-498-0911

Folio: V7275 Room: 623
Page: 1 / RAF
Arrive: 11/05/02 5:53 PM
Depart: 11/07/02 CO 10:47 AM

JOHN/CRAPO
POBOX 400151
Cambridge ,MA 02140-0002

ACTIVITY DATE	VOUCHER	DESCRIPTION	CHARGES/CREDITS
11/05/02	CA TWO NIGHTS AND DEPOSIT	T Pd cash	330.00
11/05/02	R1 623	Rooms	125.00
11/05/02	LT 623	Lodging Tax	15.00
11/06/02	R1 623	Rooms	125.00
11/06/02	LT 623	Lodging	15.00
11/07/02	RF	Refund Crapo DAMANGE DEPOSIT	50.00

BALANCE DUE

Regardless of charge instructions, the guest acknowledges the balance due as a personal indebtedness.

SIGNATURE John Jennings Crapo

ELEVEN (11) A New Haven Hotel
~~B. Airport Copy~~

from J. J. CRAPO
NOV 12 2002

on Hund-
RED-
TWO (102)

JJC/jjc

ELEVEN (11) B of one Hund- red- two (102)
From J. J. CRAPO
NOV. 12 2002
JJC/jjc

NEW HAVEN HOTEL

229 GEORGE STREET
NEW HAVEN, CONNECTICUT 06510
1-(203)-498-3100
1-(800)-NHHOTEL
FAX 1-(203)-498-0911

Folio: V727[illegible] Room: 623
Page: 1 / RAF
Arrive: 11/05/02 5:53 PM
Depart: 11/07/02 ~~11:47~~ 10:47 AM

JOHN CRAPO
POBOX 400151
Cambridge MA 02140-0002

ACTIVITY DATE	VOUCHER	DESCRIPTION		CHARGES/CREDITS
11/05/02	CA TWO NIGHTS AND DEPOSIT	Paid-Cash	CSH	330.00CR
11/05/02	RI 623	Rooms - Transient	N/A	125.00
11/05/02	LT 623	Lodging Tax	N/A	15.00
11/06/02	RI 623	Rooms - Transient	N/A	125.00
11/06/02	LT 623	Lodging Tax	N/A	15.00
11/07/02	RF	Refund Credit DAMANGE DEPOSIT	RAF	50.00

card I gave back too that has #623 on it.

BALANCE DUE .00

Regardless of charge instructions, the guest acknowledges the balance due as a personal indebtedness.

John Jennings Crapo Pro Se
SIGNATURE

Twelve (12) OF One Hundred Two (102)

NOV 12 2002

NEW HAVEN
FREE
PUBLIC
LIBRARY

John J. CRAPO
PRO SE

ACCT # 62
4X .10
PHT COPY .40
4 ITEMS
TOTAL .40
CASH .40
CHANGE .00

000002 0492
11- 5- 2 1:00PM
1:43PM

Au Bon Pain
South Station

Office Catering Specialists 800-765-4227

STORE #511

QUESTIONS - CONCERNS?
Visit us at our web site:
www.aubonpain.com

John J. CRAPO, Pro Se

Ticket #53
2002-11-05 6:53 AM
511 3 12 53

Cheese Danish 1.49
Ritazza 1.39

FOR HERE 2.88
Tax .14
Amount Due $3.02

CASH $20.05
Change $17.03

Au Bon Pain
One Broadway

Office Catering Specialists 800-765-4227

STORE #135

QUESTIONS - CONCERNS?
Visit us at our web site:
www.aubonpain.com

John J. CRAPO, Pro Se

Ticket #17 3:04 PM
2002-11-06
135 3 1 17

*** Order was Modified ***
*** After Total ***

Salmon Salad 6.99
Poland Springs 16 oz 1.39

FOR HERE 8.38
Tax .50
Amount Due $8.88

CASH $10.00
Change $1.12

NOV 06 2002

(203) 785-0104

COLLEGE CONVENIENCE
&
DELI

J.J. CRAPO
Pro Se

258 College St.
New Haven, CT 06510

From John J CRAPO, Pro Se

JJC/jjc

thirteen (13) OF one Hundred-Two (102)

NOV 12 2002

NEW HAVEN
FREE
PUBLIC
LIBRARY

John J. CRAPO
PRO SE

TOTAL	.40
CASH	.40
CHANGE	.00

1:43 PM

Au Bon Pain
South Station

Office Catering Specialists 800-765-4227

STORE #511

QUESTIONS - CONCERNS?
Visit us at our web site:
www.aubonpain.com

John J. CRAPO, Pro Se

Ticket #53

2002-11-05 6:53 AM

511 3 12 53

Cheese Danish	1.49
Ritazza	1.39
	2.88
FOR HERE	
Tax	.14
Amount Due	$3.02
CASH	$20.05
Change	$17.03

Au Bon Pain
One Broadway

Office Catering Specialists 800-765-4227

STORE #135

QUESTIONS - CONCERNS?
Visit us at our web site:
www.aubonpain.com

John J. CRAPO, Pro Se

Ticket #17

2002-11-06 3:04 PM

135 3 11 17

*** Order was Modified ***
*** After Total ***

Salmon Salad	6.99
Poland Springs 16 oz	1.39
	8.38
FOR HERE	
Tax	.50
Amount Due	$8.88
$10 CASH	$10.00
Change	$1.12

NOV 06 2002

(203) 785-0104

COLLEGE CONVENIENCE
J.J. CRAPO & Pro Se DELI

258 College St.
New Haven, CT 06510

BY John J. CRAPO

JJC/jjc

~~my totals~~ OF
Fourteen (14) ~~OF~~-OF OF
~~one~~ Hundred-TWO (102)
NOV 12 2002

THANK YOU FOR CHOOSING
DUNKIN DONUTS!
AT PORTER SQUARE
John J. Crapo, Pro Se
11/07/02 000003
#0264 7:20PM SERV.0030003

SM HOT COFFEE	$1.19
	1/ $0.99
1 FANCY	$0.99
MDSE ST	$2.18
	-10.00%
SEN DISC	-0.22
MDSE ST	$1.96
TAX1	$0.11
CASH	$2.07

Dunkin Donuts
Union Station
11/07/02 000001
#0010 1:45AM SERV.0010001
John J. Crapo, Pro Se

EGG-BAC-CHZ	$2.82
MDSE ST	$2.82
TAX	$0.17
ITEMS	10
***TOTAL	$2.99
CASH	$3.00
CHANGE	$0.01

1:35 PM

THANK YOU FOR CHOOSING
DUNKIN DONUTS!
AT PORTER SQUARE
John J. Crapo, Pro Se
11/07/02 000003
#0246 6:54PM SERV.0030003
5:43pm

	1/ $0.99
1 FANCY	$0.99
LG WATER	$1.29
MDSE ST	$2.28
	-10.00%
SEN DISC	-0.23
MDSE ST	$2.05
TAX1	$0.11
***TOTAL	$2.16
CASH	$3.00
CHANGE	$0.84

CVS PHARMACY
35 WHITE ST, CAMBRIDGE, MA
PHARMACY: 876-5519 STORE: 876-4037
John J. Crapo, Pro Se
REG#07 TRAN#1155 CSHR#264563 STR#717

1 FQ 6" JNT PLI 0210	5.59T
SUBTOTAL	5.59
MA 5.0% TAX	.28
TOTAL	5.87
CASH	6.00
CHANGE	.13

GET YOUR CVS EXTRACARE CARD

THANK YOU. SHOP ANYTIME AT CVS.COM!
NOVEMBER 7, 2002 6:55 PM

RETURNS WITH RECEIPT THRU 01/06/03

BY John J.
CRAPO, Pro Se
JJC/jjc

#Fifteen(15)of one Hundred. Two(102)

STORE #0351
60 WHALLEY AVE
NEW HAVEN, CT 0651
(203) 562-7702

John J. Crapo, Pro Se

REGISTER #4 TRANSACTION #159261
CASHIER #35139355 11/08/02 2:34PM

1 EA ALKALINE AA 8PK	5.99 T
1 QTY ANALOG ALM CLK 27001	7.99 T
1 PCKT MAX FLSH 35CAM 27	14.99 T
1 PCKT MAX FLSH 35CAM 27	14.99 T
4 ITEMS SUBTOTAL	43.96
TAX	2.64
	46.60
CASH PAYMENT	60.00
TENDERED	60.00
CASH CHANGE	13.40

INTERNET REFILLS AT RITEAID.COM
POWERED BY DRUGSTORE.COM
1-800-RITEAID FOR CUSTOMER SERVICE

RiteAid

UNION NEWS of New Haven

DATE 11.07.'02 THU
1:07 PM

NEWSPAPER	$1.00
TOTAL	$1.00
CASH	$1.00

CLERK 1 NO.558276
TIME 14:04 0000

J. CRAPO, PRO SE

Copper Kitchen Restaurant
1008 Chapel St
JOHN J. CRAPO, Pro se

00-06-00 MC #:0000

DEPT 1	*4.50
TOTAL	*4.50
AMOUNT	*5.00
CHANGE	*0.50

New Haven
PM 5-49 0026
NOV 07 2002

by John J. Crapo, Pro se

NOV 12 2002 JJC/jjc

#SIXTEEN (16) OF ON HUND-
RED TWO (102)

Nov 12 2002
By John J. CRAPO. Pro Se
JJC///c

Riders AMTRAK Baggage

1
Name of Passenger
CRAPO/JOHN

From
NEW HAVEN, CT
To
BOSTON SOU STA, MA
Carrier Train Date
2V

Accom Space/Car
U UNRESERVED
Form of Payment
CA CASH
Rail Fare $40.80
Fare Plans
Accom Charge $.00
Total $40.80

YOTC
Ticket Number No. of
3044133278122 01 01
Date of Issue Reservation #
31OCT02 5121B
PASSENGER RECEIPT

Riders AMTRAK Baggage

1
Name of Passenger
CRAP /JOHN

From
BOSTON SOU STA, MA
To
NEW HAVEN, CT
Carrier Train Date
2V

Accom Space/Car
U UNRESERVED
Form of Payment
CA CASH
Rail Fare $40.80
Fare Plans
Accom Charge $.00
Total $40.80

YOTC
Ticket Number No. of
3044133278114 01 01
Date of Issue Reservation #
31OCT02 5121B
PASSENGER RECEIPT

EXHIBITS
PART TWO(02)
FIFTY-TWO (52
PRINTED ONE SIDE REVERSE
SIDE BLANCO
NOVEMBER TWELTH (12TH)
CALENDER YEAR TWO-THOUS-
AND TWO (2002)
BY
JOHN JENNINGS CRAPO.
PRO SE, STOCKHOLDER
TO AMERICAN INTERNATION-
AL GROUP, INC AND
TO
McGRAW-HILL COMPANIES
JJC|JJC NOV
13TH 2002
4:30 P.M.

Thirty-two (32) of one Hundred-two (102)
NOV 12 2002


Find the golden tortilla and WIN!
MISSION
¡Encuentre la tortilla dorada y GANE!

BY JOHN J. CRAPO, Pro Se
JJC/jjc


DISCOVER
The Treasures of
MEXICO
Los Tesoros de México
MISSION

Client Statement
Through The Courtesy Of:

Securities Account

Advest
Serving Investors Since 1898

A member of The MONY Group.

For The Period
March 1 - March 31, 2002

JOHN JENNINGS CRAPO

Account Number:
WBG-035409-B1

Portfolio Detail

	SYMBOL	QUANTITY	CURRENT PRICE	CURRENT VALUE	ESTIMATED ACCRUED INTEREST	ESTIMATED ANNUALIZED INCOME	CURRENT YIELD	COMMENTS
Equities-98.7% of Portfolio								
AMERICAN INTERNATIONAL GROUP INC	AIG	294	72.140 **	$21,209.16		$49	.23%	
CLOROX CO	CLX	30	43.630 **	$1,308.90		$25	1.91%	
FOX ENTERTAINMENT GROUP INC CLASS A	FOX	75	23.650 **	$1,773.75				
GENERAL ELECTRIC CO	GE	30	37.450 **	$1,123.50		$22	1.96%	
IDACORP INC	IDA	31	40.500 **	$1,255.50		$58	4.62%	
LEHMAN BROTHERS HOLDINGS INC	LEH	60	64.640 **	$3,878.40		$22	.57%	
MAC GRAY CORP	TUC	500	3.500	$1,750.00				
MONY GROUP INC	MNY	5	40.320 **	$201.60		$2	.99%	
SARA LEE CORP	SLE	25	20.760 **	$519.00		$15	2.89%	
TOTAL PRICED SECURITIES VALUE				**$33,019.81**		**$193**		
Money Market Funds-1.3% of Portfolio								
BOSTON ADVISOR MONEY MARKET CASH RESERVES FUND CLASS 1		450.770	1.000	$450.77		$4	.99%	7-Day Yield
TOTAL MONEY MARKET FUNDS				**$450.77**		**$4**		

Account Activity

	DATE	TRANSACTION	QUANTITY	PRICE/COMMENTS	AMOUNT DEBITED	AMOUNT CREDITED
Securities Purchases & Sales						
IDACORP INC AO 02/26	03/07	Purchased	31	38.05	$1,183.50	
Total Amount Debited for Securities Purchased					**$1,183.50**	
Total Amount Credited for Securities Sold						
Net Amount for Securities Transactions					**$1,183.50**	
Income and Distributions						
DIV ON 294 AM INTL GROUP INC	03/15	Dividend		Income		$12.35

Wexford Clearing Services Corporation

NT54BUAA-WBG-002234
WBG-03540

Thirty-three (33) of A of One Hundred-Two (102) By John J. Crapo, Pro Se Nov Twelfth (12th) 2002
JJC/jjc

thirty-three (33) B of one Hundred. TWO (102)

Client Statement
Through The Courtesy Of:

Securities Account

Advest

Serving Investors Since 1898

A member of The MONY Group.

For The Period:
April 1 - April 30, 2002 — JOHN JENNINGS CRAPO — Account Number: WBG-035409-B1

Portfolio Detail

	SYMBOL	QUANTITY	CURRENT PRICE		CURRENT VALUE	ESTIMATED ACCRUED INTEREST	ESTIMATED ANNUALIZED INCOME	CURRENT YIELD	COMMENTS
Equities-98.6% of Portfolio									
AMERICAN INTERNATIONAL GROUP INC	AIG	294	69.120	**	$20,321.28		$49	.24%	
CLOROX CO	CLX	30	44.250	**	$1,327.50		$25	1.88%	
FOX ENTERTAINMENT GROUP INC CLASS A	FOX	75	23.600	**	$1,770.00				
GENERAL ELECTRIC CO	GE	30	31.550	**	$946.50		$22	2.32%	
IDACORP INC	IDA	31	37.640	**	$1,173.04		$58	4.94%	
LEHMAN BROTHERS HOLDINGS INC	LEH	60	59.000	**	$3,540.00		$22	.62%	
MAC GRAY CORP	TUC	500	3.550		$1,775.00				
MONY GROUP INC	MNY	5	39.000	**	$195.00		$2	1.03%	
SARA LEE CORP	SLE	25	21.180	**	$529.50		$15	2.83%	
TOTAL PRICED SECURITIES VALUE					$31,677.82		$193		
Money Market Funds-1.4% of Portfolio									
BOSTON ADVISOR MONEY MARKET CASH RESERVES FUND CLASS 1		457.110	1.000		$457.11		$5	.99%	7-Day Yield
TOTAL MONEY MARKET FUNDS					$457.11		$5		

Account Activity

	DATE	TRANSACTION	QUANTITY	PRICE/COMMENTS	AMOUNT DEBITED	AMOUNT CREDITED
Income and Distributions						
DIV ON 25 SARA LEE CORP	04/01	Dividend		Income		$3.75
BOSTON ADV CL I DIV REINV 03/18 - 04/15	04/16	Money Fund Dividend		For Reinvestment		$.33
DIV ON 30 GENERAL ELECTRIC CO	04/25	Dividend		Income		$5.40
BOSTON ADV CL I DIV REINV DIV ADJUST	04/29	Money Fund Dividend		For Reinvestment		$.02
Miscellaneous						
FEDERAL TAX WITHHELD ON DIVIDEND DIV ON 25 SARA LEE CORP	04/01	Debit			$1.13	

Wexford Clearing Services Corporation

NT84RUAA-WBG-001780 WBG-03540

John J. CRAPO, Pro Se
NOV. 12th 2002

JJC/jjc

Client Statement
Through The Courtesy Of:

Securities Account

Advest
Serving Investors Since 1898

A member of The MONY Group.

For The Period:
June 1 - June 30, 2002

JOHN JENNINGS CRAPO

Account Number:
WBG-035409-B1

Portfolio Detail

	SYMBOL	QUANTITY	CURRENT PRICE		CURRENT VALUE	ESTIMATED ACCRUED INTEREST	ESTIMATED ANNUALIZED INCOME	CURRENT YIELD	COMMENTS
Equities-98.5% of Portfolio									
AMERICAN INTERNATIONAL GROUP INC	AIG	294	68.230	**	$20,059.62		$55	.27%	
CLOROX CO	CLX	30	41.350	**	$1,240.50		$25	2.02%	
FOX ENTERTAINMENT GROUP INC CLASS A	FOX	75	21.750	**	$1,631.25				
GENERAL ELECTRIC CO	GE	30	29.050	**	$871.50		$22	2.52%	
IDACORP INC	IDA	31	27.700	**	$858.70		$58	6.75%	
LEHMAN BROTHERS HOLDINGS INC	LEH	60	62.520	**	$3,751.20		$22	.59%	
MAC GRAY CORP	TUC	500	3.400		$1,700.00				
MONY GROUP INC	MNY	5	34.010	**	$170.05		$2	1.18%	
SARA LEE CORP	SLE	25	20.640	**	$516.00		$15	2.91%	
TOTAL PRICED SECURITIES VALUE					**$30,798.82**		**$199**		
Money Market Funds-1.5% of Portfolio									
BOSTON ADVISOR MONEY MARKET CASH RESERVES FUND CLASS 1		484.820	1.000		$484.82		$5	1.00%	7-Day Yield
TOTAL MONEY MARKET FUNDS					**$484.82**		**$5**		

Account Activity

	DATE	TRANSACTION	QUANTITY	PRICE/COMMENTS	AMOUNT DEBITED	AMOUNT CREDITED
Income and Distributions						
DIV ON 294 AM INTL GROUP INC	06/14	Dividend		Income		$12.35
BOSTON ADV CL I DIV REINV 05/16 - 06/16	06/17	Money Fund Dividend		For Reinvestment		$.37
Miscellaneous						
FEDERAL TAX WITHHELD ON DIVIDEND DIV ON 294 AM INTL GROUP INC	06/14	Debit			$3.71	
FEDERAL TAX WITHHELD ON DIVIDEND BOSTON ADV CL 1 DIV REINV 05/16 - 06/16	06/17	Debit			$.11	

NTM4UAA-WBG-007005
WBG-03540

Wexford Clearing Services Corporation

JOHN J. CRAPO, Pro Se
NOV 12th 2002
thirty three (33) C of
one Hundred - two (102)
JJC/JJC

thirty-three (33) D OF one HUNDRED-TWO (102)

Fidelity Investments

Investment Report

June 1, 2002 - June 30, 2002

Brokerage 201-859338 JOHN J CRAPO - TRADITIONAL IRA - FIDELITY MANAGEMENT TRUST CO - CUSTODIAN

Holdings (Symbol) as of June 30, 2002	Performance June 30, 2002	Quantity June 30, 2002	Price per Unit June 30, 2002	Total Value June 1, 2002	Total Value June 30, 2002
THERMO ELECTRON CORP (TMO)		10.0000	16.50000	183.60	165.00
VIASYS HEALTHCARE INC COM NEW (VAS)		1.0000	17.45000	20.43	17.45
WYNDHAM INTL CL A (WYN)		100.0000	1.16000	115.00	116.00
Mutual Funds 43% of holdings					
FIDELITY INDEPENDENCE (FDFFX)		505.6750	14.26000	8,353.75	7,210.93
Core Account 5% of holdings					
FIDELITY CASH RESERVES (FDRXX)	*7-day yield: 1.61%*	781.2900	1.00000	765.26	781.29
Total Market Value					$16,965.96

All positions held in cash account unless indicated otherwise.

Transaction Details (for holdings with activity this period)

Core Account *- Fidelity Cash Reserves*

Description	Amount	Balance	Description	Amount	Balance
Beginning		$765.26	Income	15.00	
Investment Activity			Subtotal of Investment Activity	$16.03	
Core account income	$1.03		Ending		$781.29

Investment Activity

Settlement Date	Security	Description	Quantity	Price per Unit	Transaction Amount
6/03	ARCHER DANIELS MIDLAND	Dividend received	•		$1.80
6/12	MCGRAW-HILL COS INC FORMERLY MCGRAW-HILL INC	Dividend received			10.20
6/17	PHILLIPS VAN HEUSEN	Dividend received			3.00
6/28	FIDELITY CASH RESERVES	Dividend received			1.03

NOV 12 2002 (Tuesday)
John J. CRAPO, Pro Se
JJC/jjc

Fidelity Investments

Investment Report

August 1, 2002 - August 31, 2002

Online	Fidelity.com
FAST(sm)-Automated Telephone	800-544-5555
Customer Service	800-544-6666

ENV# 335038883

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

Fidelity Traditional IRA 201-859338

JOHN J CRAPO - TRADITIONAL IRA - FIDELITY MANAGEMENT TRUST CO - CUSTODIAN

Account Summary

Beginning value as of Aug 1	$15,757.42
Change in investment value	393.98
Ending value as of Aug 31	**$16,151.40**
Your commission schedule	Bronze
Account eligible trades from Sep 2001 - Aug 2002	3

Income Summary

	This Period	Year to Date
Tax-deferred	$2.38	$59.34

Holdings (Symbol) as of August 31, 2002

Holdings	Performance August 31, 2002	Quantity August 31, 2002	Price per Unit August 31, 2002	Total Value August 1, 2002	Total Value August 31, 2002
Stocks *45% of holdings*					
ARCHER DANIELS MIDLAND (ADM)		36.0000	$12.19000	$421.20	$438.84
INTERSTATE HOTELS & RESORTS INC (IHR)		2.0000	3.91000		7.82
MAC-GRAY CORP (TUC)		200.0000	3.19000	612.00	638.00
MCGRAW-HILL COS INC FORMERLY MCGRAW-HILL INC (MHP)		40.0000	63.41000	2,502.00	2,536.40
PFIZER INC (PFE)		50.0000	33.08000	1,617.50	1,654.00
PHILIP MORRIS COS (MO)		5.0000	50.00000	230.25	250.00
PHILLIPS VAN HEUSEN (PVH)		80.0000	12.50000	944.00	1,000.00
STARWOOD HOTELS & RESORTS WORLDWIDE INC (HOT)		17.0000	25.78000	436.90	438.26
THERMO ELECTRON CORP (TMO)		10.0000	17.78000	169.80	177.80

JOHN J. CRAPO, pro se
NOV 12th 2002
Thirty-three (33) E of One Hundred-
TWO (102)
JJC/jjc

Fidelity Investments

2001 Investment Report

January 1, 2001 - December 31, 2001

Brokerage 201-859338 JOHN J CRAPO - TRADITIONAL IRA - FIDELITY MANAGEMENT TRUST CO - CUSTODIAN

Holdings (Symbol) as of 12/31	% of Holdings	Performance December 31, 2001	Quantity	Price per Unit	Total Value
Stocks					
ARCHER DANIELS MIDLAND (ADM)	3%		36.00000	$14.3500	$516.60
INTERSTATE HOTELS CORP (IHCO)	0%		3.00000	1.4200	4.26
MAC-GRAY CORP (TUC)	3%		200.00000	2.8100	562.00
MCGRAW-HILL COS INC FORMERLY MCGRAW-HILL INC (MHP)	14%		40.00000	60.9800	2,439.20
MONY GROUP INC (MNY)	8%		40.00000	34.5700	1,382.80
PHILIP MORRIS COS (MO)	1%		5.00000	45.8500	229.25
PHILLIPS VAN HEUSEN (PVH)	5%		80.00000	10.9000	872.00
STARWOOD HOTELS & RESORTS WORLDWIDE INC (HOT)	3%		17.00000	29.8500	507.45
THERMO ELECTRON CORP (TMO)	1%		10.00000	23.8600	238.60
VIASYS HEALTHCARE INC COM NEW (VAS)	0%		1.00000	20.2100	20.21
WASHINGTON POST CO CL B (WPO)	12%		4.00000	530.0000	2,120.00
WYNDHAM INTL CL A (WYN)	0%		100.00000	0.5600	56.00
Stock Funds					
FIDELITY INDEPENDENCE (FDFFX)	47%		505.67500	15.7700	7,974.49
Core Account					
FIDELITY CASH RESERVES (FDRXX)	1%	*7-day yield: 1.96%*	177.86000	1.0000	177.86
Total Market Value as of December 31, 2001					$17,100.72

All positions held in cash account unless indicated otherwise

Thirty-three (33) F OF ONE HUNDRED TWO (102)
John J. CRAPO, pro se
NOV TWelfth (12th) 2002
JJC / jjc

Fidelity Investments

Investment Report

November 1, 2001 - November 30, 2001

Online	Fidelity.com
FAST(sm)-Automated Telephone	800-544-5555
Customer Service	800-544-6666

ENV# 335036661

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

Brokerage 201-859338 JOHN J CRAPO - TRADITIONAL IRA - FIDELITY MANAGEMENT TRUST CO - CUSTODIAN

Account Summary

Beginning value as of Nov 1	$15,510.85
Change in investment value	1,183.27
Ending value as of Nov 30	**$16,694.12**
Your commission schedule	Bronze
Account eligible trades from Dec 2000 - Nov 2001	1

Income Summary

	This Period	Year to Date
Tax-deferred	$5.97	$124.04

Holdings (Symbol) as of November 30, 2001	Performance November 30, 2001	Quantity November 30, 2001	Price per Unit November 30, 2001	Total Value November 1, 2001	Total Value November 30, 2001
Stocks *52% of holdings*					
ARCHER DANIELS MIDLAND (ADM)		36.0000	$15.39000	$501.48	$554.04
INTERSTATE HOTELS CORP (IHCO)		3.0000	1.59000	3.99	4.77
MAC-GRAY CORP (TUC)		200.0000	3.04000	600.00	608.00
MCGRAW-HILL COS INC FORMERLY MCGRAW-HILL INC (MHP)		40.0000	56.50000	2,103.20	2,260.00
MONY GROUP INC (MNY)		40.0000	31.32000	1,206.80	1,252.80
PHILIP MORRIS COS (MO)		5.0000	47.17000	234.00	235.85
PHILLIPS VAN HEUSEN (PVH)		80.0000	11.00000	683.20	880.00
STARWOOD HOTELS & RESORTS WORLDWIDE INC (HOT)		17.0000	27.14000	374.68	461.38
THERMO ELECTRON CORP (TMO)		10.0000	21.70000	211.40	217.00

Thirty-three (33) G of One Hundred-TWO (102)
NOV 12th 2002
John J. CRAPO, Pro Se
JJC/jjc

Fidelity Investments

Investment Report

January 1, 2002 - January 31, 2002

Online	Fidelity.com
FAST(sm)-Automated Telephone	800-544-5555
Customer Service	800-544-6666

ENV# 33503724E

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

Brokerage 201-859338 JOHN J CRAPO - TRADITIONAL IRA - FIDELITY MANAGEMENT TRUST CO - CUSTODIAN

Account Summary

Beginning value as of Jan 1	$17,100.72
Change in investment value	644.21
Ending value as of Jan 31	$17,744.93
Your commission schedule	Bronze
Account eligible trades from Feb 2001 - Jan 2002	1

Income Summary

	This Period	Year to Date
Tax-deferred	$6.60	$6.60

Holdings (Symbol) as of January 31, 2002	Performance January 31, 2002	Quantity January 31, 2002	Price per Unit January 31, 2002	Total Value January 1, 2002	Total Value January 31, 2002
Stocks ***53% of holdings***					
ARCHER DANIELS MIDLAND (ADM)		36.0000	$13.94000	$516.60	$501.84
INTERSTATE HOTELS CORP (IHCO)		3.0000	2.00000	4.26	6.00
MAC-GRAY CORP (TUC)		200.0000	2.70000	562.00	540.00
MCGRAW-HILL COS INC FORMERLY MCGRAW-HILL INC (MHP)		40.0000	64.08000	2,439.20	2,563.20
MONY GROUP INC (MNY)		40.0000	35.78000	1,382.80	1,431.20
PHILIP MORRIS COS (MO)		5.0000	50.11000	229.25	250.55
PHILLIPS VAN HEUSEN (PVH)		80.0000	12.30000	872.00	984.00
STARWOOD HOTELS & RESORTS WORLDWIDE INC (HOT)		17.0000	34.25000	507.45	582.25
THERMO ELECTRON CORP (TMO)		10.0000	21.96000	238.60	219.60

0001 020131 0001 33503724E 01 18 000

Thirty-three (33) # of one Hundred. TWO (102)
NOV 12 2002
John J. Crapo, Pro Se
JJC/jjc



Investment Report

January 1, 2002 - January 31, 2002

Online	Fidelity.com
FAST(sm)-Automated Telephone	800-544-5555
Customer Service	800-544-6666

ENV# 335037246

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

Brokerage 201-859338 JOHN J CRAPO - TRADITIONAL IRA - FIDELITY MANAGEMENT TRUST CO - CUSTODIAN

Account Summary

Beginning value as of Jan 1	$17,100.72
Change in investment value	644.21
Ending value as of Jan 31	**$17,744.93**
Your commission schedule	Bronze
Account eligible trades from Feb 2001 - Jan 2002	1

Income Summary

	This Period	Year to Date
Tax-deferred	$6.60	$6.60

Holdings (Symbol) as of January 31, 2002

Holdings	Performance January 31, 2002	Quantity January 31, 2002	Price per Unit January 31, 2002	Total Value January 1, 2002	Total Value January 31, 2002
Stocks *53% of holdings*					
ARCHER DANIELS MIDLAND (ADM)		36.0000	$13.94000	$516.60	$501.84
INTERSTATE HOTELS CORP (IHCO)		3.0000	2.00000	4.26	6.00
MAC-GRAY CORP (TUC)		200.0000	2.70000	562.00	540.00
MCGRAW-HILL COS INC FORMERLY MCGRAW-HILL INC (MHP)		40.0000	64.08000	2,439.20	2,563.20
MONY GROUP INC (MNY)		40.0000	35.78000	1,382.80	1,431.20
PHILIP MORRIS COS (MO)		5.0000	50.11000	229.25	250.55
PHILLIPS VAN HEUSEN (PVH)		80.0000	12.30000	872.00	984.00
STARWOOD HOTELS & RESORTS WORLDWIDE INC (HOT)		17.0000	34.25000	507.45	582.25
THERMO ELECTRON CORP (TMO)		10.0000	21.96000	238.60	219.60

John J. CRAPO, Pro se
NOV 12 2002
Thirty Three (33) I OF One Hund-
RED-TWO (102)
JJC/jjc

Client Statement

Through The Courtesy Of

Securities Account

Advest
Serving Investors Since 1898

A member of The MONY Group.

For The Period:
January 1 - January 31, 2002

JOHN JENNINGS CRAPO

Account Number:
WBG-035409-B1

Portfolio Detail

	SYMBOL	QUANTITY	CURRENT PRICE	CURRENT VALUE	ESTIMATED ACCRUED INTEREST	ESTIMATED ANNUALIZED INCOME	CURRENT YIELD	COMMENTS
Equities-98.7% of Portfolio								
AMERICAN INTERNATIONAL GROUP INC	AIG	294	74.150 **	$21,800.10		$49	.22%	
CLOROX CO	CLX	30	40.780 **	$1,223.40		$25	2.04%	
FOX ENTERTAINMENT GROUP INC CLASS A	FOX	75	21.050 **	$1,578.75				
GENERAL ELECTRIC CO	GE	30	37.150 **	$1,114.50		$22	1.97%	
LEHMAN BROTHERS HOLDINGS INC	LEH	60	64.770 **	$3,886.20		$22	.57%	
MAC GRAY CORP	TUC	500	2.700	$1,350.00				
MONY GROUP INC	MNY	5	35.780 **	$178.90		$2	1.12%	
SARA LEE CORP	SLE	25	21.150 **	$528.75		$15	2.84%	
TOTAL PRICED SECURITIES VALUE				**$31,660.60**		**$135**		
Money Market Funds-1.3% of Portfolio								
BOSTON ADVISOR MONEY MARKET CASH RESERVES FUND CLASS 1		417.020	1.000	$417.02		$5	1.13%	7-Day Yield
TOTAL MONEY MARKET FUNDS				**$417.02**		**$5**		

Account Activity

	DATE	TRANSACTION	QUANTITY	PRICE/COMMENTS	AMOUNT DEBITED	AMOUNT CREDITED
Miscellaneous						
AMERICAN INTERNATIONAL GROUP INC RECEIVE FROM 320-14430	01/22	Received	294			
BOSTON ADVISOR MONEY MARKET CASH RESERVES FUND CLASS 1 RECEIVE FROM 320-14430	01/22	Received	108.020			
CLOROX CO RECEIVE FROM 320-14430	01/22	Received	30			
FOX ENTERTAINMENT GROUP INC CLASS A RECEIVE FROM 320-14430	01/22	Received	75			
GENERAL ELECTRIC CO RECEIVE FROM 320-14430	01/22	Received	30			

thirty-three ~~(33)~~ (33) J OK one hundred-two (102)
NOV 12 2002
John J. Crapo, Pro Se
JJC/jjc

Fidelity Investments

Investment Report

February 1, 2002 - February 28, 2002

Online	Fidelity.com
FAST(sm)-Automated Telephone	800-544-5555
Customer Service	800-544-6666

ENV# 335041132

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

Brokerage 201-859338 JOHN J CRAPO - TRADITIONAL IRA - FIDELITY MANAGEMENT TRUST CO - CUSTODIAN

Account Summary

Beginning value as of Feb 1	$17,744.93
Change in investment value	432.48
Ending value as of Feb 28	$18,177.41
Your commission schedule	Bronze
Account eligible trades from Mar 2001 - Feb 2002	0

Income Summary

	This Period	Year to Date
Tax-deferred	$5.86	$12.46

Holdings (Symbol) as of February 28, 2002

	Performance February 28, 2002	Quantity February 28, 2002	Price per Unit February 28, 2002	Total Value February 1, 2002	Total Value February 28, 2002
Stocks 55% of holdings					
ARCHER DANIELS MIDLAND (ADM)		36.0000	$13.85000	$501.84	$498.60
INTERSTATE HOTELS CORP (IHCO)		3.0000	1.95000	6.00	5.85
MAC-GRAY CORP (TUC)		200.0000	3.02000	540.00	604.00
MCGRAW-HILL COS INC FORMERLY MCGRAW-HILL INC (MHP)		40.0000	65.80000	2,563.20	2,632.00
MONY GROUP INC (MNY)		40.0000	39.48000	1,431.20	1,579.20
PHILIP MORRIS COS (MO)		5.0000	52.66000	250.55	263.30
PHILLIPS VAN HEUSEN (PVH)		80.0000	14.49000	984.00	1,159.20
STARWOOD HOTELS & RESORTS WORLDWIDE INC (HOT)		17.0000	36.00000	582.25	612.00
THERMO ELECTRON CORP (TMO)		10.0000	20.35000	219.60	203.50

thirty-three (33) K OK on Hundred Two (102)
John J. Crapo, Pro se
NOV 12 2002
JJC/jjc

Fidelity Investments

Investment Report

December 1, 2001 - December 31, 2001

Online Fidelity.com
FAST(sm)-Automated Telephone 1-800-544-5555
Customer Service 1-800-544-6666

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

Brokerage 201-859338 JOHN J CRAPO - TRADITIONAL IRA - FIDELITY MANAGEMENT TRUST CO - CUSTODIAN

Account Summary

Beginning value as of Dec 1	$16,694.12
Transaction costs, loads and fees	-50.00
Change in investment value	456.60
Ending value as of Dec 31	$17,100.72

Income Summary

	This Period	Year to Date
Tax-deferred	$132.79	$256.83

Your commission schedule Bronze

Account eligible trades from Jan 2001 [illegible] Dec 2001 [illegible]

Holdings

Stocks 52% of holdings

Description	Quantity	Price	Value
ARCHER DANIELS MIDLAND (ADM)	36.0000	$14.3500	$516.60
INTERSTATE HOTELS CORP (IHCO)	3.0000	1.4200	[illegible]
MAC-GRAY CORP (TUC)	200.0000	[illegible]	582.00
MCGRAW-HILL COS INC FORMERLY MCGRAW-HILL INC (MHP)	[illegible]40.0000	[illegible]	2,439.20
	40.0000	34.5700	1,382.80
MONY GROUP INC (MNY)	5.0000	45.8500	229.25
PHILIP MORRIS COS (MO)	80.0000	10.9000	872.00
PHILLIPS VAN HEUSEN (PVH)	17.0000	29.8500	507.45
STARWOOD HOTELS & RESORTS WORLDWIDE INC (HOT)	[illegible]	[illegible]	[illegible]

0001 011231 0001 335035123 01 18 000

JOHN J. CRAPO, pro se
NOV 12 2002
thirty-three L of One Hundred TWO (102)
JJC/JJC

Fidelity Investments

Investment Report

December 1, 2001 - December 31, 2001

Brokerage 201-859338 JOHN J CRAPO - TRADITIONAL IRA - FIDELITY MANAGEMENT TRUST CO - CUSTODIAN

Holdings (symbol) as of December 31, 2001	Quantity December 31, 2001	Price per Unit December 31, 2001	Total Value December 1, 2001	Total Value December 31, 2001
THERMO ELECTRON CORP (TMO)	10.0000	23.86000	217.00	238.60
VIASYS HEALTHCARE INC COM NEW (VAS)	1.0000	20.21000	17.78	20.21
WASHINGTON POST CO CL B (WPO)	4.0000	530.00000	2,040.00	2,120.00
WYNDHAM INTL CL A (WYN)	100.0000	0.56000	59.00	56.00
Mutual Funds 47% of holdings			7,908.56	7,974.49
FIDELITY INDEPENDENCE (FDFFX)	505.6750	15.77000		
Core Account 1% of holdings				
FIDELITY CASH RESERVES (FDRXX) *7-day yield: 1.96%*	177.8600	1.00000	194.93	177.86
Total Market Value				$17,100.72

All positions held in cash account unless indicated otherwise.

Transaction Details (for holdings with activity this period)

Core Account - *Fidelity Cash Reserves*

Description	Amount
Beginning	$194.93
Investment Activity	
Securities bought	$99.86
Core account income	0.33
Income	132.46
Subtotal of Investment Activity	$32.93
Cash Management Activity	
Account fees and charges	-50.00
Subtotal of Cash Management Activity	-$50.00
Ending	$177.86

Investment Activity

Date	Security	Description	Amount
12/04	ARCHER DANIELS MIDLAND	Dividend received	1.80
12/07	PHILLIPS VAN HEUSEN	Dividend received	3.00
12/12	MCGRAW HILL COS INC FORMERLY MCGRAW	Dividend received	9.80

0001 011231 0001 335035123 01 18 000

JOHN J. CRAPO, Pro Se
NOV 12 2002
Thirty-three (33) M OF One Hundred Two (102)
JJC/jjc

Fidelity Investments

P.O. Box 145421
Cincinnati, Ohio 45250-5421





Online. On-Time. On-Demand.
View your statements online
at Fidelity.com/mystatement.

PRESORTED FIRST CLASS


U.S. POSTAGE
0 2 5 5
CINCINNATI
OH
6749437

thirty three (33) N of one Hundred. Two (102)
By John J. Crapo, Pro Ap
Nov 12th 2002
JJC/JJC

Fidelity Investments

Investment Report

April 1, 2002 - April 30, 2002

Online	Fidelity.com
FAST(sm)-Automated Telephone	800-544-5555
Customer Service	800-544-6666

ENV# 335041624

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

Brokerage 201-859338 JOHN J CRAPO - TRADITIONAL IRA - FIDELITY MANAGEMENT TRUST CO - CUSTODIAN

Account Summary

Beginning value as of Apr 1	$18,919.72
Change in investment value	-82.08
Ending value as of Apr 30	$18,837.64
Your commission schedule	Bronze
Account eligible trades from May 2001 - Apr 2002	0

Income Summary

	This Period	Year to Date
Tax-deferred	$3.20	$30.96

Holdings (Symbol) as of April 30, 2002

Holdings	Performance April 30, 2002	Quantity April 30, 2002	Price per Unit April 30, 2002	Total Value April 1, 2002	Total Value April 30, 2002
Stocks 55% of holdings					
ARCHER DANIELS MIDLAND (ADM)		36.0000	$13.27000	$501.48	$477.72
INTERSTATE HOTELS CORP (IHCO)		3.0000	2.55000	6.30	7.65
MAC-GRAY CORP (TUC)		200.0000	3.55000	700.00	710.00
MCGRAW-HILL COS INC FORMERLY MCGRAW-HILL INC (MHP)		40.0000	63.99000	2,730.00	2,559.60
MONY GROUP INC (MNY)		40.0000	39.00000	1,612.80	1,560.00
PHILIP MORRIS COS (MO)		5.0000	54.43000	263.35	272.15
PHILLIPS VAN HEUSEN (PVH)		80.0000	15.24000	1,128.80	1,219.20
STARWOOD HOTELS & RESORTS WORLDWIDE INC (HOT)		17.0000	37.80000	639.37	642.60
THERMO ELECTRON CORP (TMO)		10.0000	18.90000	207.30	189.00

0001 020430 0001 335041624 01 18 000

John J. Crapo, pro se
NOV 12 2002
Thirty-Three (33) of One Hundred Two (102)
JJC/jjc

Client Statement
Through The Courtesy Of:

Securities Account

Advest
Serving Investors Since 1898

A member of The MONY Group.

For The Period:
July 1 - July 31, 2002

JOHN JENNINGS CRAPO

Account Number:
WBG-035409-B1

Escrow Message

We are required by law to withhold and pay to the Internal Revenue Service (IRS) 30% of interest, dividends and certain other payments if you do not provide us with a properly completed IRS Form W-9: Payer's Request for Taxpayer Identification Number. If you are a nonresident alien, you must instead provide us with Form W-8: Certificate of Foreign Status, in order to prevent your account from being treated as that of a U.S. citizen.

We withheld 30% from your reportable payment(s) and placed the withheld amount(s) in escrow within your account. If we receive a properly completed IRS Form W-9 (or W-8) within 30 days*, all amounts held in escrow will be returned. If we do not receive a properly completed Form W-9 (or W-8) within 30 days, all amounts held in escrow will be paid to the IRS. Thereafter, unless we receive a properly completed Form W-9 (or W-8), we are required to withhold interest, dividends, and certain other payments credited to your account and pay such amounts to the IRS immediately.

*Note: Form W-9 (or W-8) must be received within 30 days from the opening date of your account.

Portfolio Detail

	SYMBOL	QUANTITY	CURRENT PRICE	CURRENT VALUE	ESTIMATED ACCRUED INTEREST	ESTIMATED ANNUALIZED INCOME	CURRENT YIELD	COMMENTS
Equities-98.1% of Portfolio								
AMERICAN INTERNATIONAL GROUP INC	AIG	294	63.920 **	$18,792.48		$55	.29%	
CLOROX CO	CLX	30	38.500 **	$1,155.00		$26	2.25%	
FOX ENTERTAINMENT GROUP INC CLASS A	FOX	75	19.950 **	$1,496.25				
GENERAL ELECTRIC CO	GE	30	32.200 **	$966.00		$22	2.28%	
IDACORP INC	IDA	31	25.520 **	$791.12		$58	7.33%	
LEHMAN BROTHERS HOLDINGS INC	LEH	60	56.710 **	$3,402.60		$22	.65%	
MAC GRAY CORP	TUC	500	3.060	$1,530.00				
SARA LEE CORP	SLE	25	18.740 **	$468.50		$15	3.20%	
TOTAL PRICED SECURITIES VALUE				**$28,601.95**		**$198**		
Money Market Funds-1.9% of Portfolio								
BOSTON ADVISOR MONEY MARKET CASH RESERVES FUND CLASS 1		567.160	1.000	$567.16		$6	.98%	7-Day Yield
TOTAL MONEY MARKET FUNDS				**$567.16**		**$6**		

NT848UAA-WBG-001827

Wexford Clearing Services Corporation

thirty-three (33) P OF ON HUNDRED TWO (102)
BY John J. Crapo, Pro Se
NOV 12 2002
JJC/jjc

Fidelity Investments

Investment Report

March 1, 2002 - March 31, 2002

Online	Fidelity.com
FAST(sm)-Automated Telephone	800-544-5555
Customer Service	800-544-6666

ENV# 335041933

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

Brokerage 201-859338 JOHN J CRAPO - TRADITIONAL IRA - FIDELITY MANAGEMENT TRUST CO - CUSTODIAN

Account Summary

Beginning value as of Mar 1	$18,177.41
Change in investment value	742.31
Ending value as of Mar 31	**$18,919.72**
Your commission schedule	Bronze
Account eligible trades from Apr 2001 - Mar 2002	0

Income Summary

	This Period	Year to Date
Tax-deferred	$15.30	$27.76

Holdings (Symbol) as of March 31, 2002

	Performance March 31, 2002	Quantity March 31, 2002	Price per Unit March 31, 2002	Total Value March 1, 2002	Total Value March 31, 2002
Stocks 55% of holdings					
ARCHER DANIELS MIDLAND (ADM)		36.0000	$13.93000	$498.60	$501.48
INTERSTATE HOTELS CORP (IHCO)		3.0000	2.10000	5.85	6.30
MAC-GRAY CORP (TUC)		200.0000	3.50000	604.00	700.00
MCGRAW-HILL COS INC FORMERLY MCGRAW-HILL INC (MHP)		40.0000	68.25000	2,632.00	2,730.00
MONY GROUP INC (MNY)		40.0000	40.32000	1,579.20	1,612.80
PHILIP MORRIS COS (MO)		5.0000	52.67000	263.30	263.35
PHILLIPS VAN HEUSEN (PVH)		80.0000	14.11000	1,159.20	1,128.80
STARWOOD HOTELS & RESORTS WORLDWIDE INC (HOT)		17.0000	37.61000	612.00	639.37
THERMO ELECTRON CORP (TMO)		10.0000	20.73000	203.50	207.30

JOHN J. CRAPO, Pro Se
NOV 12th 2002
thirty-three (33) Q OF one Hundred-two (102)
JJC/jjc

Client Statement
Through The Courtesy Of:

Securities Account

Advest
Serving Investors Since 1898

A member of The MONY Group.

For The Period:
August 1 - August 31, 2002

JOHN JENNINGS CRAPO

Account Number:
WBG-035409-B1

Escrow Message

We are required by law to withhold and pay to the Internal Revenue Service (IRS) 30% of interest, dividends and certain other payments if you do not provide us with a properly completed IRS Form W-9: Payer's Request for Taxpayer Identification Number. If you are a nonresident alien, you must instead provide us with Form W-8: Certificate of Foreign Status, in order to prevent your account from being treated as that of a U.S. citizen.

We withheld 30% from your reportable payment(s) and placed the withheld amount(s) in escrow within your account. This information was reflected on your previous monthly statement. Since our records indicate that we did not receive from you a properly completed IRS Form W-9 (or W-8) within 30 days*, all amounts held in escrow were paid to the IRS. This information is reflected in the activity portion of your statement.

*Note: Form W-9 (or W-8) must be received within 30 days from the opening date of your account.

Portfolio Detail

	SYMBOL	QUANTITY	CURRENT PRICE	CURRENT VALUE	ESTIMATED ACCRUED INTEREST	ESTIMATED ANNUALIZED INCOME	CURRENT YIELD	COMMENTS
Equities-99.4% of Portfolio								
AMERICAN INTERNATIONAL GROUP INC	AIG	294	62.800 **	$18,463.20		$55	.30%	
CLOROX CO	CLX	30	43.060 **	$1,291.80		$26	2.01%	
FOX ENTERTAINMENT GROUP INC CLASS A	FOX	75	22.330 **	$1,674.75				
GENERAL ELECTRIC CO	GE	30	30.150 **	$904.50		$22	2.43%	
IDACORP INC	IDA	31	26.860 **	$832.66		$58	6.97%	
LEHMAN BROTHERS HOLDINGS INC	LEH	60	57.010 **	$3,420.60		$22	.64%	
MAC GRAY CORP	TUC	500	3.190	$1,595.00				
PFIZER INC	PFE	10	33.080 **	$330.80		$5	1.51%	
SARA LEE CORP	SLE	25	18.440 **	$461.00		$15	3.25%	
TOTAL PRICED SECURITIES VALUE				$28,974.31		$203		
Money Market Funds-.6% of Portfolio								
BOSTON ADVISOR MONEY MARKET CASH RESERVES FUND CLASS 1		181.190	1.000	$181.19		$2	.95%	7-Day Yield
TOTAL MONEY MARKET FUNDS				$181.19		$2		

Wexford Clearing Services Corporation

thirty-three (33) R OF ONE HUNDRED. TWO (102)
John J. Crapo, Pro se
NOV Twelth (12th) 2002
JJC/jjC

Advest | A member of The MONY Group.
Serving Investors Since 1898

P.O. Box 2268, Peck Slip Station
New York, NY 10272

PRESORTED FIRST CLASS

NEW YORK SEP -3'02 NY

PB METER 6066001

U.S. POSTAGE 0.517

Sept 05 2002
[illegible]

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

John J. Crapo, Pro Re
[illegible]-three (33) S OF ON Hundred
TWO (102)
NOV 12 2002

JJC/jjc

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

Advest | A member of The MONY Group.
Serving Investors Since 1898

P.O. Box 2268, Peck Slip Station
New York, NY 10272

Thirty-Three (33) T OF ONE HUNDRED-TWO
J.J. CRAPO, PRO SE
NOV 12 2002
JJC/jjc

John J. CRAPO, pro se

Client Statement

Through The Courtesy Of:

Securities Account

Advest
Serving Investors Since 1898

A member of The MONY Group.

For The Period:
September 1 - September 30, 2002 JOHN JENNINGS CRAPO

Account Number:
WBG-035409-B1

Portfolio Detail

	SYMBOL	QUANTITY	CURRENT PRICE	CURRENT VALUE	ESTIMATED ACCRUED INTEREST	ESTIMATED ANNUALIZED INCOME	CURRENT YIELD	COMMENTS
Equities-99.6% of Portfolio								
AMERICAN INTERNATIONAL GROUP INC	AIG	294	54.700 **	$16,081.80		$55	.34%	
CLOROX CO	CLX	30	40.180 **	$1,205.40		$26	2.16%	
FOX ENTERTAINMENT GROUP INC CLASS A	FOX	75	22.030 **	$1,652.25				
GENERAL ELECTRIC CO	GE	30	24.650 **	$739.50		$22	2.97%	
IDACORP INC	IDA	31	24.330 **	$754.23		$58	7.69%	
LEHMAN BROTHERS HOLDINGS INC	LEH	60	49.050 **	$2,943.00		$22	.75%	
MAC GRAY CORP	TUC	500	2.940	$1,470.00				
PFIZER INC	PFE	10	29.020 **	$290.20		$5	1.72%	
PHARMACIA CORP	PHA	10	38.880 **	$388.80		$5	1.29%	
SARA LEE CORP	SLE	25	18.290 **	$457.25		$15	3.28%	
TOTAL PRICED SECURITIES VALUE				**$28,982.43**		**$208**		
Money Market Funds-.4% of Portfolio								
BOSTON ADVISOR MONEY MARKET CASH RESERVES FUND CLASS 1		98.170	1.000	$98.17		$1	1.00%	7-Day Yield
TOTAL MONEY MARKET FUNDS				**$98.17**		**$1**		

	DATE	TRANSACTION	QUANTITY	PRICE/COMMENTS	AMOUNT DEBITED	AMOUNT CREDITED
Securities Purchases & Sales						
PHARMACIA CORP UNSOLICITED	09/19	Purchased	10	39.56	$456.07	
Total Amount Debited for Securities Purchased					**$456.07**	
Total Amount Credited for Securities Sold						
Net Amount for Securities Transactions					**$456.07**	

Thirty-three (33) of one hundred two (102)
NOV 12 2002
JJC/jjc

Advest | *A member of The MONY Group.*
Serving Investors Since 1898

P.O. Box 2268, Peck Slip Station
New York, NY 10272

PRESORTED FIRST CLASS

NEW YORK SEP 05 '02 NY

U.S. POSTAGE 00.512
H METER 676101

oct 08 2002

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

John J. CRAPO, [illegible]
JJC/jjc
NOV 12 2002
~~thirty-three (33)~~ ~~H of~~ V OK
one hundred - two (102)

Advest | A member of The MONY Group.
Serving Investors Since 1898
P.O. Box 2268, Peck Slip Station
New York, NY 10272

PRESORTED FIRST CLASS

NEW YORK NY SEP 05 '02

U.S. POSTAGE 00.512
H METER 576101

oct 08 2002

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

John J. CRAPO, Pro Se
thirty-three (33) W of one
Hundred-two (102)
NOV 12th 2002

JJC / jjc

John J. CRAPO, Pro Se
NOV 12 2002
(33) x
one Hundred-two (102)
JJC/jjc

Fidelity  Investments

Investment Report

July 1, 2002 - July 31, 2002

Online	Fidelity.com
FAST(sm)-Automated Telephone	800-544-5555
Customer Service	800-544-6666

ENV# 335039911

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

Fidelity Traditional IRA 201-859338 JOHN J CRAPO - TRADITIONAL IRA - FIDELITY MANAGEMENT TRUST CO - CUSTODIAN

Federal income tax withholding applies to IRA/Keogh distributions unless you elect otherwise. If you have Federal tax withheld, State income tax withholding applies in some states. For more information, visit Fidelity.com/retirement or contact your Retirement Specialist at 800-544-4774.

Account Summary	
Beginning value as of Jul 1	$16,965.96
Transaction costs, loads and fees	-55.04
Change in investment value	-1,153.50
Ending value as of Jul 31	$15,757.42
Your commission schedule	Bronze
Account eligible trades from Aug 2001 - Jul 2002	3

Income Summary	This Period	Year to Date
Tax-deferred	$3.99	$56.96

Holdings (Symbol) as of July 31, 2002	Performance July 31, 2002	Quantity July 31, 2002	Price per Unit July 31, 2002	Total Value July 1, 2002	Total Value July 31, 2002
Stocks 44% of holdings					
ARCHER DANIELS MIDLAND (ADM)		36.0000	$11.70000	$460.44	$421.20
INTERSTATE HOTELS CORP - EXCH FOR .92 OF A SHARE INTERSTATE HOTELS & RESORTS INC CUSIP # 46088S106 (IHCO)		3.0000	2.90000	10.92	8.70
MAC-GRAY CORP. (TUC)		200.0000	3.06000	680.00	612.00
MCGRAW-HILL COS INC FORMERLY MCGRAW-HILL INC (MHP)		40.0000	62.55000	2,388.00	2,502.00

0001 020731 0001 335039911 01 18 000

Fidelity  Investments

Investment Report

July 1, 2002 - July 31, 2002

Online	Fidelity.com
FAST(sm)-Automated Telephone	800-544-5555
Customer Service	800-544-6666

ENV# 335039911

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

Fidelity Traditional IRA 201-859338 JOHN J CRAPO - TRADITIONAL IRA - FIDELITY MANAGEMENT TRUST CO - CUSTODIAN

Federal income tax withholding applies to IRA/Keogh distributions unless you elect otherwise. If you have Federal tax withheld, State income tax withholding applies in some states. For more information, visit Fidelity.com/retirement or contact your Retirement Specialist at 800-544-4774.

Account Summary

Beginning value as of Jul 1	$16,965.96
Transaction costs, loads and fees	-55.04
Change in investment value	-1,153.50
Ending value as of Jul 31	**$15,757.42**
Your commission schedule	Bronze
Account eligible trades from Aug 2001 - Jul 2002	3

Income Summary

	This Period	Year to Date
Tax-deferred	$3.99	$56.96

Holdings (Symbol) as of July 31, 2002	Performance July 31, 2002	Quantity July 31, 2002	Price per Unit July 31, 2002	Total Value July 1, 2002	Total Value July 31, 2002
Stocks 44% of holdings					
ARCHER DANIELS MIDLAND (ADM)		36.0000	$11.70000	$460.44	$421.20
INTERSTATE HOTELS CORP., EXCH FOR .92 OF A SHARE INTERSTATE HOTELS & RESORTS INC CUSIP # 46088S106 (IHCO)		3.0000	2.90000	10.92	8.70
MAC-GRAY CORP. (TUC)		200.0000	3.06000	680.00	612.00
MCGRAW-HILL COS INC FORMERLY MCGRAW-HILL INC (MHP)		40.0000	62.55000	2,388.00	2,502.00

JOHN J. CRAPO, Pro Se
NOV Twelth (12th) 2002
thirty-three (33) OF one Hundred-Two (102)
JJC/JJC

Fidelity Investments®

P.O. Box 145421
Cincinnati, Ohio 45250-5421

PRESORTED FIRST CLASS

AUG - 6 '02

U.S. POSTAGE
0 2 7 8

P.B. METER
C038918

Aug 09 2002



John J. CRAPO, Pro Se
NOV 12th 2002
thirty-three (33) of one Hun-
dred-two (102)
John J. Crapo
JJC



Fidelity Investments

Investment Report

September 1, 2001 - September 30, 2001

JOHN JENNINGS CRAPO
PO BOX 400161
CAMBRIDGE MA 02140-0002

Online	Fidelity.com
FAST(sm)-Automated Telephone	800-544-5555
Customer Service	800-544-6666

Brokerage 201-859338 JOHN J CRAPO - TRADITIONAL IRA - FIDELITY MANAGEMENT TRUST CO - CUSTODIAN

Account Summary

Beginning value as of Sep 1	$17,696.94
Change in investment value	-2,095.09
Ending value as of Sep 30	$15,601.85

Income Summary

	This Period	Year to Date
Tax-deferred	[illegible]	$111.24

Your commission schedule: Bronze

Account eligible trades from Oct 2000 - Sep 2001: [illegible]

Holdings

Stocks 54% of holdings

Description	Quantity	Price	Value	Total Value
ARCHER DANIELS MIDLAND (ADM)	36.0000	$12.59000	[illegible]	$453.24
INTERSTATE HOTELS CORP (IHCO)	3.0000	1.60000	[illegible]	4.80
MAC-GRAY CORP (TUC)	200.0000	3.10000	[illegible]	620.00
MCGRAW HILL COS INC FORMERLY MCGRAW HILL INC (MHP)	40.0000	58.20000	[illegible]	2,328.00
MONY GROUP INC (MNY)	40.0000	33.12000	[illegible]	1,324.80
PHILIP MORRIS COS (MO)	5.0000	48.29000	[illegible]	[illegible]
PHILLIPS VAN HEUSEN (PVH)	80.0000	9.90000	[illegible]	792.00
STARWOOD HOTELS & RESORTS WORLDWIDE INC (HOT)	[illegible]	22.00000	[illegible]	[illegible]
THERMO ELECTRON CORP (TMO)	10.0000	18.05000	[illegible]	180.50

JOHN J. CRAPO, Pro Se
NOV 12th 2002
thirty-Four (34) B OF one
Hundred-TWO (102)
JJC/jjc

ilbox clutter ... Get wh
ne paper deliv
delity.com/myst

CSTAMP-03-1100
1.719344.104

Fidelity Brokerage Services LLC, Member NYSE, SIPC
Fidelity Distributors Corporation

119297

JOHN J. CRAPO, Pro Se
NOV 12th 2002
JJC/jjc

thirty-Four (34) C OF one
HUNDRED - TWO (102)


Fidelity Investments
P.O. Box 145421
Cincinnati, Ohio 45250-5421
Online. On-Time. On-Demand.
View your statements online
at Fidelity.com/mystatement.
PRESORTED
FIRST CLASS
FROM ZIP CODE 06926
OCT -1 '01
U.S. POSTAGE
0.48 5
PB METER
6063522
Reduce m
oct 05 2001

JOHN J. CRAPO, Pro Se
NOV 12th 2002
JJC/jjc
Thirty-Four (34) D of One Hundred-
TWO (102)

Advest
Serving Investors Since 1898

statement of account

JOHN JENNINGS CRAPO

Account No.	Taxpayer No.	FA No.	Statement Period	Page
320-14430	004-34-8050	B01	10/1/01 to 10/31/01	4 of 4

Income & Distributions - Continued

Date	Transaction	Quantity	Description		Amount Charged	Amount Credited
10/16/01	DIVIDEND		BOSTON ADVISORS MONEY MARKET	TAXABLE		0.25
			CASH RESERVES FUND CL 1			
			YIELD 2.62% THRU 10/15/0			
			TEFRA TAX WITHHELD		(0.06)	
10/16/01	INTEREST		INTEREST ON CREDIT BALANCE	TAXABLE		0.29
			AT 1 1/4% 09/16 THRU 10/1			
			TEFRA TAX WITHHELD		(0.09)	
10/25/01	DIVIDEND	30	GENERAL ELECTRIC CO	TAXABLE		4.80
			CASH DIV ON 30 SHS			
			REC 09/28/01 PAY 10/25/01			
			TEFRA TAX WITHHELD		(1.46)	
TOTAL DIVIDENDS AND INTEREST					(2.73)	8.97

Reconciliation of Money Fund Account

Date	Transaction	Quantity	Description		Amount Charged	Amount Credited
			Previous Balance:	107.26		
10/16/01	REINVEST	0.25	BOSTON ADVISORS MONEY MARKET		(0.25)	
			CASH RESERVES FUND CL 1			
			MONTHLY DIVIDEND REINVESTED			
			Current Balance:	107.51		

End of Brokerage Statement

THANK YOU FOR DOING BUSINESS WITH ADVEST, INC.

00006494 261785 C 4 0020 01 01204085 0002 00165 A

JOHN J. CRAPO, pro se
NOV 12th 2002
Thirty-Four (34) of one Hundred Two (102)

Advest
Serving Investors Since 1898

statement of account

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

Account protection up to $50,000,000

Account No.	Taxpayer No.	FA No.	Statement Period	Page
320-14430	004-34-8050	B01	10/1/01 to 10/31/01	1 of 4

Your Financial Advisor
KEVIN CROVO
(617) 348-2207
(800) 659-2678

Office Serving Your Account
100 FEDERAL ST. 29TH FLOOR
BOSTON MA 02110

Total Portfolio Value As Of October 31, 2001
$33,295.77

Portfolio Summary

Asset	This Period	% of Portfolio	Last Period	% of Portfolio
Cash/Money Fund/Bank Balance	392.62	1.2%	386.38	1.2%
Equities & Options	32,903.15	98.8%	32,249.60	98.8%
Mutual Funds	0.00	0.0%	0.00	0.0%
Unit Investment Trusts	0.00	0.0%	0.00	0.0%
Government Bonds	0.00	0.0%	0.00	0.0%
Municipal Bonds	0.00	0.0%	0.00	0.0%
Taxable Fixed Income	0.00	0.0%	0.00	0.0%
Annuities	0.00	0.0%	0.00	0.0%
Total Portfolio Value	**33,295.77**	**100.0%**	**32,635.98**	**100.0%**

Income Summary

	This Period	Year to Date Taxable	Year to Date Non-Taxable
Dividends	8.68	97.70	0.00
Interest	0.29	10.19	0.00
Miscellaneous	0.00	0.00	0.00
Total	**8.97**	**107.89**	**0.00**
Return of Capital/Principal	0.00		0.00

Important Notice

Looking for a more predictable way to manage your investment costs? Consider the wide array of Asset Management Programs available through Advest that offer investment portfolios for an annual fee rather than individual commissions on transactions. To learn more about these opportunities, talk to your Financial Advisor.

00006492 261785 C 4 0020 01 01204085-0002 00165 A

THIS IS THE OFFICIAL STATEMENT OF YOUR ADVEST ACCOUNT. ANY OTHER INFORMATION RELATING TO YOUR PORTFOLIO IS NOT CONSIDERED AN OFFICIAL RECORD. IF YOU HAVE ANY QUESTIONS ABOUT THIS STATEMENT, PLEASE CALL THE INVESTOR SERVICES DEPARTMENT AT 1-888-ADVEST1 (1-888-238-3781).

Retain This Statement For Use In Preparing Tax Returns. See Reverse Side Of Page For Additional Information.

Thirty-Four (34) 6 OK
By John J. Crapo, Pro Se
NOV 12 2002

One Hundred. TWO (102)

Advest
Serving Investors Since 1898

statement of account

JOHN JENNINGS CRAPO

Account No.	Taxpayer No.	FA No.	Statement Period	Page
320-14430	004-34-8050	B01	11/1/01 to 11/30/01	4 of 4

Income & Distributions - Continued

Date	Transaction	Quantity	Description		Amount Charged	Amount Credited
11/15/01	DIVIDEND	30	CLOROX CC	TAXABLE		6.30
			CASH DIV ON 30 SHS			
			REC 10/31/01 PAY 11/15/01			
			TEFRA TAX WITHHELD		(1.92)	
11/16/01	INTEREST		INTEREST ON CREDIT BALANCE	TAXABLE		0.24
			AT 1.000% 10/16 THRU 11/15			
			TEFRA TAX WITHHELD		(0.07)	
11/30/01	DIVIDEND	60	LEHMAN BROTHERS HOLDINGS INC	TAXABLE		4.20
			CASH DIV ON 60 SHS			
			REC 11/15/01 PAY 11/30/01			
			TEFRA TAX WITHHELD		(1.28)	
TOTAL DIVIDENDS AND INTEREST					(3.35)	11.01

Reconciliation of Money Fund Account

Date	Transaction	Quantity	Description		Amount Charged	Amount Credited
			Previous Balance:	107.51		
11/15/01	REINVEST	0.27	BOSTON ADVISORS MONEY MARKET		(0.27)	
			CASH RESERVES FUND CL 1			
			MONTHLY DIVIDEND REINVESTED			
			Current Balance:	107.78		

End of Brokerage Statement

THANK YOU FOR DOING BUSINESS WITH ADVEST, INC.

00006265 268061 C 4 0020 01 01204085-0005 00172 A

Exhibit Four (34) H OK
John J. Crapo, Pro Se
NOV 12 2002
JJC/jjc

Advest *Serving Investors Since 1898*

statement of account

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

Account protection up to $50,000,000

Account No.	Taxpayer No.	FA No.	Statement Period	Page
320-14430	004-34-8050	B01	11/1/01 to 11/30/01	1 of 4

Your Financial Advisor
KEVIN CROVO
(617) 348-2207
(800) 659-2678

Office Serving Your Account
100 FEDERAL ST. 29TH FLOOR
BOSTON MA 02110

Total Portfolio Value As Of November 30, 2001
$35,095.58

Portfolio Summary

Asset	This Period	% of Portfolio	Last Period	% of Portfolio
Cash/Money Fund/Bank Balance	400.28	1.1%	392.62	1.2%
Equities & Options	34,695.30	98.9%	32,903.15	98.8%
Mutual Funds	0.00	0.0%	0.00	0.0%
Unit Investment Trusts	0.00	0.0%	0.00	0.0%
Government Bonds	0.00	0.0%	0.00	0.0%
Municipal Bonds	0.00	0.0%	0.00	0.0%
Taxable Fixed Income	0.00	0.0%	0.00	0.0%
Annuities	0.00	0.0%	0.00	0.0%
Total Portfolio Value	35,095.58	100.0%	33,295.77	100.0%

Income Summary

	This Period	Year to Date Taxable	Year to Date Non-Taxable
Dividends	10.77	108.47	0.00
Interest	0.24	10.43	0.00
Miscellaneous	0.00	0.00	0.00
Total	**11.01**	**118.90**	**0.00**
Return of Capital/Principal	0.00		0.00

Important Notice

In this statement you will find an announcement for Service Excellence, a new logo to identify communications about our *upcoming changes and enhancements* to Advest's technology and services programs. Please watch for mail carrying the Service Excellence logo for more information about these developments.

Advest wishes everyone a safe, peaceful holiday season!

00006265 268061 C 4 0020 01 01204085-0005 00172 A

Retain This Statement For Use In Preparing Tax Returns. See Reverse Side Of Page For Additional Information.

John J. Crapo, Pro Se
Thirty-Four (34) 1 of One Hundred Two (102)
NOV 12 2002

John J. Crapo, Pro Se
NOV 12 2002

Thirty-Four (34) J OF One Hundred-Two (102)
BY J.J. CRAPO
JJC/JJC

Advest
Serving Investors Since 1898

statement of account

JOHN JENNINGS CRAPO

Account No.	Taxpayer No.	FA No.	Statement Period	Page
320-14430	004-34-8050	B01	1/1/02 to 1/31/02	3 of 4

Income & Distributions - Continued

Date	Transaction	Quantity	Description		Amount Charged	Amount Credited
01/25/02	DIVIDEND	30	GENERAL ELECTRIC CO CASH DIV ON 30 SHS REC 12/31/01 PAY 01/25/02 TEFRA TAX WITHHELD	TAXABLE	(1.62)	5.40
TOTAL DIVIDENDS AND INTEREST					(2.79)	9.29

Withdrawals and Deposits

Date	Transaction	Quantity	Description	Amount Charged	Amount Credited
01/22/02	CNV			(305.42)	
01/24/02	CNV		CONVERT TO NEW ACCOUNT	(0.08)	
01/28/02	CNV		CONVERT TO NEW ACCOUNT	(3.78)	
TOTAL WITHDRAWALS AND DEPOSITS				(309.28)	

Positions Received and Delivered

Date	Transaction	Quantity	Description	Amount Charged	Amount Credited
01/22/02	CNV	-294	AMERICAN INTERNATIONAL GROUP INC ACCOUNT CHANGED TO 32014430 MARKET VALUE: $23,373.00		
01/22/02	CNV	-30	CLOROX CO ACCOUNT CHANGED TO 32014430 MARKET VALUE: $1,203.30		
01/22/02	CNV	-75	FOX ENTERTAINMENT GROUP INC CL A ACCOUNT CHANGED TO 32014430 MARKET VALUE: $1,765 50		
01/22/02	CNV	-30	GENERAL ELECTRIC CO ACCOUNT CHANGED TO 32014430 MARKET VALUE: $1,160 40		
01/22/02	CNV	-60	LEHMAN BROTHERS HOLDINGS INC ACCOUNT CHANGED TO 32014430 MARKET VALUE: $3,846.40		

Fidelity  Investments

Investment Report

September 1, 2002 - September 30, 2002

Fidelity Traditional IRA 201-859338 JOHN J CRAPO - TRADITIONAL IRA - FIDELITY MANAGEMENT TRUST CO - CUSTODIAN

Holdings (Symbol) as of September 30, 2002	Performance September 30, 2002	Quantity September 30, 2002	Price per Unit September 30, 2002	Total Value September 1, 2002	Total Value September 30, 2002
STARWOOD HOTELS & RESORTS WORLDWIDE INC (HOT)		17.0000	22.30000	438.26	379.10
THERMO ELECTRON CORP (TMO)		10.0000	16.13000	177.80	161.30
VIASYS HEALTHCARE INC COM NEW (VAS)		1.0000	15.40000	16.25	15.40
WYNDHAM INTL CL A (WYN)		100.0000	0.34000	65.00	34.00
Mutual Funds ***42% of holdings***					
FIDELITY INDEPENDENCE (FDFFX)		505.6750	12.01000	7,084.51	6,073.16
Core Account ***2% of holdings***					
FIDELITY CASH RESERVES (FDRXX)	*7-day yield: 1.52%*	241.2300	1.00000	1,844.52	241.23
Total Market Value					$14,608.03

All positions held in cash account unless indicated otherwise.

Transaction Details (for holdings with activity this period)

Core Account - *Fidelity Cash Reserves*

Description	Amount	Balance
Beginning		$1,844.52
Investment Activity		
Securities bought	-$1,627.00	
Core account income	1.85	
Income	21.86	
Subtotal of Investment Activity	- $1,603.29	
Ending		$241.23

Investment Activity

Settlement Date	Security	Description	Quantity	Price per Unit	Transaction Amount
9/05	PFIZER INC	Dividend received			$6.50
9/09	ARCHER DANIELS MIDLAND	Dividend received			2.16
9/11	MCGRAW-HILL COS INC FORMERLY MCGRAW-HILL INC	Dividend received			10.20

John J. Crapo, pro se
NOV 12th 2002
thirty-four (34) K of one
Hundred-TWO (102)
J.J.C/jjc

Fidelity Investments

Investment Report

September 1, 2002 - September 30, 2002

Fidelity Traditional IRA 201-859338

JOHN J CRAPO - TRADITIONAL IRA - FIDELITY MANAGEMENT TRUST CO - CUSTODIAN

Holdings (Symbol) as of September 30, 2002	Performance September 30, 2002	Quantity September 30, 2002	Price per Unit September 30, 2002	Total Value September 1, 2002	Total Value September 30, 2002
STARWOOD HOTELS & RESORTS WORLDWIDE INC (HOT)		17.0000	22.30000	438.26	379.10
THERMO ELECTRON CORP (TMO)		10.0000	16.13000	177.80	161.30
VIASYS HEALTHCARE INC COM NEW (VAS)		1.0000	15.40000	16.25	15.40
WYNDHAM INTL CL A (WYN)		100.0000	0.34000	65.00	34.00
Mutual Funds ***42% of holdings***					
FIDELITY INDEPENDENCE (FDFFX)		505.6750	12.01000	7,084.51	6,073.16
Core Account ***2% of holdings***					
FIDELITY CASH RESERVES (FDRXX)	*7-day yield: 1.52%*	241.2300	1.00000	1,844.52	241.23
Total Market Value					**$14,608.03**

All positions held in cash account unless indicated otherwise.

Transaction Details (for holdings with activity this period)

Core Account - *Fidelity Cash Reserves*

Description	Amount	Balance
Beginning		$1,844.52
Investment Activity		
Securities bought	-$1,627.00	
Core account income	1.85	
Income	21.86	
Subtotal of Investment Activity	- $1,603.29	
Ending		$241.23

Investment Activity

Settlement Date	Security	Description	Quantity	Price per Unit	Transaction Amount
9/05	PFIZER INC	Dividend received			$6.50
9/09	ARCHER DANIELS MIDLAND	Dividend received			2.16
9/11	MCGRAW-HILL COS INC FORMERLY MCGRAW- HILL INC	Dividend received			10.20

0001 020930 0001 335039126 01 18 004

John J. Crapo, Pro Se
NOV 12th 2002
Thirty-Four (34) L of one Hundred-Two (102)
JJC/jjc



Investment Report

September 1, 2002 - September 30, 2002

Fidelity Traditional IRA 201-859338 JOHN J CRAPO - TRADITIONAL IRA - FIDELITY MANAGEMENT TRUST CO - CUSTODIAN

Holdings (Symbol) as of September 30, 2002	Performance September 30, 2002	Quantity September 30, 2002	Price per Unit September 30, 2002	Total Value September 1, 2002	Total Value September 30, 2002
STARWOOD HOTELS & RESORTS WORLDWIDE INC (HOT)		17.0000	22.30000	438.26	379.10
THERMO ELECTRON CORP (TMO)		10.0000	16.13000	177.80	161.30
VIASYS HEALTHCARE INC COM NEW (VAS)		1.0000	15.40000	16.25	15.40
WYNDHAM INTL CL A (WYN)		100.0000	0.34000	65.00	34.00
Mutual Funds *42% of holdings*					
FIDELITY INDEPENDENCE (FDFFX)		505.6750	12.01000	7,084.51	6,073.16
Core Account *2% of holdings*					
FIDELITY CASH RESERVES (FDRXX)	*7-day yield: 1.52%*	241.2300	1.00000	1,844.52	241.23
Total Market Value					$14,608.03

All positions held in cash account unless indicated otherwise.

Transaction Details (for holdings with activity this period)

Core Account - *Fidelity Cash Reserves*

Description	Amount	Balance
Beginning		$1,844.52
Investment Activity		
Securities bought	-$1,627.00	
Core account income	1.85	

Description	Amount	Balance
Income	21.86	
Subtotal of Investment Activity	- $1,603.29	
Ending		$241.23

Investment Activity

Settlement Date	Security	Description	Quantity	Price per Unit	Transaction Amount
9/05	PFIZER INC	Dividend received			$6.50
9/09	ARCHER DANIELS MIDLAND	Dividend received			2.16
9/11	MCGRAW-HILL COS INC FORMERLY MCGRAW- HILL INC	Dividend received			10.20

Hundred-Two (102)
By John J. Crapo
Nov 12 2002
JJC

thirty-four (34) N of one Hundred-Two (102)

Client Statement
Through The Courtesy Of:

Advest
Serving Investors Since 1898

A member of The MONY Group.

Securities Account

For The Period:
May 1 - May 31, 2002

JOHN JENNINGS CRAPO

Account Number:
WBG-035409-B1

Portfolio Detail

	SYMBOL	QUANTITY	CURRENT PRICE	CURRENT VALUE	ESTIMATED ACCRUED INTEREST	ESTIMATED ANNUALIZED INCOME	CURRENT YIELD	COMMENTS
Equities-98.5% of Portfolio								
AMERICAN INTERNATIONAL GROUP INC	AIG	294	66.970 **	$19,689.18		$55	.28%	
CLOROX CC	CLX	30	45.800 **	$1,374.00		$25	1.82%	
FOX ENTERTAINMENT GROUP INC CLASS A	FOX	75	25.040 **	$1,878.00				
GENERAL ELECTRIC CC	GE	30	31.140 **	$934.20		$22	2.35%	
IDACORP INC	IDA	31	35.090 **	$1,087.79		$58	5.33%	
LEHMAN BROTHERS HOLDINGS INC	LEH	60	61.000 **	$3,660.00		$22	.60%	
MAC GRAY CORP	TUC	500	3.800	$1,900.00				
MONY GROUP INC	MNY	5	34.780 **	$173.90		$2	1.15%	
SARA LEE CORP	SLE	25	21.080 **	$527.00		$15	2.85%	
TOTAL PRICED SECURITIES VALUE				**$31,224.07**		**$199**		
Money Market Funds-1.5% of Portfolio								
BOSTON ADVISOR MONEY MARKET CASH RESERVES FUND CLASS 1		472.450	1.000	$472.45		$5	.99%	7-Day Yield
TOTAL MONEY MARKET FUNDS				**$472.45**		**$5**		

Account Activity

	DATE	TRANSACTION	QUANTITY	PRICE/COMMENTS	AMOUNT DEBITED	AMOUNT CREDITED
Income and Distributions						
DIV ON 30 CLOROX CO	05/15	Dividend		Income		$6.30
BOSTON ADV CL I DIV REINV 04/16 - 05/15	05/16	Money Fund Dividend		For Reinvestment		$.34
DIV ON 31 IDACORP INC	05/30	Dividend		Income		$14.42
DIV ON 60 LEHMAN BROS HLDS INC	05/31	Dividend		Income		$5.40
Miscellaneous						
FEDERAL TAX WITHHELD ON DIVIDEND DIV ON 30 CLOROX CO	05/15	Debit			$1.89	

NTB4MUAA-WBG-001687
WBG-03540

Wexford Clearing Services Corporation

John J. Crapo, Pro Se
Nov 12th 2002
nc/iic

Thirty-Four (34) of One Hundred-Two (102)

Fidelity Investments

Investment Report

May 1, 2002 - May 31, 2002

Online	Fidelity.com
FAST(sm)-Automated Telephone	800-544-5555
Customer Service	800-544-6666

ENV# 335040831

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

Brokerage 201-859338 JOHN J CRAPO - TRADITIONAL IRA - FIDELITY MANAGEMENT TRUST CO - CUSTODIAN

Account Summary

Beginning value as of May 1	$18,837.64
Transaction costs, loads and fees	-110.08
Change in investment value	-204.85
Ending value as of May 31	**$18,522.71**
Your commission schedule	Bronze
Account eligible trades from Jun 2001 - May 2002	2

Income Summary

	This Period	Year to Date
Tax-deferred	$5.98	$36.94

Holdings (Symbol) as of May 31, 2002	Performance May 31, 2002	Quantity May 31, 2002	Price per Unit May 31, 2002	Total Value May 1, 2002	Total Value May 31, 2002
Stocks *51% of holdings*					
ARCHER DANIELS MIDLAND (ADM)		36.0000	$14.55000	$477.72	$523.80
INTERSTATE HOTELS CORP (IHCO)		3.0000	3.53000	7.65	10.59
MAC-GRAY CORP (TUC)		200.0000	3.80000	710.00	760.00
MCGRAW-HILL COS INC FORMERLY MCGRAW-HILL INC (MHP)		40.0000	63.13000	2,559.60	2,525.20
MONY GROUP INC (MNY)		40.0000	34.78000	1,560.00	1,391.20
PFIZER INC (PFE)		50.0000	34.60000		1,730.00
PHILIP MORRIS COS (MO)		5.0000	57.25000	272.15	286.25
PHILLIPS VAN HEUSEN (PVH)		80.0000	15.70000	1,219.20	1,256.00

JOHN J. CRAPO, Pro Se
NOV 12 2002
JJC/jjc

Client Statement
Through The Courtesy Of

Securities Account

Advest

Serving Investors Since 1898

A member of The MONY Group.

For The Period:
February 1 - February 28, 2002

JOHN JENNINGS CRAPO

Account Number:
WBG-035409-B1

Escrow Message

We are required by law to withhold and pay to the Internal Revenue Service (IRS) 30% of interest, dividends and certain other payments if you do not provide us with a properly completed IRS Form W-9: Payer's Request for Taxpayer Identification Number. If you are a nonresident alien, you must instead provide us with Form W-8: Certificate of Foreign Status, *in order to prevent your account from being treated as that of a U.S. citizen.*

We *withheld* 30% *from* your reportable payment(s) and placed the withheld amount(s) in escrow within your account. Since our records indicate that we did not receive from you a properly completed IRS Form W-9 (or W-8) within 30 days*, all amounts held in escrow were *paid to the IRS*. This information is reflected in the activity portion of your statement.

*Note: Form W-9 (or W-8) must be received within 30 days from the opening date of your account.

Portfolio Detail

	SYMBOL	QUANTITY	CURRENT PRICE	CURRENT VALUE	ESTIMATED ACCRUED INTEREST	ESTIMATED ANNUALIZED INCOME	CURRENT YIELD	COMMENTS
Equities-95.1% of Portfolio								
AMERICAN INTERNATIONAL GROUP INC	AIG	294	73.970 **	$21,747.18		$49	.23%	
CLOROX CO	CLX	30	43.790 **	$1,313.70		$25	1.90%	
FOX ENTERTAINMENT GROUP INC CLASS A	FOX	75	22.300 **	$1,672.50				
GENERAL ELECTRIC CO	GE	30	38.500 **	$1,155.00		$22	1.90%	
LEHMAN BROTHERS HOLDINGS INC	LEH	60	56.500 **	$3,390.00		$22	.65%	
MAC GRAY CORP	TUC	500	3.020	$1,510.00				
MONY GROUP INC	MNY	5	39.480 **	$197.40		$2	1.01%	
SARA LEE CORP	SLE	25	20.920 **	$523.00		$15	2.87%	
TOTAL PRICED SECURITIES VALUE				**$31,608.78**		**$135**		
Money Market Funds-4.9% of Portfolio								
BOSTON ADVISOR MONEY MARKET CASH RESERVES FUND CLASS 1		1,621.320	1.000	$1,621.32		$17	1.04%	7-Day Yield
TOTAL MONEY MARKET FUNDS				**$1,621.32**		**$17**		

NTM4UAA-WBG-001197
WBG-01540

Wexford Clearing Services Corporation

JOHN J. CRAPO, P10 Ap
NOV 12 2002
thirty-four (34) P OF one
Hundred-TWO (102)
JJC/JJC

Fidelity Investments

Investment Report

October 1, 2001 - October 31, 2001

Online	Fidelity.com
FAST(sm)-Automated Telephone	800-544-5555
Customer Service	800-544-6666
Participant Stock Services	800-544-9534
8:00 am - 12:00 am EST, Mon - Fri.	

ENV# 335037221

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

Brokerage 201-859338 JOHN J CRAPO - TRADITIONAL IRA - FIDELITY MANAGEMENT TRUST CO - CUSTODIAN

Account Summary

Beginning value as of Oct 1	$15,601.85
Change in investment value	-91.00
Ending value as of Oct 31	**$15,510.85**
Your commission schedule	Bronze
Account eligible trades from Nov 2000 - Oct 2001	3

Income Summary

	This Period	Year to Date
Tax-deferred	$6.73	$118.07

Holdings (Symbol) as of October 31, 2001

	Performance October 31, 2001	Quantity October 31, 2001	Price per Unit October 31, 2001	Total Value October 1, 2001	Total Value October 31, 2001
Stocks 52% of holdings					
ARCHER DANIELS MIDLAND (ADM)		36.0000	$13.93000	$453.24	$501.48
INTERSTATE HOTELS CORP (IHCO)		3.0000	1.33000	4.80	3.99
MAC-GRAY CORP (TUC)		200.0000	3.00000	620.00	600.00
MCGRAW-HILL COS INC FORMERLY MCGRAW-HILL INC (MHP)		40.0000	52.58000	2,328.00	2,103.20
MONY GROUP INC (MNY)		40.0000	30.17000	1,324.80	1,206.80
PHILIP MORRIS COS (MO)		5.0000	46.80000	241.45	234.00
PHILLIPS VAN HEUSEN (PVH)		80.0000	8.54000	792.00	683.20
STARWOOD HOTELS & RESORTS WORLDWIDE INC (HOT)		17.0000	22.04000	374.00	374.68
THERMO ELECTRON CORP (TMO)		10.0000	21.14000	180.50	211.40

Thirty-Four (34) @ 9/5/02
one hundred - two
John J. CRAPO, Pro Se
NOV 12 2002
JJC/jjc

Advest | A member of The MONY Group.
Serving Investors Since 1898
P.O. Box 2268, Peck Slip Station
New York, NY 10272

Nov 07th 2002
JJ

PRESORTED FIRST CLASS

NEW YORK NY NOV04'02

U.S. POSTAGE 00.512
H METER 590811

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

02140+0002 02

John J. Crapo, pro se
NOV 12 2002
~~[illegible]~~ Four (34) S ok one Hundred-two (102)
J.J.C///C

Advest | *A member of The MONY Group.*
Serving Investors Since 1898
P.O. Box 2268, Peck Slip Station
New York, NY 10272


NEW YORK
NY
H METER 590811

Nov 07th 2002
JJ

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

02140+0002 02

John J. CRAPO Pro Se
NOV 12 2002
Thirty Four (34) S OK One Hundred Two (102)
JJC/jjc

Client Statement
Through The Courtesy Of:

Securities Account

Advest
Serving Investors Since 1898

A member of The MONY Group.

For The Period:
October 1 - October 31, 2002

JOHN JENNINGS CRAPO

Account Number:
WBG-035409-B1

Portfolio Detail

	SYMBOL	QUANTITY	CURRENT PRICE		CURRENT VALUE	ESTIMATED ACCRUED INTEREST	ESTIMATED ANNUALIZED INCOME	CURRENT YIELD	COMMENTS
Equities-99.6% of Portfolio									
AMERICAN INTERNATIONAL GROUP INC	AIG	294	62.550	**	$18,389.70		$55	.30%	
CLOROX CO	CLX	30	44.930	**	$1,347.90		$26	1.93%	
FOX ENTERTAINMENT GROUP INC CLASS A	FOX	75	24.410	**	$1,830.75				
GENERAL ELECTRIC CO	GE	30	25.250	**	$757.50		$22	2.90%	
IDACORP INC	IDA	31	26.010	**	$806.31		$58	7.19%	
LEHMAN BROTHERS HOLDINGS INC	LEH	60	53.270	**	$3,196.20		$22	.69%	
MAC GRAY CORP	TUC	500	2.960		$1,480.00				
PFIZER INC	PFE	10	31.770	**	$317.70		$5	1.57%	
PHARMACIA CORP	PHA	10	43.000	**	$430.00		$5	1.16%	
SARA LEE CORP	SLE	25	22.830	**	$570.75		$15	2.63%	
TOTAL PRICED SECURITIES VALUE					**$29,126.81**		**$208**		
Money Market Funds-.4% of Portfolio									
BOSTON ADVISOR MONEY MARKET CASH RESERVES FUND CLASS 1		105.240	1.000		$105.24		$1	.96%	7-Day Yield
TOTAL MONEY MARKET FUNDS					**$105.24**		**$1**		

Account Activity

	DATE	TRANSACTION	QUANTITY	PRICE/COMMENTS	AMOUNT DEBITED	AMOUNT CREDITED
Income and Distributions						
DIV ON 25 SARA LEE CORP	10/01	Dividend		Income		$3.75
BOSTON ADV CL I DIV REINV 09/16 - 10/15	10/16	Money Fund Dividend		For Reinvestment		$.07
DIV ON 30 GENERAL ELECTRIC CO	10/25	Dividend		Income		$5.40
Miscellaneous						
FEDERAL TAX WITHHELD ON DIVIDEND DIV ON 25 SARA LEE CORP	10/01	Debit			$1.13	

NT846UAA-WBG-001270
WBG-03540

Wexford Clearing Services Corporation

John J. CRAPO, pro se
NOV 12 2002
Thirty-Four T OF One Hundred-
TWO (102)
JJC/jjc

thirty-five (35) OK one Hundred-two (102)
BY John J. CRAPO, Pro Se
NOV 12th 2002

JJC/jjc

Client Statement ... Advest

Securities Ac...

For The Period
May 1 - May 31, 2002

Portfolio Detail

Equities-58.5% of Portfolio
AMERICAN INTERNATIONAL ...
CLOROX CC
FOX ENTERTAINMENT GROU...
GENERAL ELECTRIC CO
IDACORP INC
LEHMAN BROTHERS HOLDING...
MAC GRAY CORP
MONY GROUP INC
SARA LEE COR...

$1,067.70
$3,660.00
$1,560.00

TOTAL PRICED SECURITI...

Money Market Funds-1...
BOSTON AD... MONEY M...
CASH RE... FUND CL...
TOTAL MONEY MARKET FUNDS

POSTAL SERVICE

Post Office Box Mail Pickup Notice
Notificación para recoger correspondencia

Account Activity ...

Please present this notice to the window clerk during business hours. We are holding some of your mail for the reason indicated below:

Por favor entregue esta notificación al empleado de la ventanilla durante las horas laborables. Tenemos correspondencia para recoger en la ventanilla de servicio debido a que:

Income and Distributions

DIV ON	30 CLOROX CC	05/15	Dividend	Income	$6.30
BOSTON ADV CL	DIV REINV 04/16 - 05/15	05/16	Money Fund Dividend	For Reinvestment	$.34
DIV ON	31 IDACORP INC			Income	$14.42
DIV ON	60 LEHMAN BROS HLDS INC	05/31	Dividend	Income	$5.40

Miscellaneous

FEDERAL TAX WITHHELD ON DIVIDEND				$1.89
DIV ON	30 CLOROX CC	05/15		

☐ The article is too large for your box
El artículo es demasiado grande para su apartado

☐ There is too much mail to fit into your box
Hay demasiada correspondencia para acomodar en su apartado

☐ Postage due
Se debe franqueo

☐ The mail requires a signature
La correspondencia requiere una firma

Wexford Clearing Services Corporation

thirty-six (36) of one hundred two (102)

By John J. Crapo, Pro Se
Nov. 12th 2002
JJC/jjc


SENIOR CITIZEN
I.D. CARD
SENIOR
MASSACHUSETTS
BAY
TRANSPORTATION
AUTHORITY

thirty Seven (37) OF one
Hundred-Two (102)
By John J. CRAPO,
Pro Se
NOV 12th 2002
JJC/jjc


USA
TODAY
BOSTON
Herald
Mitt
woos
Dem
pols
$2.00 SU
BOSTON
Herald

[illegible]-kind of one
Hundred-two (102)
John J. CRAPO, [illegible]
NOV 12 2002



JJC/jjC

~~thirty~~-Nine (39)
OF one Hundred Two
BY John J Crapo.
Pro Se



Nov 12 2002

JJC | JJC

JOHN J. CRAPO, Pro Se
JJC/jjC
NOV 12th 2002
Forty(40) OF one
Hundred TWO(102)



← LADIES
Restroom
CLOSED
10
minutes
For
Cleaning

Rec'd 11/20/02

(MR) JOHN JENNINGS CRAPO PRO SE MHP
STOCKHOLDER
PO BOX 400151
CAMBRIDGE MA 02140-0002
November Seventeenth (17th) 2002 (TWO
THOUSAND-TWO) SUNDAY
RE MY STOCKHLDR PROPOSAL TO McGRAW-
HILL COMPANIES PAGE ONE(01) OF TWO(02) PP
PRINTED ONE(01)
THE McGRAW-HILL COMPANIES SIDE REVERSE
SECRETARY'S OFFICE ATTN Please SIDES BLANK
SECRETARY MR SCOTT L. BENNETT, ESQ
OR SUCCESSOR AS ACTING SENIOR VICE
PRESIDENT
1221 AVENUE OF THE AMERICAS
NEW YORK City NY 10020-1095
VIA CERTIFIED MAIL # 7002 2030
0002 2391 9624 RETURN RECEIPT
REQUESTED

DEAR MR SECRETARY

ENCLOSED WHICH I CALL TO YOUR
ATTENTION IS A COPY OF THE IN-
VESTMENT REPORT OCTOBER 01-31,
TWO THOUSAND-TWO (2002), PAGE ONE(01)
AND THE FRONT PIECE OF ENVELOPE FROM
THE SENDER

I CALL TO YOUR ATTENTION

MORE

PTWO(02) OF TWO(02)PD Reverse SIDE BLANCO
FROM STCKHLDR CRAPO to MHP
November Seventeenth (17th) 2002
Incident of Yesterday morning 6:50
AM-7:28 ~~PM~~ AM I WAS shopping at
SHAW-STAR Supermarket PORTER SQUARE
CAMBRIDGE MA I WAS GETTING AN ARTICLE
TO BUY. I WAS HARASSED BY AN EMPLOY
EE OF SAID Supermarket. I REPORTED
THE INCIDENT TO EMPLOYEE-IN-CHARGE
ON DUTY PRIOR TO MY PURCHASES
AT CHECKOUT

IF YOU HAVE QUESTIONS OR
COMMENTS OF ME PLEASE ASK them
OF ME VIA Letter TO ME AT MY
POST OFFICE BOX

Sincerely,

John Jennings Crapo, Pro Se
Non LWYR, RETRD LCSW, RETRD
Commonwlth of MASSACHUSETTS PUBLIC
EMPLOYEE

ENclosURES: PRINTED ONE(01) SIDE RE-
VERSE SIDES BLANCO — TWO(02) ENclos-
URES

JJC/jjc Nov 17 2002 7PM



Fidelity Investments®

P.O. Box 145421
Cincinnati, Ohio 45250-5421

Nov 16 2002

PRESORTED
FIRST CLASS

CINCINNATI
NOV -6 '02
OH

U.S. POSTAGE
0.27 8
PB METER
6748333





Fidelity Investments

Investment Report

Fidelity Traditional IRA [illegible] TRADITIONAL IRA FIDELITY MANAGEMENT TRUST CO [illegible]

Account Summary

Ending value as of Oct 31 [illegible]

Bronze

from Nov 2001

D

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

Mr. John Jenning Crapo
P.O. Box 408151
Cambridge, MA 02140

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X John Jennings Crapo ☐ Agent ☐ Addressee

B. Received by (Printed Name) | C. Date of Delivery
[signature] NOV 08

D. Is delivery address different from item 1? ☑ Yes
If YES, enter delivery address below: ☐ No

Fin. Desk
99 02140-9999

3. Service Type
☑ Certified Mail ☐ Express Mail
☐ Registered ☑ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number (Transfer from service label) 7000 1670 0008 1164 9312

PS Form 3811, August 2001 Domestic Return Receipt 102595-01-M-25



DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



January 3, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The McGraw-Hill Companies, Inc.
Incoming letter dated December 10, 2002

The proposal relates to charitable contributions.

There appears to be some basis for your view that McGraw-Hill may exclude the proposal under rule 14a-8(f). We note that the proponent failed to supply, within 14 days of receipt of McGraw-Hill's request, documentary support evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if McGraw-Hill omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which McGraw-Hill relies.

Sincerely,

Jennifer Bowes
Attorney-Advisor